


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2011
WASH, D.C.
211
SECTION

2010

Piper Jaffray Companies Annual Report

PiperJaffray



TO OUR SHAREHOLDERS:

In 2010, our very strong financial performance in the second half, particularly the fourth quarter, offset a weak start to the year, which resulted from a challenging capital raising environment coupled with significant market volatility. For 2010, revenues were $530 million, up 13 percent compared to 2009, and exceeded our previous highest revenues by five percent. We achieved a pre-tax operating margin of 10.9 percent and return on adjusted shareholders' equity of 3.4 percent.

I am pleased with the progress we made on several strategic fronts, the goals of which are to enhance our operating performance for the longer term. A critical component was developing a five-year strategic growth plan, which reflects our assessment of the global macroenvironment and our clients' needs.

With the acquisition of Advisory Research (ARI) on March 1, 2010, we materially diversified our business mix and grew our asset management business. For the year, asset management comprised 13 percent of total net revenues and 28 percent of pre-tax operating income. This compares to just three percent of net revenues and a small loss in 2009.

We completed a significant restructuring of our London operations. Europe will continue to be an important market for us in distributing U.S. and Asia securities and facilitating global mergers and acquisitions, but we will no longer originate or distribute European securities. We believe this action will improve earnings per share and return on equity in 2011. It also allows us to invest more resources in China, where we believe the opportunity for our firm is very compelling.

BUSINESS REVIEW

ASSET MANAGEMENT

We were very pleased with ARI's performance in 2010. Its assets under management (AUM) increased from $5.5 billion at the close of the acquisition to $6.4 billion at December 31. For ARI and FAMCO, net revenue yield on AUM was 60 basis points for 2010, a significant increase from 22 basis points in 2009. Our goal is to continue this positive trend as the assets that yield higher growth and higher revenues increase, such as the MLP product, which grew 46 percent in 2010.

CAPITAL MARKETS

Within public finance and fixed income, the municipal market environment was challenging during, and particularly at the end of, 2010. We navigated these challenges very well and generated solid performance. We increased the number of completed senior negotiated and competitive transactions by eight percent compared to 2009. While the par value of senior-managed issues declined 25 percent due to several large transactions in 2009, underwriting revenue declined only nine percent from the very robust period last year.

For equity financings, IPO activity continued to rebound with increasing momentum throughout the year as the economy strengthened. For 2010, we completed 96 global equity financings, raising $12 billion of capital. Twenty-three percent of our global capital raised was for China-based clients, up from nine percent in 2009. Our 2010 revenues increased 39 percent, which was attributable to a significant increase in our book-run business in the U.S. and in Hong Kong. Our share of Hong Kong IPO fees for middle market issuers rose to four percent after averaging less than one percent since we entered the market in 2007. Our U.S. market share within our focus sectors increased to the highest level in the past seven years, primarily driven by significant gains in the consumer sector.

VISION AND STRATEGY

We are confident that our deep expertise focused on the middle market is a compelling client value proposition. Our goal is to be the leading middle-market investment bank and public finance franchise with strong, diversified distribution, balanced by a quality-oriented, total-return investment advisor.

To support our vision, we have developed four, five-year strategic growth priorities, and successful execution against these priorities will be critical.

FIRST, we intend to substantially increase the revenues from our corporate advisory business, which has attractive profitability and returns.

SECOND, we will significantly increase revenues from public finance and fixed income distribution by creating a more national footprint. Historically, our market presence has largely been in the western U.S. In 2009, we entered the northeast and in 2010, the southeast. We plan to increase our number of senior bankers in this business by 40 percent over the next five years. In addition, we plan to double our middle market sales force to enhance public finance distribution and increase secondary revenues. Acquisitions may be a key component of growing this business.

THIRD, we intend to further invest in Asia. China- and Hong Kong-based companies represented approximately 27 percent of the global equity capital raised by middle market companies in 2010, and our focus sectors align well with the active sectors in China and Hong Kong. We anticipate that these trends will continue into 2011. We are committed to adding industry bankers, distribution, and research to enhance our presence in this burgeoning market.

FOURTH, we will grow asset management. This business has attractive productivity, profit and return characteristics and provides a good balance to the more volatile capital markets businesses. We have ample product capacity and scalability of investment teams to enable us to grow the business without a significant amount of investment. Also, we are adding new products and entering new marketing channels.

When I look ahead to 2011, I am optimistic about our prospects and how our business is positioned. We are cautious about the potential for volatile periods in the capital markets, specifically that headwinds remain in the municipal bond market. However, the macroeconomic environment continues to strengthen, which should bode well for the growth sectors of equity capital markets, mergers and acquisitions, and asset management. I believe that our firm's collective expertise and commitment will continue to drive greater client value that, in turn, will yield improved market share and financial performance.

Sincerely,



Andrew S. Duff
Chairman and Chief Executive Officer
Piper Jaffray Companies

BOARD OF DIRECTORS

Andrew S. Duff
Chairman and Chief Executive Officer
Piper Jaffray Companies

Addison (Tad) L. Piper
Retired
Former Chairman and Chief Executive Officer
Piper Jaffray Companies Inc.

Michael R. Francis
Executive Vice President and
Chief Marketing Officer
Target Corporation

Virginia Gambale
Managing Partner and Founder
Azimuth Partners LLC

B. Kristine Johnson
President
Affinity Capital Management

Lisa K. Polsky
Executive Vice President, Chief Risk Officer
CIT Group Inc.

Frank L. Sims
Retired
Former Corporate Vice President
Transportation and Product Assurance
Cargill, Inc.

Jean M. Taylor
Former President and Chief Executive Officer
Taylor Corporation

Michele Volpi
Former President and Chief Executive Officer
H.B. Fuller Company



EXECUTIVE OFFICERS

Andrew S. Duff
Chairman and Chief Executive Officer

Thomas P. Schnettler
President and Chief Operating Officer

Brien M. O'Brien
Head of Asset Management

Debbra L. Schoneman
Chief Financial Officer

James L. Chosy
General Counsel and Secretary

GUIDING PRINCIPLES

We create and implement superior financial solutions
for our clients. Serving clients is our fundamental purpose.



We earn our clients' trust by delivering
the best guidance and service.



Great people working together as a team
are our competitive advantage.



As we serve, we are committed to these core values:

Always place our clients' interests first

Conduct ourselves with integrity and treat others with respect

Work in partnership with our clients and each other

*Maintain a high-quality environment that attracts,
retains and develops the best people*

*Contribute our talents and resources to
serve the communities in which we live and work*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

Commission File No. 001-31720

PIPER JAFFRAY COMPANIES

(Exact Name of Registrant as specified in its Charter)

DELAWARE *(State or Other Jurisdiction of Incorporation or Organization)*	**30-0168701** *(IRS Employer Identification No.)*
800 Nicollet Mall, Suite 800 **Minneapolis, Minnesota** *(Address of Principal Executive Offices)*	**55402** *(Zip Code)*

(612) 303-6000

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	The New York Stock Exchange
Preferred Share Purchase Rights	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the 18,599,453 shares of the Registrant's Common Stock, par value $0.01 per share, held by non-affiliates based upon the last sale price, as reported on the New York Stock Exchange, of the Common Stock on June 30, 2010 was approximately $599 million.

As of February 18, 2011, the Registrant had 19,389,791 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the Registrant's Proxy Statement for its 2011 Annual Meeting of Shareholders to be held on May 4, 2011.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward looking statements include, among other things, statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under "Legal Proceedings" in Part I, Item 3 of this Form 10-K. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "Risk Factors" in Item 1A, as well as those factors discussed under "External Factors Impacting Our Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K and in our subsequent reports filed with the Securities and Exchange Commission ("SEC"). Our SEC reports are available at our Web site at www.piperjaffray.com and at the SEC's Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

ITEM 1. *BUSINESS.*

Overview

Piper Jaffray Companies is a leading, international investment bank and institutional securities firm, serving the needs of corporations, private equity groups, public entities, nonprofit clients and institutional investors. Founded in 1895, Piper Jaffray provides a broad set of products and services, including equity and debt capital markets products; public finance services; financial advisory services; equity and fixed income institutional brokerage; equity and fixed income research; and asset management services. Our headquarters are located in Minneapolis, Minnesota and we have offices across the United States and international locations in Hong Kong, Shanghai and London. We market our investment banking and institutional securities business under a single name-Piper Jaffray-which gives us a consistent brand across this business. Our asset management business is marketed under two names: ARI, which is derived from our subsidiary Advisory Research, Inc., which we acquired in March 2010, and FAMCO, which is derived from our subsidiary, Fiduciary Asset Management, Inc.

Prior to 1998, Piper Jaffray was an independent public company. U.S. Bancorp acquired the Piper Jaffray business in 1998 and operated it through various subsidiaries and divisions. At the end of 2003, U.S. Bancorp facilitated a tax-free distribution of our common stock to all U.S. Bancorp shareholders, causing Piper Jaffray to become an independent public company again.

Our continuing operations consist principally of four components:

- *Investment Banking* — We raise capital through equity financings and provide advisory services, primarily relating to mergers and acquisitions, for our corporate clients. We operate in seven focus industries: business services, clean technology and renewables, consumer, financial institutions, healthcare, industrial growth, and media, telecommunications and technology, primarily focusing on middle-market clients. For our government and non-profit clients, we underwrite debt issuances and provide financial advisory and interest rate risk management services. Our public finance investment banking capabilities focus on state and local governments, and the healthcare, higher education, housing, hospitality, transportation and commercial real estate industries.
- *Equity and Fixed Income Institutional Brokerage* — We offer both equity and fixed income advisory and trade execution services for institutional investors, public and private corporations, public entities and non-profit clients. Integral to our capital markets efforts, we have equity sales and trading relationships with institutional investors in the United States, Asia and Europe that invest in our focus industries. Our fixed income sales and trading professionals have expertise in municipal, corporate, mortgage, agency and structured product securities and cover a range of institutional investors. In addition, we engage in proprietary trading in certain products where we have expertise.

- *Asset Management* — Our asset management business provides services to separately managed accounts, partnerships, and open and closed-end mutual funds. We offer an array of investment products including small and mid-cap value equity, master limited partnerships ("MLP") focused on the energy industry, and fixed income.

  In 2010, we significantly expanded our asset management business through the acquisition of Advisory Research, Inc. ("ARI"), a Chicago-based asset management firm with approximately $6.4 billion of assets under management, focused primarily on equity securities.

- *Other Income* — Other income includes revenue from merchant banking activities, gains and losses from investments in private equity and venture capital funds as well as other firm investments, and income associated with the forfeiture of stock-based compensation.

On August 11, 2006, we completed the sale of our Private Client Services branch network and certain related assets to UBS Financial Services Inc., a subsidiary of UBS AG ("UBS"), thereby exiting the Private Client Services ("PCS") business. PCS results of operations and related restructuring costs are included within discontinued operations.

Our principal executive offices are located at 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402, and our general telephone number is (612) 303-6000. We maintain an Internet Web site at http://www.piperjaffray.com. The information contained on and connected to our Web site is not incorporated into this report. We make available free of charge on or through our Web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and all other reports we file with the SEC, as soon as reasonably practicable after we electronically file these reports with, or furnish them to, the SEC. "Piper Jaffray," the "Company," "registrant," "we," "us" and "our" refer to Piper Jaffray Companies and our subsidiaries. The Piper Jaffray logo and the other trademarks, tradenames and service marks of Piper Jaffray mentioned in this report, including Piper Jaffray®, are the property of Piper Jaffray.

Financial Information about Geographic Areas

We operate predominantly in the United States. We also provide investment banking, research, and sales and trading services to selected companies in international jurisdictions in Asia and Europe. We have offices in Hong Kong and Shanghai that operate under the name Piper Jaffray Asia. Piper Jaffray Ltd. is our subsidiary domiciled in London, England. Net revenues derived from international operations were $63.9 million, $41.0 million, and $42.3 million for the years ended December 31, 2010, 2009, and 2008, respectively. Long-lived assets attributable to foreign operations were $13.9 million and $12.9 million at December 31, 2010 and 2009, respectively.

Competition

Our business is subject to intense competition driven by large Wall Street and international firms operating independently or as part of a large commercial banking institution. We also compete with regional broker dealers, boutique and niche-specialty firms, and alternative trading systems that effect securities transactions through various electronic media. Competition is based on a variety of factors, including price, quality of advice and service, reputation, product selection, transaction execution, financial resources and investment performance. Many of our large competitors have greater financial resources than we have and may have more flexibility to offer a broader set of products and services than we can.

In addition, there is significant competition within the securities industry for obtaining and retaining the services of qualified employees. Our business is a human capital business and the performance of our business is dependent upon the skills, expertise and performance of our employees. Therefore, our ability to compete effectively is dependent upon attracting and retaining qualified individuals who are motivated to serve the best interests of our clients, thereby serving the best interests of our company. Attracting and retaining employees depends, among other things, on our company's culture, management, work environment, geographic locations and compensation.

Seasonality

Our equities trading business typically experiences a mild slowdown during the late summer months.

Employees

As of February 18, 2011, we had approximately 1,053 employees, of whom approximately 589 were registered with the Financial Industry Regulatory Authority ("FINRA").

Regulation

As a participant in the financial services industry, our business is regulated by U.S. federal and state regulatory agencies, self-regulatory organizations ("SROs") and securities exchanges, and by foreign governmental agencies, financial regulatory bodies and securities exchanges. We are subject to complex and extensive regulation of most aspects of our business, including the manner in which securities transactions are effected, net capital requirements, recordkeeping and reporting procedures, relationships and conflicts with customers, the handling of cash and margin accounts, conduct, experience and training requirements for certain employees, and the manner in which we prevent and detect money-laundering activities. The regulatory framework of the financial services industry is designed primarily to safeguard the integrity of the capital markets and to protect customers, not creditors or shareholders.

The laws, rules and regulations comprising this regulatory framework can (and do) change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Recent conditions in the global financial markets and economy caused legislators and regulators to increase their focus on the financial services industry, which resulted in the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank significantly restructures and intensifies regulation in the financial services industry, with provisions that include, among other things, the creation of a new systemic risk oversight body, a limitation on proprietary trading and investment by certain bank holding companies, expansion of the authority of existing regulators, increased regulation of and restrictions on OTC derivatives markets and transactions, broadening of the reporting and regulation of executive compensation, and expansion of the standards for market participants in dealing with clients and customers. Also, conditions in the global financial markets have caused regulatory agencies to increase their examination, enforcement and rule-making activity, which we expect to continue in the coming years. Both Dodd-Frank and the intensified regulatory environment will likely alter certain business practices and change the competitive landscape of the financial services industry, which may have an adverse effect on our business, financial condition and results of operations.

Our operating subsidiaries include broker dealer and related securities entities organized in the United States, the United Kingdom and the Hong Kong Special Administrative Region of the People's Republic of China ("PRC"). Each of these entities is registered or licensed with the applicable local securities regulator and is a member of or participant in one or more local securities exchanges and is subject to all of the applicable rules and regulations promulgated by those authorities. We also maintain a representative office in the PRC, and this office is registered with the PRC securities regulator and subject to applicable rules and regulations of the PRC.

Specifically, our U.S. broker dealer subsidiary (Piper Jaffray & Co.) is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. In July of 2007, the National Association of Securities Dealers and the member regulation, enforcement and arbitration functions of the New York Stock Exchange ("NYSE") consolidated to form FINRA, which now serves as the primary SRO of Piper Jaffray & Co., although the NYSE continues to have oversight over NYSE-related market activities. FINRA regulates many aspects of our U.S. broker dealer business, including registration, education and conduct of our employees, examinations, rulemaking, enforcement of these rules and the federal securities laws, trade reporting and the administration of dispute resolution between investors and registered firms. We have agreed to abide by the rules of FINRA (as well as those of the NYSE and other SROs), and FINRA has the power to expel, fine and otherwise discipline Piper Jaffray & Co. and its officers, directors and employees. Among the rules that apply to Piper Jaffray & Co. are the uniform net capital rule of the SEC (Rule 15c3-1) and the net capital rule of FINRA. Both rules set a minimum level of net capital a broker dealer must maintain and also require that a portion of the broker dealer's assets be relatively liquid. Under the FINRA rule, FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below FINRA requirements. In addition, Piper Jaffray & Co. is subject to certain notification requirements related to withdrawals of excess net capital. As a result of these rules, our ability to make withdrawals of capital from Piper Jaffray & Co. may be limited. In addition, Piper Jaffray & Co. is licensed as a broker dealer in each of the 50 states, requiring us to comply with applicable laws, rules and regulations of each state. Any state may revoke a license to conduct a securities business and fine or otherwise discipline broker dealers and their officers, directors and employees. Piper Jaffray & Co. also has established a representative office in Shanghai, PRC, which is registered with the China Securities Regulatory Commission ("CSRC") and is subject to CSRC administrative measures applicable to foreign securities organizations operating representative offices in China. These administrative measures relate to, among other things, business conduct.

We operate three entities licensed and regulated by the Hong Kong Securities and Futures Commission ("SFC"): Piper Jaffray Asia Limited, Piper Jaffray Asia Securities Limited and Piper Jaffray Asia Futures Limited. Each of these entities is registered under the laws of Hong Kong and subject to the Securities and Futures Ordinance and related rules regarding, among other things, capital adequacy, customer protection and business conduct.

Piper Jaffray Ltd., our U.K. subsidiary, is registered under the laws of England and Wales and is authorized and regulated by the U.K. Financial Services Authority ("FSA"). As a result, Piper Jaffray Ltd. is subject to regulations regarding, among other things, capital adequacy, customer protection and business conduct.

Each of the entities identified above also is subject to anti-money laundering regulations. Piper Jaffray & Co. is subject to the USA PATRIOT Act of 2001, which contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations requiring us to implement standards for verifying client identification at account opening, monitoring client transactions and reporting suspicious activity. Piper Jaffray Ltd. and our Piper Jaffray Asia entities are subject to similar anti-money laundering laws and regulations promulgated in the United Kingdom and Hong Kong, respectively. We are also subject the U.S. Foreign Corrupt Practices Act ("FCPA") as well as other anti-bribery laws in the jurisdictions in which we operate. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage.

Our asset management subsidiaries, ARI, Fiduciary Asset Management, Inc. ("FAMCO") and Piper Jaffray Investment Management LLC are registered as investment advisers with the SEC and subject to the regulation and oversight by the SEC. These requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between advisor and advisory clients, as well as general anti-fraud prohibitions. Certain investment funds that we manage are registered investment companies under the Investment Company Act, as amended. Those funds and entities that serve as the funds' investment advisors are subject to the Investment Company Act and the rules and regulations of the SEC, which regulate the relationship between a registered investment company and its investment advisor and prohibit or severely restrict principal transactions or joint transactions, among other requirements. Also, ARI and FAMCO are also authorized by the Irish Financial Services Regulatory Authority as an investment advisor in Ireland and cleared by the Luxembourg Commission de Surviellance du Secteur Financier as a manager to Luxembourg funds.

Certain of our businesses also are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges governing the privacy of client information. Any failure with respect to our practices, procedures and controls in any of these areas could subject us to regulatory consequences, including fines, and potentially other significant liabilities.

Executive Officers

Information regarding our executive officers and their ages as of February 18, 2011, are as follows:

Name	Age	Position(s)
Andrew S. Duff	53	Chairman and Chief Executive Officer
Thomas P. Schnettler	54	President and Chief Operating Officer
James L. Chosy	47	General Counsel and Secretary
Brien M. O'Brien	54	Head of Asset Management
Debbra L. Schoneman	42	Chief Financial Officer

Andrew S. Duff is our chairman and chief executive officer. Mr. Duff became chairman and chief executive officer of Piper Jaffray Companies following completion of our spin-off from U.S. Bancorp on December 31, 2003. He also has served as chairman of our broker dealer subsidiary since 2003, as chief executive officer of our broker dealer subsidiary since 2000, and as president of our broker dealer subsidiary since 1996. He has been with Piper Jaffray since 1980. Prior to the spin-off from U.S. Bancorp, Mr. Duff also was a vice chairman of U.S. Bancorp from 1999 through 2003.

Thomas P. Schnettler is our president and chief operating officer. He has been with Piper Jaffray since 1986 and has held his current position since May 2008. He previously served as vice chairman and chief financial officer, a position he held from August 2006 until May 2008. Prior to that, he served as head of our Corporate and Institutional Services business beginning in July 2005, and as head of our Equities and Investment Banking group from June 2002 until July 2005, head of our investment banking department from October 2001 to June 2002, and as co-head of this department from 2000 until October 2001. From 1988 to 2000, he served Piper Jaffray as a managing director in our investment banking department.

James L. Chosy is our general counsel and secretary. Mr. Chosy has served in these roles since joining Piper Jaffray in March 2001. From 1995 until joining Piper Jaffray, he was vice president, associate general counsel of U.S. Bancorp. He also served as assistant secretary of U.S. Bancorp from 1995 through 2000 and as secretary from 2000 until his move to Piper Jaffray.

Brien M. O'Brien is our head of asset management. He has served in this role since joining Piper Jaffray in March 2010 following the closing of the transaction with ARI, an asset management firm based in Chicago, Illinois. From 1996 until joining Piper Jaffray, he was chairman and chief executive officer of ARI.

Debbra L. Schoneman is our chief financial officer. Ms. Schoneman joined Piper Jaffray in 1990 and has held her current position since May 2008. She previously served as treasurer from August 2006 until May 2008. Prior to that, she served as finance director of our Corporate and Institutional Services business from July 2002 until July 2004 when the role was expanded to include our Public Finance Services division. From 1990 until July 2002, she served in various roles in the accounting and finance departments within Piper Jaffray.

ITEM 1A. *RISK FACTORS.*

Developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability.

Economic and market conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity. For example:

- Our investment banking revenue, in the form of underwriting, placement and financial advisory fees from equity, acquisition and disposition, and public finance transactions, is directly related to the volume and value of the transactions as well as our role in these transactions. During the first half of 2010, uncertainty regarding the strength of the global economic recovery led to broad-based market declines and volatility that negatively impacted U.S. capital-raising, particularly for initial public offerings and growth sectors in which we participate. The reduction in capital-raising negatively impacted our equities investment banking revenue as fewer transactions were completed and the size of the transactions were reduced. If similar market dynamics occur in 2011, there would likely be a similar impact on our equities investment banking business as capital-raising activity declined.

- Our Public Finance Services and Fixed Income Services businesses were negatively impacted in 2010 by the uncertainties and volatility related to concerns over municipal-issuer credit quality, treasury rates, and the extension of the Build America Bonds program. In 2011, state and local governments may continue to struggle with budget pressures caused by the recent recession, and concerns regarding municipal-issuer credit quality may persist. These investor concerns could potentially reduce the volume and size of public finance transactions during 2011 and negatively impact our public finance investment banking business. We also expect that the interest rate volatility experienced in 2010 may continue into 2011, which together with municipal market uncertainty and volatility may negatively impact our fixed income institutional brokerage business. Changes in interest rates (especially if the changes are rapid and severe) or uncertainty regarding the future direction of interest rates may reduce customer activity and may also negatively impact the value of our fixed income securities inventories and the effectiveness of our related hedging strategies.

- A decline in the financial markets will reduce asset valuations and adversely impact our asset management business. A reduction in asset values would negatively impact this business by reducing the value of assets under management, and as a result, the revenues associated with this business. In addition, we could experience a reduction in the inflow of assets under management or an increase of outflows during times of market declines, which would adversely impact this business.

- Our Equities business could be negatively impacted from declining market values and asset levels, which will reduce commission revenue. Also, if the market trends downward or remains flat, this reduced volatility will negatively impact the business as volume levels decline with volatility. A decline in institutional and trading revenue as a result of these factors would have a negative impact on our business and results of operations.

It is difficult to predict the market conditions for 2011, which are dependent in large part upon the pace and consistency of the global economic recovery now underway. Our operating size and the cyclical nature of the economy and this industry leads to volatility in our financial results, including our operating margins, compensation ratios and revenue and expense levels. Our financial performance may be limited by the fixed nature of certain expenses, the impact from unanticipated losses or expenses during the year, and the inability to scale back costs in a timeframe to match decreases in revenue-related changes in market and economic conditions. As a result, our financial results may vary significantly from quarter-to-quarter and year-to-year.

Developments in specific sectors of the economy have in the past adversely affected, and may in the future adversely affect, our business and profitability.

Our results for a particular period may be disproportionately impacted by declines in specific sectors of the economy due to our business mix and focus areas. For example:

- Our Fixed Income Services business derives its revenue primarily from sales and trading activity in the municipal market and to a lesser extent from corporate credits and structured products within the taxable market. During 2010, we experienced a less favorable municipal trading environment due to concerns over credit quality for municipal issuers, volatility in interest rates, in particular treasury rates, and uncertainties surrounding the extension of the Build America Bonds program. Challenges in the municipal trading environment have continued into 2011 as concerns over municipal-issuer credit quality persist, and these market conditions may negatively impact our results of operations in this area, potentially materially. As an example, our proprietary trading activities in the municipal market have generated significant revenue in both 2010 and 2009, and an inability to predict municipal market conditions or take advantage of the existing trading environment would negatively impact this business and our results of operations generally. Also, our operating results for this business may not correlate with the results of other firms or the fixed income market generally because we do not participate in significant segments of the fixed income markets (e.g., credit default swaps, interest rate products and currencies and commodities).

- Similar to our Fixed Income Services business, our Public Finance Services business depends heavily upon conditions in the municipal market. Our ability to effect investment banking transactions in the state and local government sectors has been, and will continue to be, challenged by concerns of municipal-issuer credit quality. In addition, our public finance business focuses on investment banking activity in sectors that include higher education, housing, healthcare, and hospitality sectors, with an emphasis on transactions with a par value of $500 million or less. Challenging market conditions for these sectors that are disproportionately worse than those impacting the broader economy or municipal markets generally may adversely impact our business. As an example, we have historically participated in the market for low- or non-rated public finance investment banking transactions, and this market continues to experience a slow recovery following the credit crisis of 2008.
- The global recession had a significant negative impact on economic and market conditions in Europe and Asia, which reduced our revenue from international operations. With respect to Europe, the equity capital raising environment for European-based middle market companies remained depressed throughout 2010, particularly in biotechnology, our primary specialty focus. As a result, in the fourth quarter of 2010, we exited the origination and distribution of European securities and shifted the focus of our European operations to the distribution of U.S. and Asia securities to European institutional investors and merger and acquisition advisory services. As part of this strategy, we will invest further in our Asia operations, focusing in particular on activities in China, and this investment in the Asian market will expose us to a greater degree to the economic and market conditions in this geographic region as well as other unique risks associated with Asia-based operations.
- Volatility or uncertainty in the business environment for clean technology and renewables, business services, consumer, financial institutions, healthcare, industrial growth, and media, telecommunications and technology, including but not limited to challenging market conditions for these sectors that are disproportionately worse than those impacting the economy and markets generally or downturns in these sectors that are independent of general economic and market conditions, may adversely affect our business. Further, we may not participate or may participate to a lesser degree than other firms in sectors that experience significant activity, such as depository financial institutions, energy and mining, and industrials, and our operating results many not correlate with the results of other firms who participate in these sectors.

We may not be able to compete successfully with other companies in the financial services industry who often have significantly greater resources than we do.

The financial services industry remains extremely competitive, and our revenues and profitability will suffer if we are unable to compete effectively. An inability to effectively compete will also have a negative impact on our ability to achieve our five-year strategic growth priorities, which include significant revenue growth for our corporate advisory and public finance businesses, expansion of our Asia-based business and growth in our asset management business. We compete generally on the basis of such factors as quality of advice and service, reputation, price, product selection, transaction execution and financial resources. Pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues.

We remain at a competitive disadvantage given our relatively small size compared to some of our competitors. Large financial services firms have a larger capital base, greater access to capital and greater resources than we have, affording them greater capacity for risk and potential for innovation, an extended geographic reach and flexibility to offer a broader set of products. For example, these firms have used their resources and larger capital base to take advantage of growth in international markets and to support their investment banking business by offering credit products to corporate clients, which is a significant competitive advantage. With respect to our Fixed Income Services and Public Finance Services businesses, it is more difficult for us to diversify and differentiate our product set, and our fixed income business mix currently is concentrated in the municipal market and to a lesser extent corporate credits and structured products, potentially with less opportunity for growth than other firms who have grown their fixed income businesses by investing in, developing and offering non-traditional products (e.g., credit default swaps, interest rate products and currencies and commodities).

The business operations that we conduct outside of the United States subject us to unique risks.

To the extent we conduct business outside the United States, for example in Asia and to a lesser extent Europe, we are subject to risks including, without limitation, the risk that we will be unable to provide effective operational support to these business activities, the risk of non-compliance with foreign laws and regulations, and the general economic and political conditions in countries where we conduct business, which may differ significantly from those in the United States. In 2010, we restructured our international operations and exited origination and distribution of European securities and announced our intention to further invest in our Asia operations, particularly China. This increased focus on Asia, particularly China, will increase our exposure to these risks associated with international operations. Further, the capital markets in Asia are emerging and less developed than those of the U.S. or Europe and many Asia-based issuer companies seeking to raise capital are less mature than may be the case in the U.S. or Europe and may have a higher risk profile, potentially exposing us to greater underwriting and other risk in our global equity capital markets business.

In addition, we may experience currency risk as foreign exchange rates fluctuate in a manner that negatively impacts the value of non-U.S. dollar assets, revenues and expenses. If we are unable to manage these risks effectively, our reputation and results of operations could be harmed.

Our businesses, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets.

The amount and duration of our credit exposures has been volatile over the past several years. This exposes us to the increased risk that third parties who owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our results. Default rates, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Although we regularly review credit exposures to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Also, concerns about, or a default by, one institution generally leads to losses, significant liquidity problems, or defaults by other institutions, which in turn adversely affects our business.

Particular activities or products within our business have exposed us to increasing credit risk, including inventory positions, interest rate swap contracts with customer credit exposure, merchant banking debt investments, counterparty risk with two major financial institutions related to customer interest rate swap contracts without customer credit exposure, investment banking and advisory fee receivables, customer margin accounts, and trading counterparty activities related to settlement and similar activities. With respect to interest rate swap contracts with customer exposure, we have credit exposure with six counterparties totaling $22.0 million at December 31, 2010 as part of our matched-book interest rate swap program. Unfavorable changes in interest rates in 2011 could increase our exposure. For example, a decrease in interest rates would increase the amount that would be payable to us in the event of a termination of the contract, and result in a corresponding increase in the amount that we would owe to our hedging counterparty. If our counterparty is unable to make its payment to us, we would still be obligated to pay our hedging counterparty, resulting in credit losses. With respect to merchant banking investments, we have two debt investments totaling $11.7 million as of December 31, 2010. Non-performance by our counterparties, clients and others, including with respect to our inventory positions, interest rate swap contracts with customer credit exposures and our merchant banking debt investments could result in losses, potentially material, and thus have a significant adverse effect on our business and results of operations.

Our stock price may fluctuate as a result of several factors, including but not limited to, changes in our revenues and operating results.

We have experienced, and expect to experience in the future, fluctuations in the market price of our common stock due to factors that relate to the nature of our business, including but not limited to changes in our revenues and operating results. Our business, by its nature, does not produce steady and predictable earnings on a quarterly basis, which causes fluctuations in our stock price that may be significant. Other factors that have affected, and may further affect, our stock price include changes in or news related to economic or market events or conditions, changes in market conditions in the financial services industry, including developments in regulation affecting our business, failure to meet the expectations of market analysts, changes in recommendations or outlooks by market analysts, and aggressive short selling similar to that experienced in the financial industry in 2008.

The volume of anticipated investment banking transactions may differ from actual results.

The completion of anticipated investment banking transactions in our pipeline is uncertain and beyond our control, and our investment banking revenue is typically earned only upon the successful completion of a transaction. In most cases, we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. For example, a client's acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the client's or counterparty's business. If parties fail to complete a transaction on which we are advising or an offering in which we are participating, we earn little or no revenue from the transaction and may have incurred significant expenses (for example, travel and legal expenses) associated with the transaction. Accordingly, our business is highly dependent on market conditions as well as the decisions and actions of our clients and interested third parties, and the number of engagements we have at any given time (and any characterization or description of our deal pipelines) is subject to change and may not necessarily result in future revenues.

An inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition and results of operations.

Liquidity, or ready access to funds, is essential to our business. Several large financial institutions failed or merged with others during the credit crisis following significant declines in asset values in securities held by these institutions. To fund our business, we maintain a cash position and rely on bank financing as well as other funding sources such as the repurchase markets. The majority of our bank financing consists of uncommitted credit lines, which could become unavailable to us on relatively short notice. Our committed facilities include a $250 million committed credit facility that was renewed for the second consecutive year as well as a new three-year credit facility entered into at the end of 2010. The three-year facility refinanced $120 million of unsecured variable rate senior notes related to the acquisition of ARI, and consists of term loans in the aggregate amount of $100 million and a $50 million revolving credit facility that the Company may draw upon at its discretion. In addition to our committed credit facility and in order to diversify our short-term funding needs, we also continue to maintain our $300 million commercial paper program.

Our access to funding sources, particularly uncommitted funding sources, could be hindered by many factors, and many of these factors we cannot control, such as economic downturns, the disruption of financial markets, the failure or consolidation of other financial institutions, negative news about the financial industry generally or us specifically. We could experience disruptions with our credit facilities in the future, including the loss of liquidity sources and/or increased borrowing costs, if lenders or investors develop a negative perception of our short- or long-term financial prospects, which could result from decreased business activity. Our liquidity also could be impacted by the activities resulting in concentration of risk, including proprietary activities from long-term investments and/or investments in specific markets or products without liquidity. Our access to funds may be impaired if regulatory authorities take significant action against us, or if we discover that one of our employees has engaged in serious unauthorized or illegal activity.

In the future, we may need to incur debt or issue equity in order to fund our working capital requirements, as well as to execute our growth initiatives that may include acquisitions and other investments. For example, we issued $120 million of unsecured variable rate senior notes to help fund the acquisition of ARI, which has been refinanced with a new three-year credit facility as described above. Similarly, our access to funding sources may be contingent upon terms and conditions that may limit or restrict our business activities and growth initiatives. For example, the three-year credit facility includes covenants that, among other things, limit our leverage ratio, require maintenance of certain levels of cash and regulatory net capital, require our asset management segment to achieve minimum earnings before interest, taxes, depreciation and amortization, and impose certain limitations on our ability to make acquisitions and make payments on our capital stock.

Lastly, we currently do not have a credit rating, which could adversely affect our liquidity and competitive position by increasing our borrowing costs and limiting access to sources of liquidity that require a credit rating as a condition to providing funds.

Concentration of risk increases the potential for significant losses.

Concentration of risk increases the potential for significant losses in our sales and trading, proprietary trading, merchant banking investments and underwriting businesses. We have committed capital to these businesses, and we may take substantial positions in particular types of securities and/or issuers. This concentration of risk may cause us to suffer losses even when economic and market conditions are generally favorable for our competitors. Further, disruptions in the credit markets can make it difficult to hedge exposures effectively and economically. We also experience concentration of risk in our role as remarketing agent and broker dealer for certain types of securities, including in our role as remarketing agent for approximately $5.6 billion of variable rate demand notes. In an effort to facilitate liquidity, we may (but are not required to) increase our inventory positions in securities, exposing ourselves to greater concentration of risk and potential financial losses from the reduction in value of illiquid positions. Further, inventory positions that benefit from a liquidity provider, such as certain types of variable rate demand notes, may be adversely affected by an event that results in termination of the liquidity provider's obligation, such as an insolvency or ratings downgrade of the monoline insurer.

In recent years, financial services firms have also moved toward larger and more frequent commitments of capital, which has increased the potential for significant losses in our sales and trading and underwriting activities, where we have committed capital and taken substantial positions in particular types of securities and/or issuers. Our results of operations for a given period may be affected by the nature and scope of these activities and such activities will subject us to market fluctuations and volatility that may adversely affect the value of our positions, which could result in significant losses and reduce our revenues and profits.

An inability to readily divest or transfer trading positions may result in financial losses to our business.

Timely divestiture or transfer of our trading positions, including equity, fixed income and other securities positions, can be impaired by decreased trading volume, increased price volatility, rapid changes in interest rates, concentrated trading positions, limitations on the ability to transfer positions in highly specialized or structured transactions and changes in industry and government regulations. This is true for both customer transactions that we facilitate as agent as well as proprietary trading positions that we maintain. While we hold a security, we are vulnerable to price and value fluctuations and may experience financial losses to the extent the value of the security decreases and we are unable to timely divest, hedge or transfer our trading position in that security. The value may decline as a result of many factors, including issuer-specific, market or geopolitical events. In addition, in times of market uncertainty, the inability to transfer inventory positions may have an impact on our liquidity as funding sources generally decline and we are unable to pledge the underlying security as collateral. Our liquidity may also be impacted if we choose to facilitate liquidity for specific products and voluntarily increase our inventory positions in order to do so, exposing ourselves to greater market risk and potential financial losses from the reduction in value of illiquid positions.

In addition, securities firms increasingly are committing to purchase large blocks of stock from issuers or significant shareholders, and block trades increasingly are being effected without an opportunity for us to pre-market the transaction, which increases the risk that we may be unable to resell the purchased securities at favorable prices. In addition, reliance on revenues from hedge funds and hedge fund advisors, which are less regulated than many investment company and advisor clients, may expose us to greater risk of financial loss from unsettled trades than is the case with other types of institutional investors. Concentration of risk may result in losses to us even when economic and market conditions are generally favorable for others in our industry.

The financial services industry and the markets in which we operate are subject to systemic risk that could adversely affect our business and results.

Participants in the financial services industry and markets increasingly are closely interrelated as a result of credit, trading, clearing, technology and other relationships between them. A significant adverse development with one participant (such as a bankruptcy or default) may spread to others and lead to significant concentrated or market-wide problems (such as defaults, liquidity problems or losses) for other participants, including us. This systemic risk was evident during 2008 following the demise of Bear Stearns and Lehman Brothers, and the resulting events (sometimes described as "contagion") had a negative impact on the remaining industry participants, including us. Further, the control and risk management infrastructure of the markets in which we operate often is outpaced by financial innovation and growth in new types of securities, transactions and markets. Systemic risk is inherently difficult to assess and quantify, and its form and magnitude can remain unknown for significant periods of time.

The use of estimates and valuations in measuring fair value involve significant estimation and judgment by management.

We make various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring fair value of certain financial instruments, accounting for goodwill and intangible assets, establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations, and valuing equity-based compensation awards. Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our consolidated financial statements. An unsustainable economic recovery leading to a renewed deterioration in economic or market conditions could result in impairment charges, similar to those experienced in 2008, which could materially adversely affect our results of operations.

Certain financial instruments, including trading securities owned, trading securities owned and pledged as collateral, and trading securities sold but not yet purchased, are recorded at fair value, and unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Difficult market environments, such as those experienced in 2008, may cause transferable instruments to become substantially more illiquid and difficult to value, increasing the use of valuation models. We also expect valuation to be increasingly influenced by external market and other factors, including implementation of SEC and FASB guidance on fair value accounting, issuer specific credit deteriorations and deferral and default rates, rating agency actions, and the prices at which observable market transactions occur. Our future results of operations and financial condition may be adversely affected by the valuation adjustments that we apply to these financial instruments.

Risk management processes may not fully mitigate exposure to the various risks that we face, including market risk, liquidity risk and credit risk.

We refine our risk management techniques, strategies and assessment methods on an ongoing basis. However, risk management techniques and strategies, both ours and those available to the market generally, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk. For example, we might fail to identify or anticipate particular risks that our systems are capable of identifying, or the systems that we use, and that are used within the industry generally, may not be capable of identifying certain risks. Some of our strategies for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. Any failures in our risk management techniques and strategies to accurately quantify our risk exposure could limit our ability to manage risks. In addition, any risk management failures could cause our losses to be significantly greater than the historical measures indicate. Further, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.

Financing and advisory services engagements are singular in nature and do not generally provide for subsequent engagements.

Even though we work to represent our clients at every stage of their lifecycle, we are typically retained on a short-term, engagement-by-engagement basis in connection with specific capital markets or mergers and acquisitions transactions. In particular, our revenues related to acquisition and disposition transactions tend to be highly volatile and unpredictable or "lumpy" from quarter to quarter due to the one-time nature of the transaction and the size of the fee. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations will likely be adversely affected.

Our ability to attract, develop and retain highly skilled and productive employees is critical to the success of our business.

Historically, the market for qualified employees within the financial services industry has been marked by intense competition, and the performance of our business may suffer to the extent we are unable to attract and retain employees effectively, particularly given the relatively small size of our company and our employee base compared to some of our competitors and the geographic locations in which we operate. The primary sources of revenue in each of our business lines are commissions and fees earned on advisory and underwriting transactions and customer accounts managed by our employees, who have historically been recruited by other firms and in certain cases are able to take their client relationships with them when they change firms. Some specialized areas of our business are operated by a relatively small number of employees, the loss of any of whom could jeopardize the continuation of that business following the employee's departure.

Further, recruiting and retention success often depends on the ability to deliver competitive compensation, and we may be at a disadvantage to some competitors given our size and financial resources. Our inability or unwillingness to meet compensation needs or demands may result in the loss of some of our professionals or the inability to recruit additional professionals at compensation levels that are within our target range for compensation and benefits expense. Our ability to retain and recruit also may be hindered if we limit our aggregate annual compensation and benefits expense as a percentage of annual net revenues.

Our underwriting and market-making activities may place our capital at risk.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. Further, the right to indemnification in favor of the underwriter for these offerings may not be available or sufficient to cover potential liability from any material misstatements or omissions. As discussed above, these underwriting-related risks may be greater with respect to our business in Asia because the Asian capital markets are emerging and generally less developed than those of the U.S. or Europe and many Asia-based issuer companies seeking to raise capital are less mature than may be the case in the U.S. or Europe and may have a higher risk profile. As a market maker, we may own large positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified.

Use of derivative instruments as part of our risk management techniques may not effectively hedge the risks associated with activities in certain of our businesses.

We may use futures, options, swaps or other securities to hedge inventory. For example, our fixed income business provides swaps and other interest rate hedging products to public finance clients, which we in turn hedge through a counterparty. There are risks inherent in our use of these products, including counterparty exposure and basis risk. Counterparty exposure refers to the risk that the amount of collateral in our possession on any given day may not be sufficient to fully cover the current value of the swaps if a counterparty were to suddenly default. Basis risk refers to risks associated with swaps where changes in the value of the swaps may not exactly mirror changes in the value of the cash flows they are hedging. It is possible that we may incur losses from our exposure to derivative and interest rate hedging products and the increased use of these products in the future. For example, if the derivative instruments that we use to hedge the risks associated with interest rate swap contracts with public finance clients where we have retained the credit risk are terminated as a result of a client credit event, we may incur losses if we make a payment to our hedging counterparty without recovering any amounts from our client.

Our business is subject to extensive regulation in the jurisdictions in which we operate, and a significant regulatory action against our company may have a material adverse financial effect or cause significant reputational harm to our company.

As a participant in the financial services industry, we are subject to complex and extensive regulation of many aspects of our business by U.S. federal and state regulatory agencies, self-regulatory organizations (including securities exchanges) and by foreign governmental agencies, regulatory bodies and securities exchanges. Specifically, our operating subsidiaries include broker dealer and related securities entities organized in the United States, the United Kingdom and the Hong Kong Special Administrative Region of the People's Republic of China ("PRC"). Each of these entities is registered or licensed with the applicable local securities regulator and is a member of or participant in one or more local securities exchanges and is subject to all of the applicable rules and regulations promulgated by those authorities. We maintain a representative office in the PRC, and this office is registered with the PRC securities regulator and subject to applicable rules and regulations of the PRC. In addition, our asset management subsidiaries, ARI and FAMCO, are registered as investment advisers with the SEC and subject to the regulation and oversight by the SEC.

Generally, the requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These requirements are not designed to protect our shareholders. Consequently, broker dealer regulations often serve to limit our activities, through net capital, customer protection and market conduct requirements and restrictions on the businesses in which we may operate or invest. We also must comply with asset management regulations, including requirements related to fiduciary duties to clients, recordkeeping and reporting and customer disclosures. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be newer or unclear. In addition, regulatory authorities in all jurisdictions in which we conduct business may intervene in our business and we and our employees could be fined or otherwise disciplined for violations or prohibited from engaging in some of our business activities.

Over the last several years we have expanded our international operations, including through the acquisition of Asia-based Goldbond Capital Holdings Ltd. Our international businesses subject us to a unique set of regulations, including regarding capital adequacy, customer protection and business conduct, and require us to devote increasing resources to our compliance efforts and expose us to additional regulatory risk in each of these international jurisdictions.

The laws, rules and regulations comprising this regulatory framework can (and do) change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Recent conditions in the global financial markets and economy caused legislators and regulators to increase their focus on the financial services industry, which resulted in the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank significantly restructures and intensifies regulation in the financial services industry, with provisions that include, among other things, the creation of a new systemic risk oversight body, a limitation on proprietary trading and investment by certain bank holding companies, expansion of the authority of existing regulators, increased regulation of and restrictions on OTC derivatives markets and transactions, broadening of the reporting and regulation of executive compensation, and expansion of the standards for market participants in dealing with clients and customers. Also, conditions in the global financial markets have caused regulatory agencies to increase their examination, enforcement and rule-making activity, which we expect to continue in the coming years. Both Dodd-Frank and the intensified regulatory environment will likely alter certain business practices and change the competitive landscape of the financial services industry, which may have an adverse effect on our business, financial condition and results of operations.

Our business also subjects us to the complex income tax laws of the jurisdictions in which we have business operations, and these tax laws may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes. We are subject to contingent tax risk that could adversely affect our results of operations, to the extent that our interpretations of tax laws are disputed upon examination or audit, and are settled in amounts in excess of established reserves for such contingencies.

The effort to combat money laundering also has become a high priority in governmental policy with respect to financial institutions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs. Any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities. In addition, as we expand our international operations compliance with anti-bribery laws, including the Foreign Corrupt Practices Act, will become increasingly important. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. While our employees and agents are required to comply with these laws, we cannot ensure that our internal control policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents, which acts could subject our company to fines or other regulatory consequences.

Our exposure to legal liability is significant, and could lead to substantial damages.

We face significant legal risks in our businesses. These risks include potential liability under securities laws and regulations in connection with our investment banking and other securities transactions. The volume and amount of damages claimed in litigation, arbitrations, regulatory enforcement actions and other adversarial proceedings against financial services firms have increased in recent years. Our experience has been that adversarial proceedings against financial services firms typically increase during a market downturn. We also are subject to claims from disputes with our employees and our former employees under various circumstances. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of legal reserves related to these legal liabilities difficult to determine and subject to future revision. Legal or regulatory matters involving our directors, officers or employees in their individual capacities also may create exposure for us because we may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters to the extent permitted under applicable law. In addition, like other financial services companies, we may face the possibility of employee fraud or misconduct. The precautions we take to prevent and detect this activity may not be effective in all cases and there can be no assurance that we will be able to deter or prevent fraud or misconduct. Exposures from and expenses incurred related to any of the foregoing actions or proceedings could have a negative impact on our results of operations and financial condition. In addition, future results of operations could be adversely affected if reserves relating to these legal liabilities are required to be increased or legal proceedings are resolved in excess of established reserves.

We may make strategic acquisitions and minority investments, engage in joint ventures or divest or exit existing businesses, which could cause us to incur unforeseen expense and have disruptive effects on our business but may not yield the benefits we expect.

We expect to grow in part through corporate development activities that may include acquisitions, joint ventures and minority investment stakes. For example, we expanded our existing asset management business in March 2010 with the acquisition of ARI, a Chicago-based asset management firm. Previously, we expanded our business into Asia through the acquisition of Goldbond Capital Holdings Ltd., and into asset management through the acquisition of FAMCO. These corporate development activities, and our future corporate development activities, are accompanied by a number of risks. Costs or difficulties relating to a transaction, including integration of products, employees, technology systems, accounting systems and management controls, may be difficult to predict accurately and be greater than expected causing our estimates to differ from actual results. We may be unable to retain key personnel after the transaction, and the transaction may impair relationships with customers and business partners. Also, our share price could decline after we announce or complete a transaction if investors view the transaction as too costly or unlikely to improve our competitive position. Longer-term, these activities require increased investment in management personnel, financial and management systems and controls and facilities, which, in the absence of continued revenue growth, would cause our operating margins to decline. More generally, any difficulties that we experience could disrupt our ongoing business, increase our expenses and adversely affect our operating results and financial condition. We also may be unable to achieve anticipated benefits and synergies from the transaction as fully as expected or within the expected time frame. Divestitures or elimination of existing businesses or products could have similar effects.

To the extent that we pursue corporate development activities outside of the United States, including acquisitions, joint ventures and minority investment stakes, we will be subject to political, economic, legal, operational and other risks that are inherent in operating in a foreign country. These risks include possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities. We intend to further invest in our Asia-based business, particularly China, over time and this expansion will increase our exposure to these risks. In addition, the laws and regulations applicable to the securities and financial services industries in many countries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the enhanced risk that transactions we structure (for example, joint ventures) might not be legally enforceable in the relevant jurisdictions.

Asset management revenue may vary based on investment performance and market and economic factors.

We have grown our asset management business in recent years, including most recently with the acquisition of ARI. As our revenues and pre-tax income contributions from this business increase, the risks associated with the asset management business relative to our overall operations also increase. Assets under management are a significant driver of this business, as revenues are primarily derived from management fees tied to the assets under management. Our ability to maintain or increase assets under management is subject to a number of factors, including investors' perception of our past performance, market or economic conditions, competition from other fund managers and our ability to negotiate terms with major investors.

Investment performance is one of the most important factors in retaining existing clients and competing for new asset management business. Poor investment performance and other competitive factors could reduce our revenues and impair our growth in many ways: existing clients may withdraw funds from our asset management business in favor of better performing products or a different investment style or focus; our capital investments in our investment funds or the seed capital we have committed to new asset management products may diminish in value or may be lost; and our key employees in the business may depart, whether to join a competitor or otherwise.

To the extent our future investment performance is perceived to be poor in either relative or absolute terms, our asset management revenues will likely be reduced and our ability to raise new funds will likely be impaired. Even when market conditions are generally favorable, our investment performance may be adversely affected by our investment style and the particular investments that we make. Further, as the size and number of investment funds, including exchange-traded funds, hedge funds and private equity funds increases, it is possible that it will become increasingly difficult for us to raise capital for new investment funds or price competition may mean that we are unable to maintain our current fee structures.

Our asset management business has a higher concentration of key clients as compared to our other businesses, and the loss of one or more of these clients could have a material adverse affect on our asset management revenues. As an example, each of FAMCO and ARI depends in part upon one or more significant clients, and the loss of one or more of these clients would have an adverse effect on revenues.

We enter into off-balance sheet arrangements that may be required to be consolidated on our financial statements based on future events outside of our control, including changes in complex accounting standards.

In the normal course of our business, we periodically create or transact with entities that are investment vehicles organized as limited partnerships or limited liability companies, established for the purpose of investing in equity or debt securities of public and private companies or various partnership entities. Certain of these entities have been identified as variable interest entities ("VIEs"). We are required to consolidate onto our consolidated statement of financial condition all VIEs for which we are considered to be the primary beneficiary as defined under applicable accounting standards. The assessment of whether the accounting criteria for consolidation are met requires management to exercise significant judgment. If certain events occur that require us to re-assess our initial determination of non-consolidation or if our judgment of non-consolidation is in error, we could be required to consolidate the assets and liabilities of a VIE onto our consolidated statement of financial condition and recognize its future gains or losses in our consolidated statement of operations. For reasons outside of our control, including changes in existing accounting standards, or interpretations of those standards, the risk of consolidation of these VIEs could increase. Further consolidation would affect the size of our consolidated statement of financial condition.

We have experienced significant pricing pressure in areas of our business, which may impair our revenues and profitability.

In recent years we have experienced significant pricing pressures on trading margins and commissions in equity and fixed income trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to increased price competition and decreased trading margins in certain instances. In the equity market, we have experienced increased pricing pressure from institutional clients to reduce commissions, and this pressure has been augmented by the increased use of electronic and direct market access trading, which has created additional competitive downward pressure on trading margins. The trend toward using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce our participation in the trading markets and our ability to access market information, and lead to the creation of new and stronger competitors. Institutional clients also have pressured financial services firms to alter "soft dollar" practices under which brokerage firms bundle the cost of trade execution with research products and services. Some institutions are entering into arrangements that separate (or "unbundle") payments for research products or services from sales commissions. These arrangements have increased the competitive pressures on sales commissions and have affected the value our clients place on high-quality research. Additional pressure on sales and trading revenue may impair the profitability of our business. Moreover, our inability to reach agreement regarding the terms of unbundling arrangements with institutional clients who are actively seeking such arrangements could result in the loss of those clients, which would likely reduce our institutional commissions. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions or margins.

We may suffer losses if our reputation is harmed.

Our ability to attract and retain customers and employees may be diminished to the extent our reputation is damaged. If we fail, or are perceived to fail, to address various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with market dynamics, potential conflicts of interest, legal and regulatory requirements, ethical issues, customer privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products and services. Failure to appropriately address these issues could give rise to loss of existing or future business, financial loss, and legal or regulatory liability, including complaints, claims and enforcement proceedings against us, which could, in turn, subject us to fines, judgments and other penalties.

Regulatory capital requirements may limit our ability to expand or maintain present levels of our business or impair our ability to meet our financial obligations.

We are subject to the SEC's uniform net capital rule (Rule 15c3-1) and the net capital rule of FINRA, which may limit our ability to make withdrawals of capital from Piper Jaffray & Co., our U.S. broker dealer subsidiary. The uniform net capital rule sets the minimum level of net capital a broker dealer must maintain and also requires that a portion of its assets be relatively liquid. FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below its requirements. Underwriting commitments require a charge against net capital and, accordingly, our ability to make underwriting commitments may be limited by the requirement that we must at all times be in compliance with the applicable net capital regulations. In addition, Piper Jaffray Ltd., our London-based broker dealer subsidiary, and Piper Jaffray Asia, our Hong Kong-based broker dealer subsidiary, are subject to similar limitations under applicable laws in those jurisdictions.

As Piper Jaffray Companies is a holding company, it depends on dividends, distributions and other payments from our subsidiaries to fund its obligations, including any share repurchases that we may make. The regulatory restrictions described above may impede access to funds our holding company needs to make payments on any such obligations.

Our technology systems, including outsourced systems, are critical components of our operations, and failure of those systems or other aspects of our operations infrastructure may disrupt our business, cause financial loss and constrain our growth.

We typically transact thousands of securities trades on a daily basis across multiple markets. Our data and transaction processing, custody, financial, accounting and other technology and operating systems are essential to this task. A system malfunction or mistake made relating to the processing of transactions could result in financial loss, liability to clients, regulatory intervention, reputational damage and constraints on our ability to grow. We outsource a substantial portion of our critical data processing activities, including trade processing and back office data processing. For example, we have entered into contracts with Broadridge Financial Solutions, Inc. pursuant to which Broadridge handles our trade and back office processing, and Unisys Corporation, pursuant to which Unisys supports our data center and helpdesk needs. We also contract with third parties for our market data services, which constantly broadcast news, quotes, analytics and other relevant information to our employees. We contract with other vendors to produce and mail our customer statements and to provide other services. In the event that any of these service providers fails to adequately perform such services or the relationship between that service provider and us is terminated, we may experience a significant disruption in our operations, including our ability to timely and accurately process transactions or maintain complete and accurate records of those transactions.

Adapting or developing our technology systems to meet new regulatory requirements, client needs, geographic expansion and industry demands also is critical for our business. Introduction of new technologies present new challenges on a regular basis. We have an ongoing need to upgrade and improve our various technology systems, including our data and transaction processing, financial, accounting, risk management and trading systems. This need could present operational issues or require significant capital spending. It also may require us to make additional investments in technology systems and may require us to reevaluate the current value and/or expected useful lives of our technology systems, which could negatively impact our results of operations.

Secure processing, storage and transmission of confidential and other information in our computer systems and networks also is critically important to our business. We take protective measures and endeavor to modify them as circumstances warrant. However, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, inadvertent, erroneous or intercepted transmission of information (including by e-mail), and other events that could have an information security impact. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

A disruption in the infrastructure that supports our business due to fire, natural disaster, health emergency (for example, a disease pandemic), power or communication failure, act of terrorism or war may affect our ability to service and interact with our clients. If we are not able to implement contingency plans effectively, any such disruption could harm our results of operations.

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that are intended to deter abusive takeover tactics by making them unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include limitations on actions by our shareholders by written consent and a rights plan that gives our board of directors the right to issue preferred stock without shareholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. In connection with our spin-off from U.S. Bancorp we adopted a rights agreement, which would impose a significant penalty on any person or group that acquires 15 percent or more of our outstanding common stock without the approval of our board of directors. We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

As of February 18, 2011, we conducted our operations through 31 principal offices in 17 states and in Hong Kong, Shanghai and London. All of our offices are leased. Our principal executive office is located at 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota and, as of February 18, 2011, comprises approximately 320,000 square feet of leased space (of which approximately 82,000 square feet have been subleased to others and approximately 80,000 square feet will be contracted from the leased premises through an early reduction option). We have entered into a sublease arrangement with U.S. Bancorp, as lessor, for our offices at 800 Nicollet Mall, the term of which expires on May 29, 2014.

ITEM 3. *LEGAL PROCEEDINGS.*

Due to the nature of our business, we are involved in a variety of legal proceedings (including, but not limited to, those described below). These proceedings include litigation, arbitration and regulatory proceedings, which may arise from, among other things, underwriting or other transactional activity, client account activity, employment matters, regulatory examinations of our businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. The securities industry is highly regulated, and the regulatory scrutiny applied to securities firms is intense, resulting in a significant number of regulatory investigations and enforcement actions and uncertainty regarding the likely outcome of these matters.

Litigation-related expenses include amounts we reserve and/or pay out as legal and regulatory settlements, awards or judgments, and fines. Parties who initiate litigation and arbitration proceedings against us may seek substantial or indeterminate damages, and regulatory investigations can result in substantial fines being imposed on us. We reserve for contingencies related to legal proceedings at the time and to the extent we determine the amount to be probable and reasonably estimable. However, it is inherently difficult to predict accurately the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines. We assess each proceeding based on its particular facts, our outside advisors' and our past experience with similar matters, and expectations regarding the current legal and regulatory environment and other external developments that might affect the outcome of a particular proceeding or type of proceeding. We believe, based on our current knowledge, after appropriate consultation with outside legal counsel and in light of our established reserves, that pending litigation, arbitration and regulatory proceedings, including those described below, will be resolved with no material adverse effect on our financial condition. Of course, there can be no assurance that our assessments will reflect the ultimate outcome of pending proceedings, and the outcome of any particular matter may be material to our operating results for any particular period, depending, in part, on the operating results for that period and the amount of established reserves. We generally have denied, or believe that we have meritorious defenses and will deny, liability in all significant cases currently pending against us, and we intend to vigorously defend such actions.

Municipal Derivatives Investigations and Litigation

The U.S. Department of Justice ("DOJ"), Antitrust Division, the SEC and various state attorneys general are conducting broad investigations of numerous firms, including Piper Jaffray, for possible antitrust and securities violations in connection with the bidding or sale of guaranteed investment contracts and derivatives to municipal issuers from the early 1990s to date. These investigations commenced in November 2006, and we have received and responded to various subpoenas and requests for information. In December 2007, the DOJ notified one of our employees, whose employment subsequently was terminated, that he is regarded as a target of the investigation. In addition, several class action complaints have been brought on behalf of a purported class of state, local and municipal government entities that purchased municipal derivatives directly from one of the defendants or through a broker, from January 1, 1992, to the present. The complaints, which have been consolidated in *In re Municipal Derivatives Antitrust Litigation*, MDL No. 1950 (Master Docket No. 08-2516), allege antitrust violations and civil fraud and are pending in the U.S. District Court for the Southern District of New York under the multi-district litigation rules. The complaints seek unspecified treble damages under the Sherman Act. Several California municipalities have brought separate class action complaints in California, which have since been transferred to the Southern District of New York and consolidated for pretrial purposes. In addition, approximately eleven California municipalities have filed individual lawsuits and not as a part of class actions. These individual California lawsuits have also been transferred to the Southern District of New York and consolidated for pretrial purposes. All three sets of complaints assert similar claims under federal (and for the California plaintiffs, state) antitrust claims.

ITEM 4. *[REMOVED AND RESERVED]*

PART II

ITEM 5. *MARKET FOR COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Our common stock is listed on the New York Stock Exchange under the symbol "PJC." The following table contains historical quarterly price information for the years ended December 31, 2010 and 2009. On February 18, 2011, the last reported sale price of our common stock was $43.42.

2010 Fiscal Year	High	Low
First Quarter	$51.92	$40.30
Second Quarter	43.83	31.36
Third Quarter	32.04	27.07
Fourth Quarter	35.60	28.59

2009 Fiscal Year	High	Low
First Quarter	$38.19	$18.73
Second Quarter	44.74	25.54
Third Quarter	50.76	40.26
Fourth Quarter	57.45	43.35

Shareholders

We had 18,917 shareholders of record and approximately 41,300 beneficial owners of our common stock as of February 18, 2011.

Dividends

We do not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors is free to change our dividend policy at any time. Restrictions on our U.S. broker dealer subsidiary's ability to pay dividends are described in Note 25 to the consolidated financial statements. Also, we recently entered into a bank syndicated credit agreement, as described in Note 16 to the consolidated financial statements, and it includes a restrictive covenant that restricts our ability to pay cash dividends.

A third-party trustee makes open market purchases of our common stock from time to time pursuant to the Piper Jaffray Companies Retirement Plan, under which participating employees may allocate assets to a company stock fund.

The table below sets forth the information with respect to purchases made by or on behalf of Piper Jaffray Companies or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of our common stock during the quarter ended December 31, 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(1)
Month #1				
(October 1, 2010 to October 31, 2010)	84,005	$ 28.62	84,005	$57 million
Month #2				
(November 1, 2010 to November 30, 2010)	10,527	$ 32.55	—	$57 million
Month #3				
(December 1, 2010 to December 31, 2010)	5,169	$ 32.87	—	$57 million
Total	99,701	$ 29.25	84,005	$57 million

(1) On July 28, 2010, we announced that our board of directors had authorized the repurchase of up to $75 million of common stock through September 30, 2012.

Stock Performance Graph

The following graph compares the performance of an investment in our common stock from December 31, 2005 through December 31, 2010, with the S&P 500 Index and the S&P 500 Diversified Financials Index. The graph assumes $100 was invested on December 31, 2005, in each of our common stock, the S&P 500 Index and the S&P 500 Diversified Financials Index and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

CUMULATIVE TOTAL RETURN FOR PIPER JAFFRAY COMMON STOCK, THE S&P 500 INDEX AND THE S&P DIVERSIFIED FINANCIALS INDEX


$180
$160
$140
$120
$100
$80
$60
$40
$20
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Piper Jaffray Companies
S&P 500 Index
S&P 500 Diversified Financials

Company/Index	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
Piper Jaffray Companies	**100**	161.26	114.65	98.42	125.27	86.66
S&P 500 Index	**100**	115.79	122.16	76.96	97.33	111.99
S&P 500 Diversified Financials	**100**	123.90	100.84	41.72	54.41	57.17

ITEM 6. *SELECTED FINANCIAL DATA.*

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	For The Year Ended December 31,				
(Dollars and shares in thousands, except per share data)	2010	2009	2008	2007	2006
Revenues:					
Investment banking	**$ 266,386**	$ 207,701	$ 159,747	$ 302,428	$ 298,309
Institutional brokerage	**167,954**	221,117	117,201	151,464	160,502
Interest	**51,851**	40,651	50,377	60,873	64,110
Asset management	**66,827**	14,681	16,969	6,446	222
Other income	**12,043**	2,731	2,639	6,856	14,208
Total revenues	**565,061**	486,881	346,933	528,067	537,351
Interest expense	**34,987**	18,091	20,536	23,689	32,303
Net revenues	**530,074**	468,790	326,397	504,378	505,048
Non-interest expenses:					
Compensation and benefits	**315,203**	281,277	249,438	329,811	357,904
Restructuring-related expenses	**10,863**	3,572	17,865	—	—
Goodwill impairment	**—**	—	130,500	—	—
Other	**146,292**	127,389	152,201	144,138	113,796
Total non-interest expenses	**472,358**	412,238	550,004	473,949	471,700
Income/(loss) from continuing operations before income tax expense/(benefit)	**57,716**	56,552	(223,607)	30,429	33,348
Income tax expense/(benefit)	**33,354**	26,183	(40,133)	5,790	10,210
Net income/(loss) from continuing operations	**24,362**	30,369	(183,474)	24,639	23,138
Discontinued operations:					
Income/(loss) from discontinued operations, net of tax	**—**	—	499	(2,696)	172,287
Net income/(loss)	**$ 24,362**	$ 30,369	$ (182,975)	$ 21,943	$ 195,425
Net income applicable to common shareholders	**$ 18,929**	$ 24,888	N/A	$ 19,827	$ 177,011
Earnings per basic common share					
Income/(loss) from continuing operations	**$ 1.23**	$ 1.56	$ (11.59)	$ 1.35	$ 1.16
Income/(loss) from discontinued operations	**—**	—	0.03	(0.15)	8.67
Earnings per basic common share	**$ 1.23**	$ 1.56	$ (11.55)	$ 1.20	$ 9.83
Earnings per diluted common share					
Income/(loss) from continuing operations	**$ 1.23**	$ 1.55	$ (11.59)	$ 1.34	$ 1.16
Income/(loss) from discontinued operations	**—**	—	0.03	(0.15)	8.63
Earnings per diluted common share	**$ 1.23**	$ 1.55	$ (11.55)(1)	$ 1.20	$ 9.78
Weighted average number of common shares					
Basic	**15,348**	15,952	15,837	16,474	18,002
Diluted	**15,378**	16,007	15,837(1)	16,578	18,091
Other data					
Total assets	**$2,033,787**	$1,703,330	$1,320,158	$1,759,986	$1,876,652
Long-term debt	**$ 125,000**	$ —	$ —	$ —	$ —
Shareholders' equity	**$ 813,312**	$ 778,616	$ 747,979	$ 895,147	$ 904,856
Total employees	**1,031**	1,039	1,038	1,082	1,082

(1) Earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding for periods in which a loss is incurred.

N/A — Not applicable as no allocation of income was made due to loss position.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.*

The following information should be read in conjunction with the accompanying audited consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward looking statements include, among other things, statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under "Legal Proceedings" in Part I, Item 3 of this Form 10-K and in our subsequent reports filed with the SEC. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "External Factors Impacting Our Business" as well as the factors identified under "Risk Factors" in Part I, Item 1A of this Form 10-K, as updated in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Executive Overview

Our business principally consists of providing investment banking, institutional brokerage, asset management and related financial services to corporations, private equity groups, public entities, non-profit entities and institutional investors in the United States, Europe and Asia. We operate through two reportable business segments:

Capital Markets — The Capital Markets segment provides institutional sales, trading and research services and investment banking services. Institutional sales, trading and research services focus on the trading of equity and fixed income products with institutions, government, and non-profit entities. Revenues are generated through commissions and sales credits earned on equity and fixed income institutional sales activities, net interest revenues on trading securities held in inventory, profits and losses from trading these securities and strategic trading opportunities. Investment banking services include management of and participation in underwritings, merger and acquisition services and public finance activities. Revenues are generated through the receipt of advisory and financing fees.

Asset Management — The Asset Management segment provides asset management services with product offerings in equity and fixed income securities to institutions and high net worth individuals through proprietary distribution channels. It generates revenues in the form of management and performance fees. The majority of our performance fees, if earned, are recognized in the fourth quarter. As part of our growth strategy, we expanded our asset management business through the acquisition of Advisory Research, Inc. ("ARI"), a Chicago-based asset management firm. The transaction closed on March 1, 2010. For more information on our acquisition of ARI, see Note 4 of the accompanying audited consolidated financial statements included in this report.

Our business is a human capital business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated and committed to providing the highest quality of service and guidance to our clients.

Results for the Year Ended December 31, 2010

For the year ended December 31, 2010, we recorded net income of $24.4 million, or $1.23 per diluted common share, compared with net income of $30.4 million, or $1.55 per diluted common share, for the prior year. Net revenues for the year ended December 31, 2010 were $530.1 million, up 13.1 percent from $468.8 million reported in 2009. Increased revenues from equity financings, advisory services and asset management, driven by our acquisition of ARI, were partially offset by lower institutional brokerage revenues. For the year ended December 31, 2010, non-interest expense increased 14.6 percent to $472.4 million, compared to 2009. This increase was primarily due to higher compensation costs, charges related to restructuring the firm's European operations and the addition of ARI, including amortization expense on customer contract intangible assets recorded in conjunction with the acquisition.

Market Data

The following table provides a summary of relevant market data over the past three years.

Year Ended December 31,	2010	2009	2008	2010 v 2009	2009 v 2008
Dow Jones Industrials Average *(a)*	**11,578**	10,428	8,776	11.0%	18.8%
NASDAQ *(a)*	**2,653**	2,269	1,577	16.9	43.9
NYSE Average Daily Number of Shares Traded (millions of shares)	**1,764**	2,181	2,609	(19.1)	(16.4)
NASDAQ Average Daily Number of Shares Traded (millions of shares)	**2,192**	2,225	2,259	(1.5)	(1.5)
Mergers and Acquisitions (number of transactions in U.S.) *(b)*	**8,214**	8,180	9,653	0.4	(15.3)
Public Equity Offerings (number of transactions in U.S.) *(c)(e)*	**783**	776	401	0.9	93.5
Initial Public Offerings (number of transactions in U.S.) *(c)*	**155**	58	48	167.2	20.8
Managed Municipal Underwritings (number of transactions in U.S.) *(d)*	**13,770**	11,721	10,830	17.5	8.2
Managed Municipal Underwritings (value of transactions in billions in U.S.) *(d)*	**$ 433.0**	$ 409.7	$ 389.6	5.7	5.2
10-Year Treasuries Average Rate	**3.21%**	3.26%	3.67%	(1.3)	(11.2)
3-Month Treasuries Average Rate	**0.14%**	0.15%	1.37%	(8.9)	(89.1)

(a) Data provided is at period end.
(b) Source: Securities Data Corporation.
(c) Source: Dealogic (offerings with reported market value greater than $20 million).
(d) Source: Thomson Financial.
(e) Number of transactions includes convertible offerings.

External Factors Impacting Our Business

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and mostly unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions, the volatility of the equity and fixed income markets, changes in interest rates (especially rapid and extreme changes), the level and shape of various yield curves, the volume and value of trading in securities, and the demand for asset management services as reflected by the amount of assets under management.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our business focuses on a middle-market clientele in specific industry sectors. If the business environment for our focus sectors is impacted disproportionately as compared to the economy as a whole, or does not recover on pace with other sectors of the economy, our business and results of operations will be negatively impacted. In addition, our business could be affected differently than overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results for any individual period should not be considered indicative of future results.

As a participant in the financial services industry, we are subject to complex and extensive regulation of our business. In recent years and following the credit crisis of 2008, legislators and regulators increased their focus on the regulation of the financial services industry, resulting in fundamental changes to the manner in which the industry is regulated and increased regulation in a number of areas. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted in 2010 bringing sweeping change to financial services regulation in the U.S. Changes in the regulatory environment in which we operate could affect our business and the competitive environment, potentially adversely.

Outlook for 2011

During 2010, market conditions continued to improve as the macroeconomic environment strengthened. Equity financing revenues improved significantly and advisory services revenues continued trending upward as the equity market showed increasing momentum, particularly in the fourth quarter. If the markets remain favorable in 2011, growth sectors of equity capital markets and advisory services should benefit. However, we are cautious about the potential for volatile periods in the capital markets in the year ahead. The municipal market environment at the end of 2010 was challenging with the increase in interest rates, the expiration of the Build America Bonds program and concerns about municipal-issuer credit quality. We anticipate that these structural headwinds in the municipal market will continue into 2011, and consequently, that volatility in this market will continue as well. In 2010, we experienced reduced equity trading volumes, resulting in lower equity institutional brokerage revenues. We expect this industry-wide trend to continue in 2011. The acquisition of ARI has added scale to our asset management business, provided a more stable revenue stream and a platform to support future organic growth.

Restructuring of European Operations

In the fourth quarter of 2010, we restructured our European operations to focus European resources on two areas: the distribution of U.S. and Asia securities to European institutional investors and merger and acquisition advisory services. As a result of the restructuring, we exited the origination and distribution of European securities and incurred a pre-tax restructuring charge of $9.3 million in 2010. This action allows us to redeploy resources to China, where we see significant opportunities.

Results of Operations

Financial Summary

The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

(Amounts in thousands)	For the Year Ended December 31,					As a Percentage of Net Revenues For the Year Ended December 31,		
	2010	2009	2008	2010 v2009	2009 v2008	2010	2009	2008
Revenues:								
Investment banking	**$266,386**	$207,701	$ 159,747	28.3%	30.0%	**50.3%**	44.3%	48.9%
Institutional brokerage	**167,954**	221,117	117,201	(24.0)	88.7	**31.7**	47.2	35.9
Interest	**51,851**	40,651	50,377	27.6	(19.3)	**9.8**	8.7	15.5
Asset management	**66,827**	14,681	16,969	355.2	(13.5)	**12.6**	3.1	5.2
Other income	**12,043**	2,731	2,639	341.0	3.5	**2.2**	0.6	0.8
Total revenues	**565,061**	486,881	346,933	16.1	40.3	**106.6**	103.9	106.3
Interest expense	**34,987**	18,091	20,536	93.4	(11.9)	**6.6**	3.9	6.3
Net revenues	**530,074**	468,790	326,397	13.1	43.6	**100.0**	100.0	100.0
Non-interest expenses:								
Compensation and benefits	**315,203**	281,277	249,438	12.1	12.8	**59.5**	60.0	76.4
Occupancy and equipment	**33,597**	29,705	33,034	13.1	(10.1)	**6.3**	6.3	10.1
Communications	**24,614**	22,682	25,098	8.5	(9.6)	**4.6**	4.8	7.7
Floor brokerage and clearance	**11,626**	11,948	12,787	(2.7)	(6.6)	**2.2**	2.5	3.9
Marketing and business development	**23,715**	18,969	25,249	25.0	(24.9)	**4.5**	4.1	7.8
Outside services	**32,120**	29,657	41,212	8.3	(28.0)	**6.1**	6.3	12.6
Restructuring-related expense	**10,863**	3,572	17,865	204.1	(80.0)	**2.0**	0.8	5.5
Goodwill impairment	**—**	—	130,500	N/M	(100.0)	**—**	—	40.0
Other operating expenses	**20,620**	14,428	14,821	42.9	(2.7)	**3.9**	3.1	4.5
Total non-interest expenses	**472,358**	412,238	550,004	14.6%	(25.0)%	**89.1**	87.9	168.5
Income/(loss) from continuing operations before income tax expense/(benefit)	**57,716**	56,552	(223,607)	2.1	N/M	**10.9**	12.1	(68.5)
Income tax expense/(benefit)	**33,354**	26,183	(40,133)	27.4	N/M	**6.3**	5.6	(12.3)
Net income/(loss) from continuing operations	**24,362**	30,369	(183,474)	(19.8)	N/M	**4.6**	6.5	(56.2)
Discontinued operations:								
Income from discontinued operations, net of tax	**—**	—	499	N/M	N/M	**—**	—	0.1
Net income/(loss)	**$ 24,362**	$ 30,369	$(182,975)	(19.8)	N/M	**4.6%**	6.5%	(56.1)%
Net income applicable to common shareholders	**$ 18,929**	$ 24,888	N/A	(23.9)	N/M	**3.6%**	5.3%	N/A

N/M — Not meaningful

N/A — Not applicable as no allocation of income was made due to loss position

For the year ended December 31, 2010, we recorded net income of $24.4 million, which included $10.2 million (after-tax) of restructuring charges. Net revenues from continuing operations in 2010 were $530.1 million, a 13.1 percent increase compared to $468.8 million in 2009. In 2010, investment banking revenues increased 28.3 percent to $266.4 million, compared with revenues of $207.7 million in 2009, driven by increased equity financing and advisory services revenues, partially offset by a decline in debt financing revenues. Institutional brokerage revenues decreased 24.0 percent to $168.0 million in 2010, from $221.1 million in 2009, due to a decline in both equity and fixed income trading revenues. In 2010, net interest income decreased 25.2 percent to $16.9 million, compared with $22.6 million in 2009. The decrease was primarily the result of interest expense on the $120 million of variable rate senior notes issued December 31, 2009 to finance a portion of the ARI acquisition. In 2010, asset management fees were $66.8 million, compared with $14.7 million in 2009. The increased revenues were attributed to the results for ARI, which we acquired on March 1, 2010. Other income for the year ended December 31, 2010 was $12.0 million, compared with $2.7 million in 2009. The change in other income was attributable to gains recorded on our firm investments and higher income associated with the forfeitures of stock-based compensation. Non-interest expenses increased to $472.4 million in 2010, from $412.2 million in 2009, due to increased compensation and benefits expenses, $10.9 million of restructuring expenses and incremental expenses related to the acquisition of ARI.

For the year ended December 31, 2009, we recorded net income of $30.4 million. Net revenues from continuing operations in 2009 were $468.8 million, a 43.6 percent increase compared to $326.4 million in 2008. In 2009, investment banking revenues increased 30.0 percent to $207.7 million compared with revenues of $159.7 million in 2008. Equity financing revenues contributed to the majority of the increase as all products, particularly registered direct offerings, reported improved performance compared to 2008. Institutional brokerage revenues increased 88.7 percent to $221.1 million in 2009, from $117.2 million in 2008 driven by significantly higher fixed income sales and trading revenues. In 2008, we recorded large losses on our tender option bond ("TOB") program and high yield and structured products. In 2009, net interest income decreased 24.4 percent to $22.6 million, compared with $29.8 million in 2008. The decrease was primarily the result of a decline in net interest income earned on net inventory balances as we significantly reduced our balance sheet exposure in late 2008 and early 2009, and increased financing costs in 2009 related to our funding sources. In 2009, asset management fees were $14.7 million, compared with $17.0 million in 2008, due to lower assets under management resulting from reduced asset valuations. In 2009, other income was $2.7 million, essentially flat compared to 2008. Non-interest expenses decreased to $412.2 million in 2009, from $550.0 million in 2008. In 2008, we incurred a $130.5 million pre-tax charge for impairment of goodwill related to our capital markets business and $17.9 million of restructuring-related charges.

Consolidated Non-Interest Expenses

Compensation and Benefits - Compensation and benefits expenses, which are the largest component of our expenses, include salaries, incentive compensation, benefits, stock-based compensation, employment taxes and other employee costs. A portion of compensation expense is comprised of variable incentive arrangements, including discretionary incentive compensation, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The timing of incentive compensation payments, which generally occur in February, have a greater impact on our cash position and liquidity than is reflected in our consolidated statements of operations.

In 2010, compensation and benefits expenses increased 12.1 percent to $315.2 million from $281.3 million in 2009. This increase was due to higher base salaries and additional compensation expense from the acquisition of ARI, partially offset by a $5.0 million reversal of compensation expense associated with a performance-based restricted stock award granted to our leadership team. In the third quarter of 2010, we deemed it improbable that we will meet the performance target of this award, requiring us to reverse the previously recognized compensation expense. Compensation and benefits expenses as a percentage of net revenues were 59.5 percent for 2010, compared with 60.0 percent for 2009. Excluding the $5.0 million reversal of compensation expense, compensation and benefits expenses as a percentage of net revenues were 60.4 percent for 2010.

Compensation and benefits expenses increased 12.8 percent to $281.3 million in 2009, from $249.4 million in 2008. This increase was due to higher variable compensation costs resulting from increased net revenues and profitability, offset in part by cost savings associated with restructuring-related activities that occurred in late 2008 and early 2009. Compensation and benefits expenses as a percentage of net revenues were 60.0 percent for 2009, compared with 76.4 percent for 2008. At the end of 2008, a significant portion of our guaranteed incentive compensation matured, resulting in a compensation structure that was more variable and better aligned with profitability and revenues in 2009.

Occupancy and Equipment — Occupancy and equipment expenses were $33.6 million in 2010, compared with $29.7 million in 2009. The increase was attributable to incremental occupancy costs as we transitioned to new office space in New York City and Hong Kong.

In 2009, occupancy and equipment expenses were $29.7 million, compared with $33.0 million in 2008. The decrease was attributable to prior investments in technology and equipment becoming fully depreciated and a decrease in base rent as a result of cost saving initiatives in 2008.

Communications — Communication expenses include costs for telecommunication and data communication, primarily consisting of expenses for obtaining third-party market data information. In 2010, communication expenses were $24.6 million, compared with $22.7 million in 2009. The increase was due to higher market data service expenses.

In 2009, communication expenses were $22.7 million, compared with $25.1 million in 2008. The decrease was attributable to reduced data communication expenses as a result of cost saving initiatives in 2008 and early 2009.

Floor Brokerage and Clearance — For the year ended 2010, floor brokerage and clearance expenses were $11.6 million, essentially flat compared with 2009.

In 2009, floor brokerage and clearance expenses decreased 6.6 percent to $11.9 million, compared with 2008, due to lower regulatory assessment fees and expenses associated with accessing electronic communications networks.

Marketing and Business Development — Marketing and business development expenses include travel and entertainment and promotional and advertising costs. In 2010, marketing and business development expenses increased 25.0 percent to $23.7 million, compared with $19.0 million in the prior year. This increase was driven by higher travel costs associated with increased investment banking activities and incremental expense from the acquisition of ARI.

In 2009, marketing and business development expenses decreased 24.9 percent to $19.0 million, compared with $25.2 million in the prior year. This decrease was due to cost saving actions taken in late 2008, as well as a decline in employee travel expenses. Additionally, in 2008 we incurred higher travel expenses associated with write-offs related to equity financings that were never completed.

Outside Services — Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees and other professional fees. In 2010, outside services expenses increased 8.3 percent to $32.1 million, compared with $29.7 million in 2009, due primarily to increased legal fees and incremental expenses from our acquisition of ARI.

In 2009, outside services expenses decreased to $29.7 million, compared with $41.2 million in 2008, primarily due to reductions in legal fees and consulting costs. Also, in 2009 we changed vendors for certain outsourced technology functions, which lowered expenses associated with those functions. Offsetting a portion of this decrease was $1.4 million of legal and professional fees associated with the announced acquisition of ARI.

Restructuring-Related Expense — In 2010, we recorded a pre-tax restructuring charge of $10.9 million, primarily related to restructuring the firm's European operations, consisting of employee severance costs, charges related to leased office space and contract termination costs related to the modification of technology contracts.

In 2009, we recorded a pre-tax restructuring charge of $3.6 million, primarily consisting of employee severance costs and charges related to leased office space.

During 2008, we implemented certain expense reduction measures as a means to better align our cost infrastructure with our revenues. This resulted in a pre-tax restructuring charge of $17.9 million in 2008, consisting of $12.5 million in severance costs resulting from a reduction of approximately 230 employees, $5.0 million related to leased office space and $0.4 million of other restructuring-related expenses.

Goodwill Impairment — During the fourth quarter of 2008, we completed our annual goodwill impairment testing, which resulted in a non-cash goodwill impairment charge of $130.5 million to our capital markets reporting unit. The charge primarily related to the goodwill resulting from our 1998 acquisition by U.S. Bancorp, which was retained when we spun off as a separate public company on December 31, 2003.

Other Operating Expenses — Other operating expenses include insurance costs, license and registration fees, expenses related to our charitable giving program, amortization of intangible assets and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory matters. In 2010, other operating expenses were $20.6 million, compared with $14.4 million in 2009. This increase was primarily due to intangible amortization expense related to ARI.

In 2009, other operating expenses were $14.4 million, essentially the same as 2008.

Income Taxes — In 2010, our provision for income taxes from continuing operations was $33.4 million, an effective tax rate of 57.8 percent, compared with $26.2 million, an effective tax rate of 46.3 percent, for 2009, and compared with a benefit of $40.1 million, an effective tax rate of 18.0 percent, for 2008. Our elevated tax rate in 2010 was principally due to a $5.8 million write-off of deferred tax assets resulting from restricted stock grants that vested at share prices lower than the grant date share price and our net operating losses in the U.K. We maintain a 100 percent valuation allowance against our U.K. based deferred tax assets. Therefore, we did not recognize a tax benefit from the U.K. net operating losses.

Segment Performance

We measure financial performance by business segment. Our two reportable segments are Capital Markets and Asset Management. We determined these segments based upon the nature of the financial products and services provided to customers and the Company's management organization. Segment pre-tax operating income or loss and segment pre-tax operating margin are used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance in relation to our competitors. Revenues and expenses directly associated with each respective segment are included in determining operating results. Other revenues and expenses that are not directly attributable to a particular segment are allocated based upon the Company's allocation methodologies, generally based on each segment's respective net revenues, use of shared resources, headcount or other relevant measures.

The following table provides our segment performance for the periods presented:

(Dollars in thousands)	For the Year Ended December 31, 2010	2009	2008	2010 v2009	2009 v2008
Net revenues					
Capital Markets	**$ 462,867**	$ 453,876	$ 310,801	2.0%	46.0%
Asset Management	**67,207**	14,914	15,596	350.6	(4.4)
Total net revenues	**$ 530,074**	$ 468,790	$ 326,397	13.1%	43.6%
Pre-tax operating income/(loss)					
Capital Markets	**$ 41,592**	$ 59,310	$(222,533)	(29.9)%	N/M
Asset Management	**16,124**	(2,758)	(1,074)	N/M	156.8%
Total pre-tax operating income/(loss)	**$ 57,716**	$ 56,552	$(223,607)	2.1%	N/M
Pre-tax operating margin					
Capital Markets	**9.0%**	13.1%	N/M		
Asset Management	**24.0%**	N/M	N/M		
Total pre-tax operating margin	**10.9%**	12.1%	N/M		

N/M — Not meaningful

Capital Markets

(Dollars in thousands)	For the Year Ended December 31, 2010	2009	2008	2010 v2009	2009 v2008
Net revenues:					
Investment banking					
Financing					
Equities	**$ 113,711**	$ 81,668	$ 40,845	39.2%	100.0%
Debt	**65,958**	79,104	63,125	(16.6)	25.3
Advisory services	**90,396**	49,518	68,523	82.6	(27.7)
Total investment banking	**270,065**	210,290	172,493	28.4	21.9
Institutional sales and trading					
Equities	**106,206**	120,488	129,867	(11.9)	(7.2)
Fixed income	**79,833**	117,176	6,295	(31.9)	N/M
Total institutional sales and trading	**186,039**	237,664	136,162	(21.7)	74.5
Other income	**6,763**	5,922	2,146	14.2	176.0
Total net revenues	**$ 462,867**	$ 453,876	$ 310,801	2.0%	46.0%
Pre-tax operating income/(loss)	**$ 41,592**	$ 59,310	$(222,533)	(29.9)%	N/M
Pre-tax operating margin	**9.0%**	13.1%	N/M		

N/M — Not meaningful

Capital Markets net revenues increased 2.0 percent to $462.9 million in 2010, compared with $453.9 million in 2009, as increased investment banking revenues were largely offset by lower institutional sales and trading revenues.

Investment banking revenues comprise all the revenues generated through financing and advisory services activities, including derivative activities that relate to debt financing. To assess the profitability of investment banking, we aggregate investment banking fees with the net interest income or expense associated with these activities.

Investment banking revenues increased 28.4 percent to $270.1 million in 2010, compared with $210.3 million in 2009, driven by increased equity financing and advisory services revenues. In 2010, equity financing revenues increased to $113.7 million, compared with $81.7 million in 2009, resulting from an increase in U.S. and Asia equity underwriting activity and higher revenues per transaction driven by increased revenues derived from bookrun transactions. During 2010, we completed 96 equity financings, raising $11.9 billion in capital for our clients, compared with 79 equity financings, raising $11.8 billion in 2009. Debt financing revenues in 2010 decreased 16.6 percent to $66.0 million, compared with $79.1 million in 2009, due to a decline in the par value of completed transactions and lower revenue per transaction as we completed several large deals in 2009. In 2010, we completed 567 public finance issues with a total par value of $8.1 billion, compared with 526 public finance issues with a total par value of $10.7 billion during 2009. In 2010, advisory services revenues increased 82.6 percent to $90.4 million, compared with $49.5 million in 2009, due to a higher aggregate value of completed transactions and higher revenue per transaction, particularly relating to our U.S. advisory business. We completed 47 transactions with an aggregate enterprise value of $11.3 billion during 2010, compared with 31 transactions with an aggregate enterprise value of $3.7 billion in 2009.

Institutional sales and trading revenues comprise all the revenues generated through trading activities, which consist primarily of facilitating customer trades. To assess the profitability of institutional brokerage activities, we aggregate institutional brokerage revenues with the net interest income or expense associated with financing, economically hedging and holding long or short inventory positions. Our results may vary from quarter to quarter as a result of changes in trading margins, trading gains and losses, net interest spreads, trading volumes and the timing of transactions based on market opportunities.

In 2010, institutional brokerage revenues declined 21.7 percent to $186.0 million, compared with $237.7 million in 2009, driven by lower institutional brokerage revenues in both equity and fixed income products. Equity institutional brokerage revenues decreased to $106.2 million in 2010, compared with $120.5 million in 2009, mainly due to lower U.S. client volumes. Fixed income institutional brokerage revenues were $79.8 million in 2010, compared with $117.2 million in the prior-year. Fixed income institutional brokerage revenues were particularly robust in 2009 as we experienced a very favorable fixed income trading environment. During 2010, investor concerns over credit quality for municipal-issuers and volatility in interest rates led to wider credit spreads and lower client activity resulting in reduced sales and trading performance.

Other income includes gains and losses from our merchant banking activities and other firm investments, income associated with the forfeiture of stock-based compensation and interest expense related to firm funding. In 2010, other income increased to $6.8 million, compared with $5.9 million in 2009. Gains associated with our firm investments and income associated with the forfeiture of stock-based compensation were offset in part by interest expense on the $120 million of variable rate senior notes issued in December 2009 to fund a portion of the ARI acquisition.

Capital Markets segment pre-tax operating margin for 2010 was 9.0 percent, which was reduced by 2.2 percentage points due to restructuring charges, compared to 13.1 percent for 2009. Additionally, in 2010, we experienced a shift in business with investment banking contributing a higher percentage of revenues and fixed income institutional sales and trading contributing a lower percentage. Investment banking activities generally have a higher level of compensation compared to fixed income institutional sales and trading, which drove the decline in our segment pre-tax operating margin. If this mix of business continues, we anticipate continued pressure on our Capital Markets segment pre-tax operating margin.

Investment banking revenues increased 21.9 percent to $210.3 million in 2009, compared with $172.5 million in 2008 driven by significant increases in equity financing revenues in all products. In 2009, equity financing revenues increased to $81.7 million compared with $40.8 million in 2008 as the equity capital markets were essentially on hold the second half of 2008. During 2009, we completed 79 equity financings, raising $11.8 billion in capital, compared with 42 equity financings in 2008, raising $6.5 billion in capital (excluding the $19.7 billion of capital raised from the VISA initial public offering, on which we were a co-lead manager). We were the bookrunner on 33 of these transactions in 2009 compared with 11 in 2008. Debt financing revenues in 2009 increased 25.3 percent to $79.1 million due to an increase in public finance revenues. During 2009, we completed 526 public finance issues with a total par value of $10.7 billion, compared with 347 public finance issues with a total par value of $7.3 billion during 2008. In 2009, advisory services revenues decreased 27.7 percent to $49.5 million due to a decline in merger and acquisition activity. During 2009, we completed 31 transactions with an aggregate enterprise value of $3.7 billion, compared with 51 transactions with an aggregate enterprise value of $11.6 billion in 2008.

In 2009, institutional brokerage revenues increased 74.5 percent to $237.7 million, compared with $136.2 million in 2008, driven by significantly improved fixed income institutional sales and trading revenues. Equity institutional brokerage revenues decreased 7.2 percent to $120.5 million in 2009, compared with the prior year. Revenues associated with our U.S. high-touch equities business were lower due to a decline in commissions per share earned and lower volumes. Fixed income institutional brokerage revenues increased significantly to $117.2 million in 2009, compared with $6.3 million in 2008, as all fixed income products produced strong revenues. Client flow business was solid across both taxable and tax-exempt fixed income products. Additionally, our fixed income institutional brokerage results in 2009 benefited from favorable market conditions resulting in increased trading profits, including increased profits from our municipal strategic trading activities. In 2008, we recorded losses in high yield and structured products from lower commissions and trading losses, and losses in our discontinued TOB program. Market conditions for high yield corporate bonds and structured products were especially difficult in 2008.

In 2009, other income totaled $5.9 million, compared with $2.1 million in 2008. In 2009, we recorded higher income associated with the valuation of our firm investments.

Segment pre-tax operating margin for 2009 was 13.1%, compared to a negative margin in 2008 which resulted from the erosion of industry-wide market conditions in 2008 and the $130 million goodwill impairment charge taken in 2008.

Asset Management

(Dollars in thousands)	For the Year Ended December 31, 2010	2009	2008	2010 v2009	2009 v2008
Net revenues:					
Management fees	**$58,080**	$13,891	$16,969	318.1%	(18.1)%
Performance fees	**8,747**	790	—	N/M	N/M
Total management and performance fees	**66,827**	14,681	16,969	355.2	(13.5)
Other income/(loss)	**380**	233	(1,373)	63.1	N/M
Net revenues	**$67,207**	$14,914	$15,596	350.6%	(4.4)%
Pre-tax operating income/(loss)	**$16,124**	$ (2,758)	$ (1,074)	N/M	156.8%
Pre-tax operating margin	**24.0%**	N/M	N/M		

N/M — Not meaningful

Management and performance fee revenues comprise all the revenues generated through management and investment advisory services performed for various funds and separately managed accounts. Performance fees are earned when the investment return on assets under management exceeds certain benchmark targets or other performance targets over a specified measurement period. The majority of the performance fees, if earned, are recorded in the fourth quarter of the applicable year. Management fee revenues increased 318.1 percent to $58.1 million in 2010, compared with $13.9 million in 2009, primarily due to the acquisition of ARI completed on March 1, 2010. Additionally, we recorded $8.7 million in performance fee revenues in 2010, the majority of which was earned by ARI.

Other income/loss includes gains and losses from our investments in funds and partnerships. Other income/loss was $0.4 million in 2010, compared to $0.2 million in 2009.

Operating expenses for 2010 were $51.1 million, compared to $17.7 million in 2009. The increased expense was due to the incremental expenses associated with the acquisition of ARI, which included $7.5 million of intangible amortization expense on customer contract intangible assets recorded in conjunction with the acquisition. Segment pre-tax operating margin for 2010 was 24.0 percent, compared to a negative margin for 2009.

In 2009, management and performance fee revenues decreased to $14.7 million, compared with $17.0 million in 2008, due to lower assets under management as a result of reduced asset valuations.

Other income/loss was a gain of $0.2 million in 2009, compared with a loss of $1.4 million in 2008. In 2008, the loss was due to a decline in the valuation of a fund investment.

Operating expenses for 2009 were $17.7 million in 2009, compared with $16.7 million in 2008. Segment pre-tax operating margin was negative in both 2009 and 2008.

The following table summarizes the changes in our assets under management for the years ended December 31, 2009 and 2010:

(Dollars in millions)

Assets under management:	
Balance at December 31, 2008	**$ 5,907**
Net inflows/(outflows)	(188)
Net market appreciation	1,140
Balance at December 31, 2009	**$ 6,859**
Assets under management aquired in ARI acquisition	5,563
Net inflows/(outflows)	(1,862)
Net market appreciation	1,737
Balance at December 31, 2010	**$12,297**

Assets under management increased $5.4 billion to $12.3 billion in 2010. The increase resulted from the acquisition of ARI completed on March 1, 2010. We experienced a net outflow of $1.9 billion in customer assets under management during 2010, primarily related to one Fiduciary Asset Management, Inc. ("FAMCO") customer choosing to reallocate a portion of their assets under management to a passive investment strategy. We believe that management fees from expected customer asset inflows in early 2011, at higher management fees, will substantially mitigate the revenue loss from these client outflows.

We experienced net market appreciation of $1.7 billion during 2010, primarily related to strong performance in small and mid-cap equity and master limited partnership ("MLP") product offerings.

Discontinued Operations

Discontinued operations include the operating results of our Private Client Services ("PCS") business and related restructuring costs. Our PCS retail brokerage business provided financial advice and a wide range of financial products and services to individual investors through a network of approximately 90 branch offices. The sale of the PCS branch network to UBS closed on August 11, 2006.

We recorded $0.5 million in net income in 2008 from discontinued operations. We may incur discontinued operations expense or income in future periods related to changes in estimates to occupancy restructuring charges if the facts that support our estimates change. See Note 19 to our consolidated financial statements for further discussion of our discontinued operations and restructuring activities.

Recent Accounting Pronouncements

Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K, and are incorporated herein by reference.

Critical Accounting Policies

Our accounting and reporting policies comply with generally accepted accounting principles ("GAAP") and conform to practices within the securities industry. The preparation of financial statements in compliance with GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information (e.g. third-party or independent sources), the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under GAAP.

For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K. We believe that of our significant accounting policies, the following are our critical accounting policies.

Valuation of Financial Instruments

Financial instruments and other inventory positions owned, financial instruments and other inventory positions sold, but not yet purchased, and certain firm investments on our consolidated statements of financial condition consist of financial instruments recorded at fair value, either as required by accounting guidance or through the fair value election. Unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants. The degree of judgment used in measuring fair value of financial instruments generally correlates to the level of pricing observability. When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of the instrument. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the highest price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of our financial instruments and other inventory positions owned, and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product and significant management judgment does not affect the determination of fair value. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques may involve some degree of judgment. Results from valuation models and other valuation techniques in one period may not be indicative of the future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors considered by us in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. Even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For example, we assume that the size of positions that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the current estimated fair value.

Depending upon the product and terms of the transaction, the fair value of the Company's derivative contracts can be observed or priced using models based on the net present value of estimated future cash flows. Our models generally incorporate inputs that we believe are representative of inputs other market participants would use to determine fair value of the same instruments, including contractual terms, market prices, yield curves, credit curves and measures of volatility. The valuation models are monitored over the life of the derivative product. If there are any changes in the underlying inputs, the model is updated for those new inputs.

FASB Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to inputs with little or no pricing observability (Level III measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table reflects the composition of our Level III assets and Level III liabilities by asset class:

	Level III	
(Dollars in thousands)	**December 31, 2010**	**December 31, 2009**
Assets:		
Financial instruments and other inventory positions owned:		
Corporate securities:		
Equity securities	**$ 1,340**	$ —
Convertible securities	**2,885**	—
Fixed income securities	**6,268**	—
Municipal securities:		
Tax-exempt securities	**6,118**	—
Short-term securities	**125**	17,825
Asset-backed securities	**45,170**	24,239
Derivative instruments	**4,665**	—
Total financial instruments and other inventory positions owned:	**66,571**	42,064
Investments	**9,682**	2,240
Total assets	**$76,253**	$44,304
Liabilities:		
Financial instruments and other inventory positions sold, but not yet purchased:		
Corporate securities:		
Convertible securities	**$ 1,777**	$ —
Fixed income securities	**2,323**	7,771
Asset-backed securities	**2,115**	2,154
Derivative instruments	**339**	—
Total financial instruments and other inventory positions sold, but not yet purchased:	**6,554**	9,925
Investments	**1**	19
Total liabilities	**$ 6,555**	$ 9,944

The following table reflects activity with respect to our Level III assets and liabilities:

(Dollars in thousands)	Year Ended December 31, 2010	2009
Assets:		
Purchases/(sales), net	**$ 18,968**	$ 2,762
Net transfers in/(out)	**966**	(11,596)
Realized gains/(losses)	**3,491**	3,780
Unrealized gains/(losses)	**8,524**	2,800
Liabilities:		
Purchases/(sales), net	**$ (6,813)**	$ 10,405
Net transfers in/(out)	**4,800**	(268)
Realized gains/(losses)	**(1,925)**	47
Unrealized gains/(losses)	**549**	(606)

See Note 6 in the consolidated financial statements for additional discussion of Level III assets and liabilities.

We employ specific control processes to determine the reasonableness of the fair value of our financial instruments. Our processes are designed to ensure that the values received or internally estimated are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments obtain independent fair values, as appropriate. Where a pricing model is used to determine fair value, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the valuation technique. These control processes are designed to ensure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Goodwill and Intangible Assets

We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities acquired requires certain management estimates. At December 31, 2010, we had goodwill of $322.6 million. This goodwill balance primarily consists of $152.3 million recorded in 2010 as a result of the acquisition of ARI, $44.4 million recorded in 2007 as a result of the acquisition of FAMCO, and $105.5 million as a result of the 1998 acquisition by U.S. Bancorp of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries.

Under FASB Accounting Standards Codification Topic 350, "Intangibles — Goodwill and Other," we are required to perform impairment tests of our goodwill and indefinite-life intangible assets annually and on an interim basis when certain events or circumstances exist that could indicate possible impairment. We have elected to test for goodwill impairment in the fourth quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our reporting units based on the following factors: our market capitalization, a discounted cash flow model using revenue and profit forecasts, public market comparables and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. The estimated fair values of our reporting units are compared with their carrying values, which includes the allocated goodwill. If the estimated fair values are less than the carrying values, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As noted above, the initial recognition of goodwill and other intangible assets and the subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Our estimated cash flows typically extend for five years and, by their nature, are difficult to determine over an extended time period. Events and factors that may significantly affect the estimates include, among others, competitive forces and changes in revenue growth trends, cost structures, technology, discount rates and market conditions. To assess the reasonableness of cash flow estimates and validate assumptions used in our estimates, we review historical performance of the underlying assets or similar assets. In assessing the fair value of our reporting units, the volatile nature of the securities markets and our industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows.

We completed our annual goodwill impairment testing as of November 30, 2010, and no impairment was identified. We also tested the intangible assets (indefinite and definite-life) acquired as part of the FAMCO and ARI acquisitions and concluded there was no impairment.

Stock-Based Compensation

As part of our compensation to employees and directors, we use stock-based compensation, consisting of restricted stock and stock options. The Company accounts for equity awards in accordance with FASB Accounting Standards Codification Topic 718, "Compensation — Stock Compensation," ("ASC 718"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations at grant date fair value over the service period of the award, net of estimated forfeitures. We grant shares of restricted stock to current employees as part of year-end compensation ("Annual Grants") and as a retention tool; and to new employees as "sign-on" awards. We have also granted restricted stock awards with service conditions to key employees ("Retention Grants"), as well as restricted stock awards with performance conditions to certain executive leaders ("Performance Grants").

Annual Grants are made each February for the prior fiscal year performance and constitute a portion of an employee's annual incentive for the prior year. We recognize the compensation expense prior to the grant date of the award as we determined that the service inception date precedes the grant date. These grants are not subject to service requirements that employees must fulfill in exchange for the right to these awards, as the grants continue to vest after termination of employment, so long as the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. The Annual Grants have a three-year cliff vesting period, which is the period over which post-termination restrictions apply. These post-termination restrictions do not meet the criteria for an in-substance service condition as defined by ASC 718. Accordingly, such shares of restricted stock comprising Annual Grants are expensed in the period to which those awards are deemed to be earned, which is the calendar year preceding the February grant date. If any of these awards are forfeited, the lower of the fair value at grant date or the fair value at the date of forfeiture is recorded within the consolidated statements of operations as other income.

Sign-on equity awards are issued to current employees as a retention tool and used as a recruiting tool for new employees. The majority of sign-on awards have three-year cliff vesting terms and employees must fulfill service requirements in exchange for the right to the awards. Compensation expense is amortized on a straight-line basis from the date of grant over the requisite service period. Employees forfeit unvested shares upon termination of employment and a reversal of the related compensation expense is recorded.

Retention Grants are subject to ratable vesting based upon a five-year service requirement and are amortized as compensation expense on a straight-line basis from the grant date over the requisite service period. Employees forfeit unvested retention shares upon termination of employment and a reversal of compensation expense is recorded.

Performance-based restricted stock awards granted in 2008 and 2009 vest upon achievement of a specific performance-based metric prior to May 2013. Performance Grants are amortized on a straight-line basis over the period we expect the performance target to be met. The performance condition must be met for the awards to vest and total compensation cost will be recognized only if the performance condition is satisfied. The probability that the performance conditions will be achieved and that the awards will vest is reevaluated each reporting period with changes in actual or estimated outcomes accounted for using a cumulative effect adjustment to compensation expense.

Stock-based compensation granted to our non-employee directors is in the form of unrestricted common shares of Piper Jaffray Companies stock. The stock-based compensation paid to directors is immediately expensed and is included in our results of operations as outside services expense as of the date of grant.

We granted stock options in fiscal years 2004 through 2008. The options were expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the grant date using a Black-Scholes option-pricing model. This model required management to exercise judgment with respect to certain assumptions, including the expected dividend yield, the expected volatility, and the expected life of the options. As described above pertaining to our Annual Grants of restricted shares, stock options granted to employees were expensed in the calendar year preceding the annual February grant.

Contingencies

We are involved in various pending and potential legal proceedings related to our business, including litigation, arbitration and regulatory proceedings. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies," to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management. In making these determinations, we consider many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of a successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies.

Given the uncertainties regarding timing, size, volume and outcome of pending and potential legal proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and after taking into account our established reserves, that pending litigation, arbitration and regulatory proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected.

Income Taxes

We file a consolidated U.S. federal income tax return, which includes all of our qualifying subsidiaries. We also are subject to income tax in various states and municipalities and those foreign jurisdictions in which we operate. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes are provided for temporary differences in reporting certain items, principally, amortization of share-based compensation. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. We believe that our future taxable profits will be sufficient to recognize our U.S. and Asia subsidiary deferred tax assets. If however, our projections of future taxable profits do not materialize, we may conclude that a valuation allowance is necessary, which would impact our results of operations in that period. We have recorded a deferred tax asset valuation allowance of $8.4 million related to U.K. subsidiary net operating loss carry forwards.

We record deferred tax benefits for future tax deductions expected upon the vesting of share-based compensation. If deductions reported on our tax return for share-based compensation (i.e., the value of the share-based compensation at the time of vesting) exceed the cumulative cost of those instruments recognized for financial reporting (i.e., the grant date fair value of the compensation computed in accordance with ASC 718), we record the excess tax benefit as additional paid-in capital. Conversely, if deductions reported on our tax return for share-based compensation are less than the cumulative cost of those instruments recognized for financial reporting, we offset the deficiency first to any previously recognized excess tax benefits recorded as additional paid-in capital and any remaining deficiency is recorded as income tax expense. As of December 31, 2010, we did not have any available excess tax benefits within additional paid-in capital. Approximately 680,000 shares of restricted stock vested in 2010 at values less than the grant date fair value resulting in $5.8 million of income tax expense in 2010. Approximately 1,116,000 shares vested in February 2011 at values greater than the grant date fair value resulting in $0.5 million of excess tax benefits recorded as additional paid-in capital in the first quarter in 2011.

We establish reserves for uncertain income tax positions in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes" when, it is not more likely than not that a certain position or component of a position will be ultimately upheld by the relevant taxing authorities. Significant judgment is required in evaluating uncertain tax positions. Our tax provision and related accruals include the impact of estimates for uncertain tax positions and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change and, in turn, our results of operations.

Liquidity, Funding and Capital Resources

Liquidity is of critical importance to us given the nature of our business. Insufficient liquidity resulting from adverse circumstances contributes to, and may be the cause of, financial institution failure. Accordingly, we regularly monitor our liquidity position, including our cash and net capital positions, and we have implemented a liquidity strategy designed to enable our business to continue to operate even under adverse circumstances, although there can be no assurance that our strategy will be successful under all circumstances.

The majority of our tangible assets consist of assets readily convertible into cash. Financial instruments and other inventory positions owned are stated at fair value and are generally readily marketable in most market conditions. Receivables and payables with customers and brokers and dealers usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources to the extent possible and maximize our lower-cost financing alternatives. Our assets are financed by our cash flows from operations, equity capital, and other funding arrangements. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

The following are financial instruments that are cash and cash equivalents, or are deemed by management to be generally readily convertible into cash, marginable or accessible for liquidity purposes within a relatively short period of time:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Cash and cash equivalents:		
Cash in banks	**$40,679**	$30,590
Money market investments	**9,923**	13,352
Total cash and cash equivalents	**50,602**	43,942
Cash and securities segregated*(1)*	**27,006**	9,006
	$77,608	$52,948

(1) Consists of deposits in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, which subjects Piper Jaffray & Co., our U.S. broker dealer subsidiary carrying client accounts, to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients.

Use of financial instruments for liquidity purposes by our regulated entities is limited by net capital requirements or would curtail many of our revenue producing activities if it reduced our net capital.

Certain market conditions can impact the liquidity of our inventory positions, requiring us to hold larger inventory positions for longer than expected or requiring us to take other actions that may adversely impact our results.

A significant component of our employees' compensation is paid in annual discretionary incentive compensation. The timing of these incentive compensation payments, which generally are made in February, has a significant impact on our cash position and liquidity.

We currently do not pay cash dividends on our common stock and do not plan to in the foreseeable future. Additionally, we recently entered into a bank syndicated credit agreement, as described in Note 16 to our consolidated financial statements, and it includes a restrictive covenant that restricts our ability to pay cash dividends.

In 2008, our board of directors authorized the repurchase of up to $100 million in shares of our common stock through June 30, 2010. In the first half of 2010, we repurchased 893,050 shares or $30.0 million of our common stock under this authorization. In aggregate, we repurchased $68.9 million in shares of our common stock under this $100 million authorization.

Our board of directors approved a new repurchase authorization on July 28, 2010, of up to $75 million in shares of our common stock. Under this new authorization, we repurchased 624,537 shares or $17.6 million of our common stock during the third and fourth quarters of 2010. This new authorization expires on September 30, 2012.

Cash Flows

Cash and cash equivalents increased $6.7 million to $50.6 million at December 31, 2010 from December 31, 2009. Operating activities used $27.3 million of cash due to an increase in operating assets, particularly our net financial instruments and other inventory positions owned. During 2010, market conditions improved and as a result, we increased certain securities inventory balances to take advantage of opportunities in the market and to serve our clients. Investing activities in 2010 used $198.6 million of cash, the majority of which related to our acquisition of ARI. Cash of $232.7 million was provided through financing activities; primarily an increase in repurchase agreements and issuance of commercial paper, offset in part by $57.8 million utilized to repurchase common stock. Cash from financing activities was used to fund our acquisition of ARI and increased levels of securities inventory. Additionally, we entered into a bank syndicated credit agreement in late 2010, which provided $125 million in financing that was used to repay the $120.0 million in variable rate senior notes that were due on December 31, 2010.

Cash and cash equivalents decreased $5.9 million to $43.9 million at December 31, 2009 from December 31, 2008. Operating activities used $116.6 million of cash due primarily to an increase in operating assets, particularly our net financial instruments and other inventory positions owned. In 2008, we significantly decreased our inventory positions owned to reduce our market exposure. In late 2009, as the market environment improved, we began to bring our inventory to more normalized levels. Investing activities used $3.7 million of cash for the purchase of fixed assets. Cash of $113.9 million was provided through financing activities due in part to the issuance of variable rate senior notes in the amount of $120.0 million and commercial paper in the amount of $22.1 million during 2009. The additional cash provided by the issuance of variable rate senior notes and commercial paper reduced the need to enter into repurchase agreements at December 31, 2009, resulting in an $82.9 million decrease in cash inflows related to repurchase agreements. Additionally, $28.5 million was utilized to repurchase common stock.

Cash and cash equivalents decreased $100.5 million to $49.8 million at December 31, 2008 from December 31, 2007. Operating activities provided cash of $62.1 million due to cash received from a reduction in net financial instruments and other inventory positions owned as we reduced our inventory positions during 2008 to reduce our market exposure. Partially offsetting this fluctuation was our net operating loss. Investing activities used $8.7 million of cash for the payment to the former owners of FAMCO in accordance with performance conditions set forth in the purchase agreement and the purchase of fixed assets. Cash of $153.5 million was used in financing activities due in part to a $139.5 million decrease in secured financing activities and $23.8 million utilized to repurchase common stock.

Funding Sources

Short-Term Financing

Our day-to-day funding and liquidity is obtained primarily through the use of repurchase agreements, commercial paper issuance, and bank lines of credit, and is typically collateralized by our securities inventory. These funding sources are critical to our ability to finance and hold inventory, which is a necessary part of our institutional brokerage business. The majority of our inventory is very liquid and is therefore funded by overnight facilities. However, we have established and structured certain funding sources with longer maturities (i.e., our committed line and commercial paper) to mitigate changes in the liquidity of our inventory based on changing market conditions. Our funding sources are also dependant on the types of inventory counterparties are willing to accept as collateral and the number of counterparties available. We currently have a limited number of counterparties that will enter into municipal repurchase agreements. The majority of our bank lines will accept municipal inventory which helps mitigate this municipal repurchase counterparty risk. We also have established arrangements to obtain financing by another broker dealer at the end of each business day related specifically to our convertible inventory. Funding is generally obtained at rates based upon the federal funds rate and/or the London Interbank Offer Rate.

Uncommitted Lines — We use uncommitted lines in the ordinary course of business to fund a portion of our daily operations, and the amount borrowed under our uncommitted lines varies daily based on our funding needs. Our uncommitted secured lines total $275 million with three banks and are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. Collateral limitations could reduce the amount of funding available under these secured lines. We also have a $100 million uncommitted unsecured facility with one of these banks. These uncommitted lines are discretionary and are not a commitment by the bank to provide an advance under the line. These lines are subject to approval by the respective bank each time an advance is requested and advances may be denied. We manage our relationships with the banks that provide these uncommitted facilities in order to have appropriate levels of funding for our business. At December 31, 2010, we had no advances against these lines of credit.

Committed Lines — Our committed line is a $250 million revolving secured credit facility. We use this credit facility in the ordinary course of business to fund a portion of our daily operations, and the amount borrowed under the facility varies daily based on our funding needs. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires Piper Jaffray & Co., our U.S. broker dealer subsidiary, to maintain a minimum net capital of $150 million, and the unpaid principal amount of all advances under the facility will be due on December 30, 2011. At December 31, 2010, we had $70 million in advances against our committed line of credit.

Commercial Paper Program — In 2009, we initiated a secured commercial paper program to fund a portion of our securities inventories. The maximum amount that may be issued under the program is $300 million, of which $123.6 million was outstanding at December 31, 2010. The commercial paper notes are secured by our securities inventory with maturities on the commercial paper ranging from 28 days to 270 days from date of issuance.

The following table presents the average balances outstanding for our various short-term funding sources by quarter for 2010 and 2009, respectively.

	Average Balance for the Three Months Ended			
(Dollars in millions)	**Dec. 31, 2010**	**Sept. 30, 2010**	**June 30, 2010**	**March 31, 2010**
Funding source:				
Repurchase agreements	**$259.8**	$278.7	$342.3	$ 92.3
Securities lending	**—**	—	9.8	27.7
Commercial paper	**106.6**	58.8	46.8	31.1
Short-term bank loans	**37.3**	6.7	95.1	74.4
Total	**$403.7**	$344.2	$494.0	$225.5

	Average Balance for the Three Months Ended			
(Dollars in millions)	**Dec. 31, 2009**	**Sept. 30, 2009**	**June 30, 2009**	**March 31, 2009**
Funding source:				
Repurchase agreements	$ 21.9	$ 30.0	$ 90.3	$ 33.7
Securities lending	27.9	3.1	—	—
Commercial paper	0.7	—	—	—
Short-term bank loans	37.1	20.8	38.0	13.6
Total	$ 87.6	$ 53.9	$128.3	$ 47.3

The average funding balance for the first quarter of 2010 was $225.5 million, compared with $494.0 million during the second quarter of 2010. The change in average funding balances during the first and second quarter of 2010 was driven by our acquisition of ARI at the beginning of March, higher average inventory balances in the second quarter and the annual cash incentive payout made at the end of February. The average funding balance in the third quarter of 2010 declined to $344.2 million, compared with $494.0 million during the second quarter of 2010, due to a decline in average inventory balances. The average funding balance for the fourth quarter of 2010 was $403.7 million, compared with $344.2 million in the third quarter of 2010, driven by increased inventories, specifically municipal bonds.

Three-year bank syndicated credit agreement

On December 29, 2010, we entered into a three-year bank syndicated credit agreement ("Credit Agreement"), comprised of a $100 million amortizing term loan and a $50 million revolving credit facility. SunTrust Bank is the Administrative Agent ("Agent") for the lenders. The term loan amortizes 10% in year one, 25% in year two and 65% in year three. As of December 31, 2010, $25.0 million had been drawn on the revolving credit facility.

The Credit Agreement includes customary events of default, including failure to pay principal when due or failure to pay interest within three business days of when due, failure to comply with the covenants in the Credit Agreement and related documents, failure to pay or another event of default under other material indebtedness in an amount exceeding $5 million, bankruptcy or insolvency of the Company or any of our subsidiaries, a change in control of the Company or a failure of Piper Jaffray & Co. to extend, renew or refinance our existing $250 million committed revolving secured credit facility on substantially the same terms as the existing committed facility. If there is any event of default under the Credit Agreement, the Agent may declare the entire principal and any accrued interest on the loans under the Credit Agreement to be due and payable and exercise other customary remedies.

The Credit Agreement includes covenants that, among other things, limit our leverage ratio, require maintenance of certain levels of cash and regulatory net capital, require our asset management segment to achieve minimum earnings before interest, taxes, depreciation and amortization, and impose certain limitations on our ability to make acquisitions and make payments on our capital stock. With respect to the net capital covenant, our

U.S. broker dealer subsidiary is required to maintain minimum net capital of $160 million. At December 31, 2010, we were in compliance with all covenants.

Variable rate senior notes

On December 31, 2009, we issued variable rate senior notes ("Notes") in the amount of $120 million. The initial holders of the Notes were entities advised by Pacific Investment Management Company LLC ("PIMCO"). The unpaid principal and interest amount of the Notes were paid off in full on December 31, 2010 from the proceeds of the Credit Agreement.

Contractual Obligations

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The following table summarizes the contractual amounts at December 31, 2010, in total and by remaining maturity. Excluded from the table are a number of obligations recorded in the consolidated statements of financial condition that generally are short-term in nature, including secured financing transactions, trading liabilities, short-term borrowings and other payables and accrued liabilities.

(Dollars in millions)	2011	2012 through 2013	2014 through 2015	2016 and thereafter	Total
Operating lease obligations	$ 17.1	$ 31.3	$ 20.0	$ 26.4	$ 94.8
Purchase commitments	10.3	13.0	0.1	—	23.4
Investment commitments *(a)*	—	—	—	—	2.6
Loan commitments *(b)*	—	—	—	—	—
FAMCO contingent consideration *(c)*	0.9	—	—	—	0.9
Bank syndicated credit agreement	10.0	90.0	—	—	100.0

(a) The investment commitments have no specified call dates; however, the investment period for these funds is through 2016. The timing of capital calls is based on market conditions and investment opportunities.

(b) We commit to merchant banking financing for our clients or make commitments to underwrite debt. We are unable to estimate the timing on the funding of these commitments.

(c) The acquisition of FAMCO included the potential for additional cash consideration to be paid in the form of three annual payments (related to 2008, 2009 and 2010) contingent upon revenue exceeding certain revenue run-rate thresholds. The amount of the three annual payments (assuming the revenue run-rate threshold has been met) will be equal to a percentage of earnings before income taxes, depreciation and amortization for the previous year. We made payments of additional cash consideration of $6.3 million in 2008, $4.2 million related to 2009, and $4.5 million related to 2010. Additionally, we have accrued $0.9 million for a final true-up payment anticipated to be made related to 2010.

Purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. Purchase commitments with variable pricing provisions are included in the table based on the minimum contractual amounts. Certain purchase commitments contain termination or renewal provisions. The table reflects the minimum contractual amounts likely to be paid under these agreements assuming the contracts are not terminated.

The amounts presented in the table above may not necessarily reflect our actual future cash funding requirements, because the actual timing of the future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits as of December 31, 2010, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $9.5 million of unrecognized tax benefits have been excluded from the contractual obligation table above. See Note 26 to the consolidated financial statements for a discussion of income taxes.

Capital Requirements

As a registered broker dealer and member firm of FINRA, our U.S. broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rules. We expect that these provisions will not impact our ability to meet current and future obligations. We also are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. At December 31, 2010, our net capital under the SEC's Uniform Net Capital Rule was $189.5 million, and exceeded the minimum net capital required under the SEC rule by $188.3 million.

Although we operate with a level of net capital substantially greater than the minimum thresholds established by FINRA and the SEC, a substantial reduction of our capital would curtail many of our revenue producing activities.

Piper Jaffray Ltd., our broker dealer subsidiary registered in the United Kingdom, is subject to the capital requirements of the U.K. Financial Services Authority. Each of our Piper Jaffray Asia entities licensed by the Hong Kong Securities and Futures Commission is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance.

Off-Balance Sheet Arrangements

In the ordinary course of business we enter into various types of off-balance sheet arrangements. The following table summarizes our off-balance-sheet arrangements at December 31, 2010 and 2009:

	Expiration Per Period at December 31, 2010					Total Contractual Amount December 31,	
(Dollars in thousands)	2011	2012	2013-2014	2015-2016	Later	2010	2009
Customer matched-book derivative contracts(1)(2)	$ —	$ —	$ 154,745	$ 147,400	$6,203,087	**$6,505,232**	$6,795,186
Trading securities derivative contracts(2)	—	—	—	—	192,250	**192,250**	234,500
Credit default swap index contracts(2)	—	—	—	200,000	—	**200,000**	—
Foreign currency forward contracts(2)	16,645	—	—	—	—	**16,645**	—
Loan commitments	—	—	—	—	—	**—**	5,000
Private equity and other principal investments	—	—	—	—	—	**2,618**	3,652

(1) *Consists of interest rate swaps. We have minimal market risk related to these matched-book derivative contracts; however, we do have counterparty risk with two major financial institutions, which is mitigated by collateral deposits. In addition, we have a limited number of counterparties (contractual amount of $267.8 million at December 31, 2010) who are not required to post collateral. Based on market movements, the uncollateralized amounts representing the fair value of the derivative contracts could become material, exposing us to the credit risk of these counterparties. At December 31, 2010, we had $22.0 million of credit exposure with these counterparties, including $11.4 million of credit exposure with one counterparty.*

(2) *We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional or contract amount overstates the expected payout. At December 31, 2010 and 2009, the net fair value of these derivative contracts approximated $29.3 million and $14.1 million, respectively.*

Derivatives

Derivatives' notional contract amounts are not reflected as assets or liabilities on our consolidated statements of financial condition. Rather, the market value, or fair value, of the derivative transactions are reported on the consolidated statements of financial condition as assets or liabilities in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, as applicable. Derivatives are presented on a net basis by counterparty when a legal right of offset exists and on a net basis by cross product when applicable provisions are stated in a master netting agreement.

We enter into derivative contracts in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to hedge the interest rate and market value risks associated with our security positions. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. For a complete discussion of our activities related to derivative products, see Note 5, "Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased," in the notes to our consolidated financial statements.

Loan Commitments

We may commit to merchant banking financing for our clients or make commitments to underwrite corporate debt. We had no loan commitments outstanding at December 31, 2010.

Private Equity and Other Principal Investments

As of December 31, 2010, we have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in equity and debt securities of public and private companies. We commit capital or act as the managing partner of these entities. Some of these entities are deemed to be variable interest entities. For a complete discussion of our activities related to these types of entities, see Note 8, "Variable Interest Entities," to our consolidated financial statements.

We have committed capital to certain entities and these commitments have no specified call dates. We had $2.6 million of commitments outstanding at December 31, 2010.

Other Off-Balance Sheet Exposure

Our other types of off-balance-sheet arrangements include contractual commitments. For a discussion of our activities related to these off-balance sheet arrangements, see Note 18, "Contingencies and Commitments," to our consolidated financial statements.

Enterprise Risk Management

Risk is an inherent part of our business. In the course of conducting business operations, we are exposed to a variety of risks. Market risk, liquidity risk, credit risk, operational risk, legal, regulatory and compliance risk, and reputational risk are the principal risks we face in operating our business. We seek to identify, assess and monitor each risk in accordance with defined policies and procedures. The extent to which we properly identify and effectively manage each of these risks is critical to our financial condition and profitability.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis. The broader goals of our risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to assist in implementing effective hedging strategies, to articulate large trading or position risks to senior management, and to ensure accurate mark-to-market pricing.

In addition to supporting daily risk management processes on the trading desks, our risk management functions support our financial risk committee. This committee oversees risk management practices, including defining acceptable risk tolerances and approving risk management policies.

Risk management techniques, processes and strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, and any risk management failures could expose us to material unanticipated losses.

Market Risk

Market risk represents the risk of financial volatility that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients, to our market-making activities and our proprietary activities. Market risks are inherent to both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.

Our different types of market risk include:

Interest Rate Risk — Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of prepayments. Interest rate risk is managed through the use of appropriate hedging in U.S. government securities, agency securities, mortgage-backed securities, corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory and to hedge rate lock agreements and forward bond purchase agreements we may enter into with our public finance customers. Additionally, we historically used interest rate swap agreements to hedge residual cash flows from our tender option bond program. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.

Equity Price Risk — Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in the U.S. market on both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the notional level of our inventory and by managing net position levels within those limits.

Currency Risk — Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. A portion of our business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses. A change in the foreign currency rates could create either a foreign currency transaction gain/loss (recorded in our consolidated statements of operations) or a foreign currency translation adjustment to the stockholders' equity section of our consolidated statements of financial condition.

Value-at-Risk

Value-at-Risk ("VaR") is the potential loss in value of our trading positions due to adverse market movements over a defined time horizon with a specified confidence level. We perform a daily VaR analysis on substantially all of our trading positions, including fixed income, equities, convertible bonds, exchange traded options, and all associated economic hedges. These positions encompass both customer-related activities and proprietary investments. We use a VaR model because it provides a common metric for assessing market risk across business lines and products. Changes in VaR between reporting periods are generally due to changes in levels of risk exposure, volatilities and/or correlations among asset classes and individual securities.

We use a Monte Carlo simulation methodology for VaR calculations. We believe this methodology provides VaR results that properly reflect the risk profile of all our instruments, including those that contain optionality, and also accurately models correlation movements among all of our asset classes. In addition, it provides improved tail results as there are no assumptions of distribution, and can provide additional insight for scenario shock analysis.

Model-based VaR derived from simulation has inherent limitations including: reliance on historical data to predict future market risk; VaR calculated using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day; and published VaR results reflect past trading positions while future risk depends on future positions.

The modeling of the market risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, different assumptions and approximations could produce materially different VaR estimates.

The following table quantifies the model-based VaR simulated for each component of market risk for the periods presented computed using the past 250 days of historical data. When calculating VaR we use a 95 percent confidence level and a one-day time horizon. This means that, over time, there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon, such as a number of consecutive trading days. Therefore, there can be no assurance that actual losses occurring on any given day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in a 20-day trading period.

	At December 31,	
(Dollars in thousands)	**2010**	**2009**
Interest Rate Risk	**$ 810**	$1,147
Equity Price Risk	**40**	68
Diversification Effect*(1)*	**(47)**	(74)
Total Value-at-Risk	**$ 803**	$1,141

(1) Equals the difference between total VaR and the sum of the VaRs for the two risk categories. This effect arises because the two market risk categories are not perfectly correlated.

We view average VaR over a period of time as more representative of trends in the business than VaR at any single point in time. The table below illustrates the daily high, low and average value-at-risk calculated for each component of market risk during the years ended December 31, 2010 and 2009, respectively.

	For the Year Ended December 31, 2010		
(Dollars in thousands)	**High**	**Low**	**Average**
Interest Rate Risk	$4,359	$ 178	$1,451
Equity Price Risk	3,414	27	220
Diversification Effect*(1)*			(238)
Total Value-at-Risk	$4,227	$ 165	$1,433

	For the Year Ended December 31, 2009		
(Dollars in thousands)	**High**	**Low**	**Average**
Interest Rate Risk	$2,947	$ 531	$1,397
Equity Price Risk	951	21	221
Diversification Effect*(1)*			(252)
Total Value-at-Risk	$2,937	$ 513	$1,366

(1) Equals the difference between total VaR and the sum of the VaRs for the two risk categories. This effect arises because the two market risk categories are not perfectly correlated. Because high and low VaR numbers for these risk categories may have occurred on different days, high and low numbers for diversification benefit would not be meaningful.

Trading losses incurred on a single day exceeded our one-day VaR on 12 occasions during 2010.

The aggregate VaR as of December 31, 2010 was lower compared to levels reported as of December 31, 2009. Although end of year inventory levels are slightly higher from those reported for the previous year, current inventories are made up of lower VaR assets.

In addition to VaR, we also employ additional measures to monitor and manage market risk exposure including the following: net market position, duration exposure, option sensitivities, and inventory turnover. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals.

Liquidity Risk

Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold a security for substantially longer than we had planned. Our inventory positions subject us to potential financial losses from the reduction in value of illiquid positions.

We are also exposed to liquidity risk in our day-to-day funding activities. We have a relatively low leverage ratio of 2.50 as of December 31, 2010. We calculate our leverage ratio by dividing total assets by total shareholders' equity. We manage liquidity risk by diversifying our funding sources across products and among individual counterparties within those products. For example, our treasury department actively manages the use of a committed bank line, repurchase agreements, securities lending arrangements, commercial paper issuance and secured and unsecured bank borrowings each day depending on pricing, availability of funding, available collateral and lending parameters from any one of these sources.

In addition to managing our capital and funding, the treasury department oversees the management of net interest income risk and the overall use of our capital, funding, and balance sheet.

We currently act as the remarketing agent for approximately $5.6 billion of variable rate demand notes, all of which have a financial institution providing a liquidity guarantee. At certain times, demand from buyers of variable rate demand notes is less than the supply generated by sellers of these instruments. In times of supply and demand imbalance, we may (but are not obligated to) facilitate liquidity by purchasing variable rate demand notes from sellers for our own account. Our liquidity risk related to variable rate demand notes is ultimately mitigated by our ability to tender these securities back to the financial institution providing the liquidity guarantee.

Credit Risk

Credit risk in our business arises from potential non-performance by counterparties, customers, borrowers or issuers of securities we hold in our trading inventory. The global credit crisis also has created increased credit risk, particularly counterparty risk, as the interconnectedness of the financial markets has caused market participants to be impacted by systemic pressure, or contagion, that results from the failure or potential failure of market participants.

We have concentrated counterparty credit exposure with six non-publicly rated entities totaling $22.0 million at December 31, 2010. This counterparty credit exposure is part of our derivative program, consisting primarily of interest rate swaps. One derivative counterparty represents 51.8 percent, or $11.4 million, of this exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the interest rate swap contracts and is monitored regularly by our financial risk committee.

We are exposed to credit risk in our role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a delivery versus payment, cash or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

Credit exposure associated with our customer margin accounts in the U.S. and Hong Kong is monitored daily. Our risk management functions have created credit risk policies establishing appropriate credit limits and collateralization thresholds for our customers utilizing margin lending.

Credit exposure associated with our merchant banking debt investments is monitored regularly by our financial risk committee. Merchant banking debt investments that have been funded are recorded in other assets at amortized cost on the consolidated statements of financial condition. At December 31, 2010, we had two funded merchant banking debt investments totaling $11.7 million.

Our risk management functions review risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities, derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty ratings and potential levels of activity.

We are subject to credit concentration risk if we hold large individual securities positions, execute large transactions with individual counterparties or groups of related counterparties, extend large loans to individual borrowers or make substantial underwriting commitments. Concentration risk can occur by industry, geographic area or type of client. Potential credit concentration risk is carefully monitored and is managed through the use of policies and limits.

We also are exposed to the risk of loss related to changes in the credit spreads of debt instruments. Credit spread risk arises from potential changes in an issuer's credit rating or the market's perception of the issuer's credit worthiness.

Operational Risk

Operational risk refers to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. We rely on the ability of our employees, our internal systems and processes and systems at computer centers operated by third parties to process a large number of transactions. In the event of a breakdown or improper operation of our systems or processes or improper action by our employees or third-party vendors, we could suffer financial loss, regulatory sanctions and damage to our reputation. We have business continuity plans in place that we believe will cover critical processes on a company-wide basis, and redundancies are built into our systems as we have deemed appropriate. These control mechanisms attempt to ensure that operations policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.

Legal, Regulatory and Compliance Risk

Legal, regulatory and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty's performance obligations will be unenforceable. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, including, but not limited to, those related to regulatory net capital requirements, sales and trading practices, use and safekeeping of customer funds and securities, credit extension, money-laundering, privacy and recordkeeping.

We have established internal policies relating to ethics and business conduct, and compliance with applicable legal and regulatory requirements, as well as training and other procedures designed to ensure that these policies are followed.

Reputation and Other Risk

We recognize that maintaining our reputation among clients, investors, regulators and the general public is critical. Maintaining our reputation depends on a large number of factors, including the conduct of our business activities and the types of clients and counterparties with whom we conduct business. We seek to maintain our reputation by conducting our business activities in accordance with high ethical standards and performing appropriate reviews of clients and counterparties.

Effects of Inflation

Because our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the price of services we offer to our clients. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

The information under the caption "Enterprise Risk Management" in Part II, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated by reference herein.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.***

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2010.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of Piper Jaffray Companies included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2010. Their report, which expresses an unqualified opinion on the effectiveness of Piper Jaffray Companies' internal control over financial reporting as of December 31, 2010, is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited Piper Jaffray Companies' (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Piper Jaffray Companies and our report dated February 28, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Piper Jaffray Companies' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 28, 2011

Piper Jaffray Companies

Consolidated Statements of Financial Condition

(Amounts in thousands, except share data)	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents	**$ 50,602**	$ 43,942
Cash and cash equivalents segregated for regulatory purposes	**27,006**	9,006
Receivables:		
Customers	**42,955**	71,859
Brokers, dealers and clearing organizations	**188,798**	262,061
Securities purchased under agreements to resell	**258,997**	149,682
Financial instruments and other inventory positions owned	**358,344**	587,323
Financial instruments and other inventory positions owned and pledged as collateral	**515,806**	212,666
Total financial instruments and other inventory positions owned	**874,150**	799,989
Fixed assets (net of accumulated depreciation and amortization of $57,777 and $59,563, respectively)	**21,477**	16,596
Goodwill	**322,594**	164,625
Intangible assets (net of accumulated amortization of $18,232 and $10,686, respectively)	**59,580**	12,067
Other receivables	**54,098**	33,868
Other assets	**133,530**	139,635
Total assets	**$2,033,787**	$1,703,330
Liabilities and Shareholders' Equity		
Short-term financing	**$ 193,589**	$ 90,079
Long-term financing	**125,000**	—
Variable rate senior notes	—	120,000
Payables:		
Customers	**51,814**	48,179
Brokers, dealers and clearing organizations	**18,519**	71,818
Securities sold under agreements to repurchase	**239,880**	36,134
Financial instruments and other inventory positions sold, but not yet purchased	**365,747**	335,795
Accrued compensation	**147,729**	157,022
Other liabilities and accrued expenses	**78,197**	65,687
Total liabilities	**1,220,475**	924,714
Shareholders' equity:		
Common stock, $0.01 par value:		
Shares authorized: 100,000,000 at December 31, 2010 and December 31, 2009;		
Shares issued: 19,509,813 at December 31, 2010 and 19,504,948 at December 31, 2009;		
Shares outstanding: 14,652,665 at December 31, 2010 and 15,633,690 at December 31, 2009	**195**	195
Additional paid-in capital	**836,152**	803,553
Retained earnings	**179,555**	155,193
Less common stock held in treasury, at cost: 4,857,148 shares at December 31, 2010 and 3,871,258 shares at December 31, 2009	**(203,317)**	(181,443)
Other comprehensive income	**727**	1,118
Total shareholders' equity	**813,312**	778,616
Total liabilities and shareholders' equity	**$2,033,787**	$1,703,330

See Notes to Consolidated Financial Statements

Piper Jaffray Companies

Consolidated Statements of Operations

(Amounts in thousands, except per share data)	Year Ended December 31, 2010	2009	2008
Revenues:			
Investment banking	**$ 266,386**	$ 207,701	$ 159,747
Institutional brokerage	**167,954**	221,117	117,201
Interest	**51,851**	40,651	50,377
Asset management	**66,827**	14,681	16,969
Other income	**12,043**	2,731	2,639
Total revenues	**565,061**	486,881	346,933
Interest expense	**34,987**	18,091	20,536
Net revenues	**530,074**	468,790	326,397
Non-interest expenses:			
Compensation and benefits	**315,203**	281,277	249,438
Occupancy and equipment	**33,597**	29,705	33,034
Communications	**24,614**	22,682	25,098
Floor brokerage and clearance	**11,626**	11,948	12,787
Marketing and business development	**23,715**	18,969	25,249
Outside services	**32,120**	29,657	41,212
Restructuring-related expenses	**10,863**	3,572	17,865
Goodwill impairment	**—**	—	130,500
Other operating expenses	**20,620**	14,428	14,821
Total non-interest expenses	**472,358**	412,238	550,004
Income/(loss) from continuing operations before income tax expense/(benefit)	**57,716**	56,552	(223,607)
Income tax expense/(benefit)	**33,354**	26,183	(40,133)
Net income/(loss) from continuing operations	**24,362**	30,369	(183,474)
Discontinued operations:			
Income from discontinued operations, net of tax	**—**	—	499
Net income/(loss)	**$ 24,362**	$ 30,369	$(182,975)
Net income applicable to common shareholders	**$ 18,929**	$ 24,888	N/A
Earnings per basic common share			
Income/(loss) from continuing operations	**$ 1.23**	$ 1.56	$ (11.59)
Income from discontinued operations	**—**	—	0.03
Earnings per basic common share	**$ 1.23**	$ 1.56	$ (11.55)
Earnings per diluted common share			
Income/(loss) from continuing operations	**$ 1.23**	$ 1.55	$ (11.59)
Income from discontinued operations	**—**	—	0.03
Earnings per diluted common share	**$ 1.23**	$ 1.55	$ (11.55)(1)
Weighted average number of common shares outstanding			
Basic	**15,348**	15,952	15,837
Diluted	**15,378**	16,007	15,837(1)

(1) Earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding for periods in which a loss is incurred.

N/A — Not applicable as no allocation of income was made due to loss position.

See Notes to Consolidated Financial Statements

Piper Jaffray Companies

Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands, except share amounts)	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balance at December 31, 2007	15,662,835	$ 195	$ 780,394	$ 307,799	$ (194,461)	$ 1,220	$ 895,147
Net loss	—	—	—	(182,975)	—	—	(182,975)
Amortization/issuance of restricted stock	—	—	55,702	—	—	—	55,702
Amortization/issuance of stock options	—	—	1,832	—	—	—	1,832
Adjustment to unrecognized pension cost, net of tax	—	—	—	—	—	220	220
Foreign currency translation adjustment	—	—	—	—	—	(2,903)	(2,903)
Repurchase of common stock	(444,225)	—	—	—	(14,990)	—	(14,990)
Reissuance of treasury shares	461,823	—	(29,833)	—	25,516	—	(4,317)
Shares reserved to meet deferred compensation obligations	4,000	—	263	—	—	—	263
Balance at December 31, 2008	15,684,433	$ 195	$ 808,358	$ 124,824	$ (183,935)	$ (1,463)	$ 747,979
Net income	—	—	—	30,369	—	—	30,369
Amortization/issuance of restricted stock	—	—	7,402	—	—	—	7,402
Amortization/issuance of stock options	—	—	25	—	—	—	25
Adjustment to unrecognized pension cost, net of tax	—	—	—	—	—	1,003	1,003
Foreign currency translation adjustment	—	—	—	—	—	1,578	1,578
Repurchase of common stock	(522,694)	—	—	—	(23,908)	—	(23,908)
Reissuance of treasury shares	465,491	—	(12,550)	—	26,400	—	13,850
Shares reserved to meet deferred compensation obligations	6,460	—	318	—	—	—	318
Balance at December 31, 2009	15,633,690	$ 195	$ 803,553	$ 155,193	$ (181,443)	$ 1,118	$ 778,616
Net income	—	—	—	24,362	—	—	24,362
Issuance of restricted stock as deal consideration for Advisory Research, Inc.	—	—	31,822	—	—	—	31,822
Amortization/issuance of restricted stock	—	—	32,690	—	—	—	32,690
Adjustment to unrecognized pension cost, net of tax	—	—	—	—	—	(26)	(26)
Foreign currency translation adjustment	—	—	—	—	—	(365)	(365)
Repurchase of common stock	(1,517,587)	—	—	—	(47,610)	—	(47,610)
Reissuance of treasury shares	528,697	—	(32,213)	—	25,736	—	(6,477)
Shares reserved to meet deferred compensation obligations	7,865	—	300	—	—	—	300
Balance at December 31, 2010	14,652,665	$ 195	$ 836,152	$ 179,555	$ (203,317)	$ 727	$ 813,312

See Notes to Consolidated Financial Statements

Piper Jaffray Companies

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008
Operating Activities:			
Net income/(loss)	**$ 24,362**	$ 30,369	$(182,975)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Depreciation and amortization of fixed assets	**7,204**	7,214	8,952
Deferred income taxes	**17,878**	7,362	(5,824)
Stock-based compensation	**31,268**	41,212	21,331
Amortization of intangible assets	**7,546**	2,456	2,621
Amortization of forgivable loans	**7,679**	5,272	7,022
Goodwill impairment	**—**	—	130,500
Decrease/(increase) in operating assets:			
Cash and cash equivalents segregated for regulatory purposes	**(18,000)**	10,999	(20,005)
Receivables:			
Customers	**28,885**	(34,705)	87,231
Brokers, dealers and clearing organizations	**73,263**	(111,622)	(32,622)
Securities purchased under agreements to resell	**(109,315)**	(84,445)	(12,306)
Securitized municipal tender option bonds	**—**	84,586	(35,060)
Net financial instruments and other inventory positions owned	**(44,200)**	(114,470)	216,670
Other receivables	**(19,108)**	(2,006)	(6,493)
Other assets	**(7,915)**	34,634	(26,895)
Increase/(decrease) in operating liabilities:			
Payables:			
Customers	**3,690**	14,005	(57,171)
Brokers, dealers and clearing organizations	**(27,607)**	38,324	(17,396)
Securities sold under agreements to repurchase	**(7,718)**	12,683	(1,372)
Tender option bond trust certificates	**—**	(87,982)	39,463
Accrued compensation	**(4,023)**	47,117	(46,959)
Other liabilities and accrued expenses	**8,859**	(17,571)	(6,594)
Net cash provided by/(used in) operating activities	**(27,252)**	(116,568)	62,118
Investing Activities:			
Business acquisitions, net of cash acquired	**(186,853)**	—	(6,278)
Purchases of fixed assets, net	**(11,762)**	(3,652)	(2,390)
Net cash used in investing activities	**(198,615)**	(3,652)	(8,668)
Financing Activities:			
Increase/(decrease) in securities loaned	**(25,988)**	25,988	—
Increase/(decrease) in securities sold under agreements to repurchase	**211,464**	(82,921)	(139,458)
Increase in short-term financing, net of issuance costs	**103,231**	81,079	9,000
Increase in long-term financing, net of issuance costs	**121,703**	—	—
Issuance/(repayment) of variable rate senior notes	**(120,000)**	120,000	—
Repurchase of common stock	**(57,819)**	(28,499)	(23,834)
Excess/(reduced) tax benefits from stock-based compensation	**—**	(2,941)	786
Proceeds from stock option transactions	**98**	1,206	36
Net cash provided by/(used in) financing activities	**232,689**	113,912	(153,470)
Currency adjustment:			
Effect of exchange rate changes on cash	**(162)**	402	(480)
Net increase/(decrease) in cash and cash equivalents	**6,660**	(5,906)	(100,500)
Cash and cash equivalents at beginning of period	**43,942**	49,848	150,348
Cash and cash equivalents at end of period	**$ 50,602**	$ 43,942	$ 49,848
Supplemental disclosure of cash flow information -			
Cash paid/(received) during the period for:			
Interest	**$ 35,620**	$ 10,394	$ 20,989
Income taxes	**$ 5,388**	$ (15,233)	$ (4,778)
Non-cash investing activities -			
Issuance of restricted common stock for acquisition of Advisory Research, Inc.: 893,105 shares for the year ended December 31, 2010	**$ 31,822**	$ —	$ —
Non-cash financing activities -			
Issuance of common stock for retirement plan obligations: 81,696 shares, 134,700 shares and 90,140 shares for the years ended December 31, 2010, 2009 and 2008, respectively	**$ 3,634**	$ 3,756	$ 3,704
Issuance of restricted common stock for annual equity award: 699,673 shares, 585,198 shares and 1,237,756 shares for the years ended December 31, 2010, 2009 and 2008, respectively	**$ 31,121**	$ 16,331	$ 50,859

See Notes to Consolidated Financial Statements

Note 1 *Background*

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. ("Piper Jaffray"), a securities broker dealer and investment banking firm; Piper Jaffray Asia Holdings Limited, an entity providing investment banking services in China headquartered in Hong Kong; Piper Jaffray Ltd., a firm providing securities brokerage and mergers and acquisitions services in Europe headquartered in London, England; Advisory Research, Inc. ("ARI") and Fiduciary Asset Management, Inc. ("FAMCO"), entities providing asset management services to separately managed accounts, closed end funds and partnerships; Piper Jaffray Financial Products Inc., Piper Jaffray Financial Products II Inc. and Piper Jaffray Financial Products III Inc., entities that facilitate derivative transactions; and other immaterial subsidiaries. Piper Jaffray Companies and its subsidiaries (collectively, the "Company") operate in two reporting segments: Capital Markets and Asset Management. A summary of the activities of each of the Company's business segments is as follows:

Capital Markets

The Capital Markets segment provides institutional sales, trading and research services and investment banking services. Institutional sales, trading and research services focus on the trading of equity and fixed income products with institutions, government, and non-profit entities. Revenues are generated through commissions and sales credits earned on equity and fixed income institutional sales activities, net interest revenues on trading securities held in inventory, profits and losses from trading these securities and strategic trading opportunities. Investment banking services include management of and participation in underwritings, merger and acquisition services and public finance activities. Revenues are generated through the receipt of advisory and financing fees.

Asset Management

The Asset Management segment provides asset management services and product offerings in equity and fixed income securities to institutional and high net worth individuals through proprietary distribution channels. Revenues are generated in the form of management fees and performance fees. The majority of the Company's performance fees, if earned, are recognized in the fourth quarter.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated financial statements include the accounts of Piper Jaffray Companies, its wholly owned subsidiaries, and all other entities in which the Company has a controlling financial interest. All material intercompany balances have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right or power to make decisions about or direct the entity's activities that most significantly impact the entity's economic performance. Voting interest entities, where we have a majority interest, are consolidated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 810, "Consolidations" ("ASC 810"). ASC 810 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interests.

As defined in ASC 810, VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. With the exception of entities eligible for the deferral codified in FASB Accounting Standards Update ("ASU") No. 2010-10, "Consolidation: Amendments for Certain Investment Funds," ("ASU 2010-10") (generally asset managers and investment companies), ASC 810 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that have both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity. Accordingly, the Company consolidates VIEs in which the Company has a controlling financial interest. For more on ASC 810 and VIEs, please see "Consolidation of Variable Interest Entities" under Adoption of New Accounting Standards in Note 3 below.

Entities meeting the deferral provision defined by ASU 2010-10 (generally asset managers and investment companies) are evaluated under the historical VIE guidance. Under the historical guidance, a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs subject to the deferral provisions defined by ASU 2010-10 in which the Company is deemed to be the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by FASB Accounting Standards Codification Topic 323, "Investments — Equity Method and Joint Ventures" ("ASC 323"). If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at cost.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the consolidated statements of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in (i) other receivables and other liabilities and accrued expenses on the consolidated statements of financial condition and (ii) the respective interest income and expense balances on the consolidated statements of operations.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis, while the related revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statements of financial condition.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on our consolidated statements of financial condition consist of financial instruments recorded at fair value. Unrealized gains and losses related to these financial instruments are reflected in the consolidated statements of operations. Securities (both long and short) are recognized on a trade-date basis. Additionally, certain of the Company's investments recorded in other assets on the consolidated statements of financial condition are recorded at fair value, either as required by accounting guidance or through the fair value election.

Fair Value Hierarchy — FASB Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures," ("ASC 820") provides a definition of fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level I are highly liquid instruments with quoted prices such as equities listed in active markets, U.S. treasury bonds, money market securities and certain exchange traded firm investments.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are certain non-exchange traded equities, U.S. government agency securities, certain corporate bonds, certain municipal securities, certain asset-backed securities, certain convertible securities and certain derivatives.

Level III — Instruments that have little to no pricing observability as of the report date. These financial instruments may not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include certain non-exchange traded equities, certain asset-backed securities, certain municipal securities, certain firm investments, certain convertible securities, certain corporate bonds and certain derivative instruments.

Valuation Of Financial Instruments — The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

The fair values related to derivative contract transactions are reported in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is reported on the consolidated statements of operations. Depending upon the product and terms of the transaction, the fair value of the Company's derivative contracts can be observed or priced using models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

The Company does not utilize "hedge accounting" as described within FASB Accounting Standards Codification Topic 815, "Derivatives and Hedging," ("ASC 815"). Derivatives are reported on a net basis by counterparty when a legal right of offset exists and on a net basis by cross product when applicable provisions are stated in a master netting agreement. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the Company's reporting units based on market prices for similar assets, where available, the Company's market capitalization and the present value of the estimated future cash flows associated with each reporting unit. The Company completed its annual assessment of goodwill as of November 30, 2010, and no impairment was identified.

Intangible assets with determinable lives consist of asset management contractual relationships, non-compete agreements and certain trade names and trademarks that are amortized over their estimated useful lives ranging from three to ten years. The indefinite-life intangible asset consists of the ARI trade name. It is not amortized and is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount.

Other Receivables

Other receivables include management fees receivable, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits expenses using the straight-line method over the respective terms of the loans, which generally range up to three years.

Other Assets

Other assets include net deferred tax assets, prepaid expenses and proprietary investments. The Company's investments include direct equity investments in public companies, investments in private companies and partnerships, warrants of public or private companies, private company debt and investments to fund deferred compensation liabilities. The Company's direct equity investments in public companies are valued based on quoted prices on active markets. Investments in private companies or partnerships are accounted for on the equity method or at cost, as appropriate. Company-owned warrants with a cashless exercise option are valued at fair value, while warrants without a cashless exercise option are valued at cost. Private company debt investments are recorded at amortized cost, net of any unamortized premium or discount. The Company has elected to measure a selected eligible investment in a private company at fair value in accordance with the fair value option.

Revenue Recognition

Investment Banking — Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related unreimbursed expenses. Expenses related to investment banking deals not completed are recognized as non-interest expenses on the consolidated statements of operations.

Institutional Brokerage — Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over-the-counter (OTC) equity, fixed income and convertible debt securities, which are recorded on a trade date basis, (ii) trading gains and losses and (iii) fees received by the Company for equity research.

Asset Management — Asset management fees include revenues the Company receives in connection with management and investment advisory services performed for separately managed accounts and various funds. These fees are recognized in the period in which services are provided. Fees are defined in client contracts as either fixed or based on a percentage of portfolio assets under management and may include performance fees. Performance fees are earned when the investment return on assets under management exceeds certain benchmark targets or other performance targets over a specified measurement period (monthly, quarterly or annually). Performance fees, if earned, are recognized at the end of the specified measurement period.

Interest Revenue and Expense — The Company nets interest expense within net revenues to mitigate the effects of fluctuations in interest rates on the Company's consolidated statements of operations. The Company recognizes contractual interest on financial instruments owned and financial instruments sold, but not yet purchased, on an accrual basis as a component of interest revenue and expense. The Company accounts for interest related to its short-term and long-term financings and its variable rate senior notes on an accrual basis with related interest recorded as interest expense. In addition, the Company recognizes interest revenue related to our securities borrowed and securities purchased under agreements to resell activities and interest expense related to our securities loaned and securities sold under agreements to repurchase activities on an accrual basis.

Stock-based Compensation

FASB Accounting Standards Codification Topic 718, "Compensation — Stock Compensation," ("ASC 718"), requires all stock-based compensation to be expensed in the consolidated statement of operations at grant date fair value. Expense related to share-based awards that do not require future service are recognized in the year in which the awards were deemed to be earned. Share-based awards that require future service are amortized over the relevant service period net of estimated forfeitures.

Income Taxes

The Company files a consolidated U.S. federal income tax return, which includes all of its qualifying subsidiaries. The Company is also subject to income taxes in various states and municipalities and those foreign jurisdictions in which we operate. Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes," ("ASC 740").

Earnings Per Share

Basic earnings per common share is computed by dividing net income/(loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Net income/(loss) applicable to common shareholders represents net income/(loss) reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive stock options.

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the earnings allocation in the earnings per share calculation under the two-class method. The Company grants restricted stock as part of its share-based compensation program. Recipients of restricted stock are entitled to receive nonforfeitable dividends during the vesting period, therefore, meeting the definition of a participating security.

Foreign Currency Translation

The Company consolidates foreign subsidiaries which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at year-end rates of exchange. In accordance with FASB Accounting Standards Codification Topic 830, "Foreign Currency Matters," ("ASC 830"), gains or losses resulting from translating foreign currency financial statements are reflected in other comprehensive income, a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 3 *Recent Accounting Pronouncements*

Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued guidance amending the Accounting Standards Codification Topic 860, "Transfers and Servicing," ("ASC 860") designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Additionally, the new guidance eliminates the qualifying special-purpose entity ("QSPE") concept. The updates were effective for the Company January 1, 2010. The recognition and measurement provisions were effective for prospective transfers with the exception of existing QSPEs which must be evaluated at the time of adoption. The disclosures required by ASC 860 are applied to both retrospective and prospective transfers. The adoption of ASC 860 did not have an impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

In June 2009, the FASB updated the accounting standard related to the consolidation of VIEs. The standard requires, among other things, a qualitative rather than quantitative analysis to determine the primary beneficiary ("PB") of the VIE, continuous assessments of whether the entity is the PB of the VIE, and enhanced disclosures about involvement with VIEs. This standard was effective for the Company January 1, 2010 and is applicable to all entities with which the enterprise has involvement, regardless of when that involvement arose. The adoption of the new standard did not have an impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-10, which addresses the application of the amendments to VIE consolidation described above for reporting entities in the asset management industry by deferring the effective date of the standard's new recognition and measurement requirements for certain investment funds. However, the standard's new disclosure requirements will continue to apply to all entities. ASU 2010-10 was effective for the Company January 1, 2010. The adoption of this standard led to the deferral of the application of the updated consolidation guidance in ASC 810 to certain of the Company's investment funds within the scope of ASU 2010-10.

Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements," ("ASU 2010-06") amending FASB Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to disclose information in the Level III rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 also further clarifies existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level II and Level III fair value measurements. The guidance in ASU 2010-06 was effective for the Company January 1, 2010, except for the requirement to separately disclose purchases, sales, issuances, and settlements on a gross basis in the Level III rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. While the adoption of ASU 2010-06 did not change accounting requirements, it did impact the Company's disclosures about fair value measurements.

Note 4 *Acquisition of Advisory Research, Inc.*

On March 1, 2010, the Company completed the purchase of ARI, an asset management firm based in Chicago, Illinois. The purchase was completed pursuant to the securities purchase agreement dated December 20, 2009. The fair value as of the acquisition date was $212.1 million, consisting of $180.3 million in cash and 893,105 shares (881,846 of which vest in four equal installments over the next four years) of the Company's common stock valued at $31.8 million. The fair value of the 881,846 shares of common stock with vesting restrictions was determined using the market price of the Company's common stock on the date of the acquisition discounted for the liquidity restrictions in accordance with the valuation principles of ASC 820. The vesting provisions of these 881,846 shares are principally time-based, but also include certain post-termination restrictions. The remaining 11,259 shares have no vesting restrictions and the fair value was determined using the market price of the Company's common stock on the date of the acquisition. A portion of the purchase price payable in cash was funded by proceeds from the issuance of variable rate senior notes ("Notes") in the amount of $120 million pursuant to the note purchase agreement ("Note Purchase Agreement") dated December 31, 2009 with certain entities advised by Pacific Investment Management Company LLC ("PIMCO") and discussed further in Note 16 to our consolidated financial statements.

The acquisition was accounted for under the acquisition method of accounting in accordance with FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. The Company recorded $152.3 million of goodwill as an asset in the consolidated statement of financial condition, which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and expertise of ARI in the asset management business.

Identifiable intangible assets purchased by the Company consisted of customer relationships and the ARI trade name with acquisition-date fair values of $52.2 million and $2.9 million, respectively. Acquisition costs of $1.5 million were incurred in the fourth quarter of 2009 and $254,000 of acquisition costs were incurred in the year ended December 31, 2010, and are included in outside services on the consolidated statements of operations.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of the acquisition:

(Dollars in thousands)	
Assets:	
Cash and cash equivalents	$ 2,008
Other receivables	8,861
Fixed assets	377
Goodwill	152,282
Intangible assets	55,059
Other assets	369
Total assets acquired	218,956
Liabilities:	
Accrued compensation	149
Other liabilities and accrued expenses	6,726
Total liabilities assumed	6,875
Net assets acquired	$212,081

ARI's results of operations have been included in the consolidated Company's financial statements prospectively beginning on the date of acquisition. Since the date of acquisition, ARI had net revenues of $48.6 million and net income of $9.8 million.

The following unaudited pro forma financial data assumes the acquisition had occurred at the beginning of each period presented. Pro forma results have been prepared by adjusting the consolidated Company's historical results to include ARI's results of operations adjusted for the following changes: depreciation and amortization expenses were adjusted as a result of acquisition-date fair value adjustments to fixed assets, intangible assets, deferred acquisition costs and lease obligations; interest expense was adjusted for revised debt structures; and the income tax effect of applying the Company's statutory tax rates to ARI's results. The consolidated Company's unaudited pro forma information presented does not necessarily reflect the results of operations that would have resulted had the acquisition been completed at the beginning of the applicable periods presented, nor does it indicate the results of operations in future periods.

(Dollars in thousands)	2010	2009	2008
Net revenues	**$538,119**	$516,499	$ 372,344
Net income	**$ 26,109**	$ 39,544	$(175,067)

Note 5 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased were as follows:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Financial instruments and other inventory positions owned:		
Corporate securities:		
Equity securities	**$ 18,089**	$ 3,070
Convertible securities	**37,290**	75,295
Fixed income securities	**58,591**	112,825
Municipal securities:		
Taxable securities	**295,439**	151,144
Tax-exempt securities	**137,340**	147,809
Short-term securities	**48,830**	25,204
Asset-backed securities	**88,922**	70,425
U.S. government agency securities	**153,739**	125,576
U.S. government securities	**6,569**	70,111
Derivative contracts	**29,341**	18,530
	$874,150	$799,989
Financial instruments and other inventory positions sold, but not yet purchased:		
Corporate securities:		
Equity securities	**$ 23,651**	$ 26,474
Convertible securities	**8,320**	3,678
Fixed income securities	**17,965**	122,339
Asset-backed securities	**12,425**	8,937
U.S. government agency securities	**52,934**	67,001
U.S. government securities	**250,452**	102,911
Derivative contracts	**—**	4,455
	$365,747	$335,795

At December 31, 2010 and 2009, financial instruments and other inventory positions owned in the amount of $515.8 million and $212.7 million, respectively, had been pledged as collateral for the Company's repurchase agreements, secured borrowings and securities loaned.

Inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company economically hedges changes in market value of its financial instruments and other inventory positions owned utilizing inventory positions sold, but not yet purchased, interest rate derivatives, credit default swap index contracts, futures and exchange-traded options.

Derivative Contract Financial Instruments

The Company uses interest rate swaps, interest rate locks, credit default swap index contracts and foreign currency forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions and firm investments. The following describes the Company's derivatives by the type of transaction or security the instruments are economically hedging.

Customer matched-book derivatives: The Company enters into interest rate derivative contracts in a principal capacity as a dealer to satisfy the financial needs of its customers. The Company simultaneously enters into an interest rate derivative contract with a third party for the same notional amount to hedge the interest rate and credit risk of the initial client interest rate derivative contract. In certain limited instances, the Company has only hedged interest rate risk with a third party, and retains uncollateralized credit risk as described below. The instruments use interest rates based upon either the London Interbank Offer Rate ("LIBOR") index or the Securities Industry and Financial Markets Association ("SIFMA") index.

Trading securities derivatives: The Company enters into interest rate derivative contracts to hedge interest rate and market value risks associated with its fixed income securities. The instruments use interest rates based upon either the Municipal Market Data ("MMD") index, LIBOR or the SIFMA index. The Company also enters into credit default swap index contracts to hedge credit risk associated with its taxable fixed income securities.

Firm Investments: The Company enters into foreign currency forward contracts to manage the currency exposure related to its non-U.S. dollar denominated firm investments.

The following table presents the total absolute notional contract amount associated with the Company's outstanding derivative instruments:

(Dollars in thousands) **Transaction Type or Hedged Security**	**Derivative Category**	**December 31, 2010**	**December 31, 2009**
Customer matched-book	Interest rate derivative contract	**$6,505,232**	$6,795,186
Trading securities	Interest rate derivative contract	**192,250**	234,500
Trading securities	Credit default swap index contract	**200,000**	—
Firm investments	Foreign currency forward contract	**16,645**	—
		$6,914,127	$7,029,686

The Company's interest rate derivative contracts, credit default swap index contracts and foreign currency forward contracts do not qualify for hedge accounting, therefore, unrealized gains and losses are recorded on the consolidated statements of operations. The following table presents the Company's unrealized gains/(losses) on derivative instruments:

(Dollars in thousands) **Derivative Category**	**Operations Category**	**Year Ended December 31,**		
		2010	**2009**	**2008**
Interest rate derivative contract	Investment banking	**$ 3,531**	$5,611	$1,304
Interest rate derivative contract	Institutional brokerage	**3,107**	3,019	1,974
Credit default swap index contract	Institutional brokerage	**(1,665)**	—	—
Foreign currency forward contract	Other operating expenses	**115**	—	—
		$ 5,088	$8,630	$3,278

The gross fair market value of all derivative instruments and their location on the Company's consolidated statements of financial condition prior to counterparty netting are shown below by asset or liability position *(1)*:

(Dollars in thousands) **Derivative Category**	**Financial Condition Location**	**Asset Value at Dec. 31, 2010**	**Financial Condition Location**	**Liability Value at Dec. 31, 2010**
Interest rate derivative contract	Financial intruments and other inventory positions owned	$369,909	Financial intruments and other inventory positions sold, but not yet purchased	$328,027
Credit default swap index contract	Financial intruments and other inventory positions owned	2,176	Financial intruments and other inventory positions sold, but not yet purchased	2,961
Foreign currency forward contract	Financial intruments and other inventory positions owned	192	Financial intruments and other inventory positions sold, but not yet purchased	—
		$372,277		$330,988

(1) Amounts are disclosed at gross fair value in accordance with the requirement of ASC 815.

Derivatives are reported on a net basis by counterparty when legal right of offset exists and when applicable provisions are stated in master netting agreements. Cash collateral received or paid is netted on a counterparty basis, provided a legal right of offset exists.

Credit risk associated with the Company's derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. Credit exposure associated with the Company's derivatives is driven by uncollateralized market movements in the fair value of the contracts with counterparties and is monitored regularly by the Company's financial risk committee. The Company reflects counterparty credit risk in calculating derivative contract fair value. The majority of the Company's derivative contracts are substantially collateralized by its counterparties, who are major financial institutions. The Company has a limited number of counterparties who are not required to post collateral. Based on market movements, the uncollateralized amounts representing the fair value of the derivative contract can become material, exposing the Company to the credit risk of these counterparties. As of December 31, 2010, the Company had $22.0 million of uncollateralized credit exposure with these counterparties (notional contract amount of $267.8 million), including $11.4 million of uncollateralized credit exposure with one counterparty.

Note 6 *Fair Value of Financial Instruments*

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the consolidated statements of financial condition with unrealized gains and losses reflected in the consolidated statements of operations.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and other characteristics specific to the instrument. Financial instruments with readily available active quoted prices for which fair value can be measured generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions Owned

Equity securities — Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level II of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level III financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate and geographical concentration).

Convertible securities — Convertible securities are valued based on observable trades, when available. Accordingly, these convertible securities are categorized as Level II. When observable price quotations are not available, fair value is determined based upon model-based valuation techniques with observable market inputs, such as specific company stock price and volatility and unobservable inputs such as option adjusted spreads. These instruments are categorized as Level III.

Corporate fixed income securities — Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, pricing service data from external providers when available, or broker quotations. Accordingly, these corporate bonds are categorized as Level II. When observable price quotations are not available, fair value is determined using model-based valuation techniques with observable inputs such as specific security contractual terms and yield curves and unobservable inputs such as credit spreads. Corporate bonds measured using model-based valuation techniques are categorized as Level III.

Taxable municipal securities — Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Tax-exempt municipal securities — Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using similar securities (maturity and sector) and management judgment to infer an appropriate current yield and are categorized as Level III.

Short-term municipal securities — Short-term municipal securities include auction rate securities, variable rate demand notes, and other short-term municipal securities. Auction rate securities were historically traded and valued as floating rate notes, priced at par due to the auction mechanism. Beginning in 2008, the auction rate securities market experienced dislocation due to uncertainties in the credit markets. During 2009, certain areas of the auction rate market began to function; however, lower credit issuers remain illiquid. Accordingly, auction rate securities with limited liquidity were valued based upon internal models with observable inputs such as specific security contractual terms and yield curves and unobservable inputs such as liquidity discounts. These instruments were categorized as Level III. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Asset-backed securities — Asset-backed securities are valued using observable trades, when available. Certain asset-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. These asset-backed securities are categorized as Level II. Other asset-backed securities, which are principally collateralized by residential mortgages or aircraft, have experienced low volumes of executed transactions that results in less observable transaction data. Asset-backed securities collateralized by residential mortgages are valued using cash flow models that utilize unobservable inputs including credit default rates ranging from 2-12%, prepayment rates ranging from 4-8% of CPR, severity ranging from 50-80% and valuation yields ranging from 5.5-8.5%. Asset-backed securities collateralized by aircraft are valued using cash flow models that utilize unobservable inputs including airplane lease rates, aircraft valuation, trust costs, and other factors impacting security cash flows. The Company's aircraft asset-backed securities had a weighted average yield of 10.5% at December 31, 2010. As judgment is used to determine the range of these inputs, these asset-backed securities are categorized as Level III.

U.S. government agency securities — U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and thus, are categorized as Level II. Mortgage bonds include mortgage bonds, mortgage pass-through securities and agency collateralized mortgage-obligations ("CMO"). Mortgage pass-through securities and CMO securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore, generally are categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields ranging from 85-155 basis point spreads to treasury securities, or models based upon prepayment expectations ranging from 200-420 Public Securities Association ("PSA") prepayment levels. These securities are categorized as Level II.

U.S. government securities — U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore categorized as Level I.

Derivatives — Derivative contracts include interest rate swaps, interest rate locks, futures, credit default swap index contracts and foreign currency forward contracts. These instruments derive their value from underlying assets, reference rates, indices or a combination of these factors. The majority of the Company's interest rate derivative contracts, including both interest rate swaps and interest rate locks, are valued using market standard pricing models based on the net present value of estimated future cash flows. The valuation models used do not involve material subjectivity as the methodologies do not entail significant judgment and the pricing inputs are market observable, including contractual terms, yield curves and measures of volatility. These instruments are classified as Level II within the fair value hierarchy. Certain interest rate locks transact in less active markets and were valued using valuation models that used the previously mentioned observable inputs and unobservable inputs that required significant judgment. These instruments are Level III. The Company's credit default swap index contracts and foreign currency forward contracts are valued using market price quotations and classified as Level II.

Investments

The Company's investments valued at fair value include investments in public companies, warrants of public or private companies and investments in certain illiquid municipal bonds. Exchange traded direct equity investments in public companies are valued based on quoted prices on active markets and reported in Level I. Company-owned warrants, which have a cashless exercise option, are valued based upon the Black-Scholes option-pricing model that uses discount rates and stock volatility factors of comparable companies as inputs. These inputs are subject to management judgment to account for differences between the measured investment and comparable companies. Company-owned warrants are reported as Level III assets. Investments in certain illiquid municipal bonds that the Company is holding for investment are measured using valuation techniques involving significant management judgment and are reported as Level III assets.

We elected to apply the fair value option to a selected investment in a private company. At December 31, 2010, $2.9 million of investments, included within other assets on the consolidated statement of financial condition, is accounted for at fair value and is classified as a Level III asset.

The following table summarizes the valuation of our financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2010:

(Dollars in thousands)	Level I	Level II	Level III	Counterparty Collateral Netting(1)	Total
Assets:					
Financial instruments and other inventory positions owned:					
Corporate securities:					
Equity securities	$ 14,509	$ 2,240	$ 1,340	$ —	$ 18,089
Convertible securities	—	34,405	2,885	—	37,290
Fixed income securities	—	52,323	6,268	—	58,591
Municipal securities:					
Taxable securities	—	295,439	—	—	295,439
Tax-exempt securities	—	131,222	6,118	—	137,340
Short-term securities	—	48,705	125	—	48,830
Asset-backed securities	—	43,752	45,170	—	88,922
U.S. government agency securities	—	153,739	—	—	153,739
U.S. government securities	6,569	—	—	—	6,569
Derivative instruments	—	58,047	4,665	(33,371)	29,341
Total financial instruments and other inventory positions owned:	21,078	819,872	66,571	(33,371)	874,150
Cash equivalents	9,923	—	—	—	9,923
Investments	2,796	—	9,682	—	12,478
Total assets	$ 33,797	$819,872	$ 76,253	$ (33,371)	$896,551
Liabilities:					
Financial instruments and other inventory positions sold, but not yet purchased:					
Corporate securities:					
Equity securities	$ 23,651	$ —	$ —	$ —	$ 23,651
Convertible securities	—	6,543	1,777	—	8,320
Fixed income securities	—	15,642	2,323	—	17,965
Asset-backed securities	—	10,310	2,115	—	12,425
U.S. government agency securities	—	52,934	—	—	52,934
U.S. government securities	250,452	—	—	—	250,452
Derivative instruments	—	21,084	339	(21,423)	—
Total financial instruments and other inventory positions sold, but not yet purchased:	274,103	106,513	6,554	(21,423)	365,747
Investments	—	—	1	—	1
Total liabilities	$274,103	$106,513	$ 6,555	$ (21,423)	$365,748

(1) Represents cash collateral and the impact of netting on a counterparty basis. The Company had no securities posted as collateral to its counterparties.

The following table summarizes the valuation of our financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2009:

(Dollars in thousands)	Level I	Level II	Level III	Counterparty Collateral Netting(1)	Total
Assets:					
Financial instruments and other inventory positions owned:					
Corporate securities:					
Equity securities	$ 3,070	$ —	$ —	$ —	$ 3,070
Convertible securities	—	75,295	—	—	75,295
Fixed income securities	—	112,825	—	—	112,825
Municipal securities:					
Taxable securities	—	151,144	—	—	151,144
Tax-exempt securities	—	147,809	—	—	147,809
Short-term securities	—	7,379	17,825	—	25,204
Asset-backed securities	—	46,186	24,239	—	70,425
U.S. government agency securities	—	125,576	—	—	125,576
U.S. government securities	70,111	—	—	—	70,111
Derivative instruments	—	54,391	—	(35,861)	18,530
Total financial instruments and other inventory positions owned:	73,181	720,605	42,064	(35,861)	799,989
Cash equivalents	13,352	—	—	—	13,352
Investments	1,139	—	2,240	—	3,379
Total assets	$ 87,672	$720,605	$ 44,304	$ (35,861)	$816,720
Liabilities:					
Financial instruments and other inventory positions sold, but not yet purchased:					
Corporate securities:					
Equity securities	$ 26,474	$ —	$ —	$ —	$ 26,474
Convertible securities	—	3,678	—	—	3,678
Fixed income securities	—	114,568	7,771	—	122,339
Asset-backed securities	—	6,783	2,154	—	8,937
U.S. government agency securities	—	67,001	—	—	67,001
U.S. government securities	102,911	—	—	—	102,911
Derivative instruments	—	19,294	—	(14,839)	4,455
Total financial instruments and other inventory positions sold, but not yet purchased:	129,385	211,324	9,925	(14,839)	335,795
Investments	—	—	19	—	19
Total liabilities	$129,385	$211,324	$ 9,944	$ (14,839)	$335,814

(1) Represents cash collateral and the impact of netting on a counterparty basis. The Company had no securities posted as collateral to its counterparties.

The Company's Level III assets were $76.3 million and $44.3 million, or 8.5 percent and 5.4 percent of financial instruments measured at fair value at December 31, 2010 and 2009, respectively. Transfers between levels are recognized at the beginning of the reporting period. There were $1.0 million of net transfers of financial assets from Level II to Level III during the year ended December 31, 2010 related to convertible securities and asset-backed securities for which no recent trade activity was observed and valuation inputs became unobservable. There were $4.8 million of net transfers of financial liabilities from Level II to Level III for the year ended December 31,

2010 related to fixed income securities for which valuation inputs became unobservable, offset in part by asset-backed securities and convertible securities for which market trades were observed that provided transparency into the valuation of these liabilities. Transfers between Level I and Level II were not material for the year ended December 31, 2010. At December 31, 2010, the Company's Level II and Level III equities securities increased due to the purchase of non-exchange traded equities securities. Historically, the Company did not hold this type of security for trading purposes.

The following tables summarize the changes in fair value associated with Level III financial instruments during the years ended December 31, 2010 and 2009:

(Dollars in thousands)	Balance at December 31, 2009	Purchases/ (sales), net	Net transfers in/(out)	Realized gains/ (losses)(1)	Unrealized gains/ (losses)(1)	Balance at December 31, 2010
Assets:						
Financial instruments and other inventory positions owned:						
Corporate securities:						
Equity securities	$ —	$ 1,431	$ —	$ 9	$ (100)	**$ 1,340**
Convertible securities	—	1,832	620	19	414	**2,885**
Fixed income securities	—	6,531	—	(243)	(20)	**6,268**
Municipal securities:						
Tax-exempt securities	—	6,086	—	23	9	**6,118**
Short-term securities	**17,825**	(17,700)	—	—	—	**125**
Asset-backed securities	**24,239**	17,151	346	3,464	(30)	**45,170**
Derivative contracts	—	—	—	—	4,665	**4,665**
Total financial instruments and other inventory positions owned:	**42,064**	15,331	966	3,272	4,938	**66,571**
Investments	**2,240**	3,637	—	219	3,586	**9,682**
Total assets	**$ 44,304**	$ 18,968	$ 966	$ 3,491	$ 8,524	**$ 76,253**
Liabilities:						
Financial instruments and other inventory positions sold, but not yet purchased:						
Corporate securities:						
Convertible securities	$ —	$ 2,111	$ (294)	$ (15)	$ (25)	**$ 1,777**
Fixed income securities	**7,771**	(10,181)	6,602	(1,890)	21	**2,323**
Asset-backed securities	**2,154**	1,354	(1,508)	28	87	**2,115**
Derivative contracts	—	—	—	—	339	**339**
Total financial instruments and other inventory positions sold, but not yet purchased:	**9,925**	(6,716)	4,800	(1,877)	422	**6,554**
Investments	**19**	(97)	—	(48)	127	**1**
Total liabilities	**$ 9,944**	$ (6,813)	$ 4,800	$ (1,925)	$ 549	**$ 6,555**

(Dollars in thousands)	Balance at December 31, 2008	Purchases/ (sales), net	Net transfers in/(out)	Realized gains/ (losses)(1)	Unrealized gains/ (losses)(1)	Balance at December 31, 2009
Assets:						
Financial instruments and other inventory positions owned:						
Corporate securities:						
Convertible securities	**$ 3,671**	$ —	$ (3,671)	$ —	$ —	**$ —**
Fixed income securities	**2,138**	(2,798)	610	(149)	199	**—**
Municipal securities:						
Short-term securities	**17,750**	175	(100)	—	—	**17,825**
Asset-backed securities	**22,560**	5,395	(8,458)	3,929	813	**24,239**
U.S. government agency securities	**6**	(1)	(5)	—	—	**—**
Total financial instruments and other inventory positions owned:	**46,125**	2,771	(11,624)	3,780	1,012	**42,064**
Investments	**433**	(9)	28	—	1,788	**2,240**
Total assets	**$ 46,558**	$ 2,762	$(11,596)	$ 3,780	$ 2,800	**$ 44,304**
Liabilities:						
Financial instruments and other inventory positions sold, but not yet purchased:						
Corporate securities:						
Fixed income securities	**$ —**	$ 7,976	$ —	$ (29)	$ (176)	**$ 7,771**
Asset-backed securities	**—**	2,429	(268)	76	(83)	**2,154**
Total financial instruments and other inventory positions sold, but not yet purchased:	**—**	10,405	(268)	47	(259)	**9,925**
Investments	**366**	—	—	—	(347)	**19**
Total liabilities	**$ 366**	$ 10,405	$ (268)	$ 47	$ (606)	**$ 9,944**

(1) *Realized and unrealized gains/(losses) related to financial instruments, with the exception of foreign currency forward contracts and customer match-book derivatives, are reported in institutional brokerage on the consolidated statements of operations. Realized and unrealized gains/(losses) related to foreign currency forward contracts are recorded in other operating expenses. Realized and unrealized gains/(losses) related to customer match-book derivatives are reported in investment banking. Realized and unrealized gains/(losses) related to investments are reported in investment banking revenues or other income/(loss) on the consolidated statements of operations.*

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash, securities either purchased or sold under agreements to resell, receivables and payables either from or to customers and brokers, dealers and clearing organizations and short-term financings.

Note 7 *Securitizations*

Historically, the Company operated a tender option bond securitization program, which the Company discontinued in October of 2008. Under this program, the Company sold highly rated municipal bonds into securitization vehicles ("Securitized Trusts") that were funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. The Company dissolved 19 of its Securitized Trusts in 2008 and dissolved the remaining seven in 2009.

Note 8 *Variable Interest Entities*

In the normal course of business, the Company periodically creates or transacts with entities that are investment vehicles organized as limited partnerships or limited liability companies. These entities were established for the purpose of investing in equity and debt securities of public and private companies and were initially financed through the capital commitments of the members. The Company has investments in and/or acts as the managing partner of these entities. In certain instances, the Company provides management and investment advisory services for which it earns fees generally based upon the market value of assets under management and may include incentive fees based upon performance. At December 31, 2010, the Company's aggregate net investment in these investment vehicles totaled $19.7 million and is recorded in other assets on the consolidated statement of financial condition. The Company's remaining capital commitments to these entities was $2.6 million at December 31, 2010.

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the amount and nature of the members' equity investment in the entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance. For those entities that meet the deferral provisions defined by ASU 2010-10, the Company considers characteristics such as the ability to influence the decision making about the entity's activities and how the entity is financed. The Company has identified certain of the entities described above as VIEs. These VIEs had net assets approximating $1.0 billion at December 31, 2010. The Company's exposure to loss from these VIEs is $6.3 million, which is the carrying value of its capital contributions recorded in other assets on the consolidated statement of financial condition at December 31, 2010. The Company had no liabilities related to these VIEs at December 31, 2010.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. For those entities that meet the deferral provisions defined by ASU 2010-10, the determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. It was determined the Company is not the primary beneficiary of the VIEs and accordingly does not consolidate them.

The Company has not provided financial or other support to the VIEs that it was not previously contractually required to provide as of December 31, 2010.

Note 9 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations as of December 31 included:

(Dollars in thousands)	**2010**	**2009**
Receivable arising from unsettled securities transactions, net	**$ 65,923**	$ 35,324
Deposits paid for securities borrowed	**62,720**	166,399
Receivable from clearing organizations	**19,168**	21,388
Deposits with clearing organizations	**24,795**	18,010
Securities failed to deliver	**1,361**	13,102
Other	**14,831**	7,838
	$188,798	$262,061

Amounts payable to brokers, dealers and clearing organizations as of December 31 included:

(Dollars in thousands)	2010	2009
Deposits received for securities loaned	**$ —**	$25,988
Payable to clearing organizations	**2,320**	11,975
Securities failed to receive	**499**	22,118
Other	**15,700**	11,737
	$18,519	$71,818

Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Note 10 *Receivables from and Payables to Customers*

Amounts receivable from customers as of December 31 included:

(Dollars in thousands)	2010	2009
Cash accounts	**$17,379**	$52,997
Margin accounts	**25,576**	18,862
Total receivables	**$42,955**	$71,859

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers as of December 31 included:

(Dollars in thousands)	2010	2009
Cash accounts	**$18,843**	$35,644
Margin accounts	**32,971**	12,535
Total payables	**$51,814**	$48,179

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 11 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $351.7 million and $332.3 million at December 31, 2010 and 2009, respectively, of which $309.9 million and $144.5 million, respectively, had been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under financial instruments and other inventory positions sold, but not yet purchased.

At December 31, 2010, the Company's securities sold under agreements to repurchase ("Repurchase Liabilities") exceeded 10 percent of total assets. The following is a summary of Repurchase Liabilities and the fair market value of related collateral pledged as of December 31, 2010:

(Dollars in thousands)	Fair Market Value	Repurchase Liabilities	Interest Rates
Overnight maturities:			
Corporate securities:			
Fixed income securities	$ 4,012	$ 3,196	1.25%
Municipal securities:			
Taxable securities	117,232	94,584	1.25%
Tax-exempt securities	54,479	44,988	1.25%
Short-term securities	8,763	7,232	1.25%
On demand maturities:			
Corporate securities:			
Fixed income securities	9,071	8,581	0.65 — 0.95%
U.S. government agency securities	82,468	75,872	0.40 — 0.75%
U.S. government securities	5,455	5,427	0.30%
	$281,480	$239,880	

Note 12 *Other Assets*

Other assets include net deferred tax assets, prepaid expenses and proprietary investments. The Company's investments include direct equity investments in public companies, investments in private companies and partnerships, warrants of public or private companies, private company debt and investments to fund deferred compensation liabilities.

Other assets at December 31 included:

(Dollars in thousands)	2010	2009
Net deferred income tax assets	**$ 62,180**	$ 80,058
Investments at fair value	**12,478**	3,379
Investments at cost	**28,794**	33,687
Investments valued using equity method	**18,818**	14,825
Prepaid expenses	**8,897**	5,840
Other	**2,363**	1,846
Total other assets	**$133,530**	$139,635

Management regularly reviews the Company's investments in private company debt and has concluded that no valuation allowance is needed as it is probable that all contractual principal and interest will be collected.

At December 31, 2010, the estimated fair market value of investments carried at cost totaled $38.0 million. The estimated fair value of investments carried at cost was measured using valuation techniques involving market data for comparable companies (e.g., multiples of revenue and earnings before income tax, depreciation and amortization (EBITDA)). Valuation adjustments, based upon management's judgment, were made to account for differences between the measured security and comparable securities.

Note 13 *Goodwill and Intangible Assets*

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31:

(Dollars in thousands)	Capital Markets	Asset Management	Total
Goodwill			
Balance at December 31, 2008	**$120,298**	**$ 40,284**	**$160,582**
FAMCO earn-out payment	—	4,043	4,043
Balance at December 31, 2009	**120,298**	**44,327**	**164,625**
Goodwill recorded in purchase of ARI	—	152,282	152,282
FAMCO earn-out payment	—	5,687	5,687
Balance at December 31, 2010	**$120,298**	**$202,296**	**$322,594**
Intangible assets			
Balance at December 31, 2008	**$ —**	**$ 14,523**	**$ 14,523**
Amortization of intangible assets	—	(2,456)	(2,456)
Balance at December 31, 2009	**—**	**12,067**	**12,067**
Intangible assets acquired in purchase of ARI	—	55,059	55,059
Amortization of intangible assets	—	(7,546)	(7,546)
Balance at December 31, 2010	**$ —**	**$ 59,580**	**$ 59,580**

The Company tests goodwill and indefinite-life intangible assets for impairment on an annual basis and on an interim basis when certain events or circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segments. The Company has identified three reporting units: capital markets, FAMCO and ARI. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our three reporting units based on the following factors: our market capitalization, a discounted cash flow model using revenue and profit forecasts, public market comparables and multiples of recent mergers and acquisitions of similar businesses. The estimated fair values of our reporting units are compared with their carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The Company completed its annual goodwill impairment testing as of November 30, 2010 and 2009, and no impairment was identified. The Company also tested the indefinite-life intangible assets acquired as part of the ARI acquisition and concluded there was no impairment. In 2008, the Company recorded a non-cash goodwill impairment charge of $130.5 million. The charge related to the capital markets reporting unit and primarily pertained to goodwill created from the 1998 acquisition of Piper Jaffray by U.S. Bancorp, which was retained by the Company when the Company spun-off from U.S. Bancorp on December 31, 2003. The fair value of the capital markets reporting unit was calculated based on the following factors: market capitalization, a discounted cash flow model using revenue and profits forecasts and public company comparables. The impairment charge resulted from deteriorating economic and market conditions in 2008, which led to reduced valuations from these factors.

The addition of goodwill and intangible assets during the year ended December 31, 2010 primarily related to the acquisition of ARI, as discussed in Note 4. Management identified $55.1 million of intangible assets, consisting primarily of the customer relationships ($52.2 million), which are being amortized over a weighted average life of 10 years, and the ARI trade name ($2.9 million), which has an indefinite-life and will not be amortized. The addition of goodwill during 2010 and 2009 related to FAMCO was the result of FAMCO meeting certain performance conditions set forth in the 2007 purchase agreement with the Company. The purchase agreement included the potential for additional cash consideration to be paid in the form of three annual payments in 2008, 2009 and 2010 contingent upon revenue exceeding certain revenue run-rate thresholds. The Company expects 100 percent of goodwill acquired in 2009 and 2010 to be deductible for income tax purposes.

Intangible assets with determinable lives consist of asset management contractual relationships, non-compete agreements and certain trade names and trademarks that are amortized over their estimated useful lives ranging from three to ten years. The following table presents the aggregate intangible asset amortization expense for the years ended:

(Dollars in thousands)	
2011	$ 8,276
2012	7,668
2013	7,325
2014	6,938
Thereafter	26,513
Total	$56,720

Note 14 *Fixed Assets*

The following is a summary of fixed assets as of December 31:

(Dollars in thousands)	**2010**	**2009**
Furniture and equipment	**$ 37,732**	$ 36,142
Leasehold improvements	**21,536**	20,459
Software	**19,630**	18,763
Projects in process	**356**	795
Total	**79,254**	76,159
Less accumulated depreciation and amortization	**(57,777)**	(59,563)
	$ 21,477	$ 16,596

For the years ended December 31, 2010, 2009 and 2008, depreciation and amortization of furniture and equipment, leasehold improvements and software totaled $7.2 million, $7.2 million and $9.0 million, respectively, and are included in occupancy and equipment on the consolidated statements of operations.

Note 15 *Short-Term Financing*

The following is a summary of short-term financing and the weighted average interest rate on borrowings as of December 31:

	Outstanding Balance		Weighted Average Interest Rate	
(Dollars in thousands)	**2010**	**2009**	**2010**	**2009**
Bank lines (secured)	**$ 70,000**	$ 68,000	**1.31%**	1.35%
Commercial paper (secured)	**123,589**	22,079	**1.28%**	1.25%
Total short-term financing	**$193,589**	$ 90,079		

The Company has committed short-term bank line financing available on a secured basis and uncommitted short-term bank line financing available on both a secured and unsecured basis. The Company uses these credit facilities in the ordinary course of business to fund a portion of its daily operations and the amount borrowed under these credit facilities varies daily based on the Company's funding needs.

The Company's committed short-term bank line financing at December 31, 2010 consisted of a $250 million committed revolving credit facility with U.S. Bank, N.A., which was renewed in December 2010. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires the Company's U.S. broker dealer subsidiary to maintain a minimum net capital of $150 million, and the unpaid principal amount of all advances under this facility will be due on December 30, 2011. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis.

The Company's uncommitted secured lines at December 31, 2010 totaled $275 million with three banks and are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. The availability of the Company's uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. In addition, the Company has established arrangements to obtain financing by another broker dealer at the end of each business day related specifically to its convertible inventory.

In 2009, the Company initiated a secured commercial paper program to fund a portion of its securities inventory. The senior secured commercial paper notes ("Series A CP Notes") are secured by the Company's securities inventory with maturities on the Series A CP Notes ranging from 28 days to 270 days from date of issuance. The Series A CP Notes are interest bearing or sold at a discount to par with an interest rate based on the London Interbank Offered Rate ("LIBOR") plus an applicable margin.

Note 16 *Long-Term Financing*

On December 29, 2010, the Company entered into a bank syndicated credit agreement (the "Credit Agreement") with SunTrust Bank as the administrative agent ("Agent") and various lenders. The Credit Agreement creates a $50 million revolving credit facility that will terminate on December 29, 2013. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. As of December 31, 2010, the outstanding balance of the revolving credit facility was $25 million.

Pursuant to the Credit Agreement, the Company also received term loans in the aggregate amount of $100 million that mature on December 29, 2013. The term loans amortize in equal quarterly installments in an aggregate annual amount as set forth below:

(Dollars in thousands)	2010
Due in 2011	$ 10,000
Due in 2012	25,000
Due in 2013	65,000
	$100,000

The interest rate for borrowing under the Credit Agreement is, at the option of the Company, equal to LIBOR or a base rate plus an applicable margin, adjustable and payable quarterly. The base rate is defined as the highest of the Agent's prime lending rate, the Federal Funds Rate plus 0.50 percent or LIBOR plus 1 percent. The applicable margin varies from 1.50 percent to 3.00 percent and is based on the Company's leverage ratio. In addition, the aggregate debt issuance costs will be recognized as additional interest expense over the three-year life under the effective yield interest expense method. Based on our current leverage ratio and aggregate debt issuance costs, the Company expects the annual all in rate to be approximately 4.20 percent.

The Company's Credit Agreement is recorded at amortized cost. As of December 31, 2010, the carrying value of the Credit Agreement approximates fair value because the issuance date corresponded to the year-end measurement date.

The Credit Agreement includes customary events of default, including failure to pay principal when due or failure to pay interest within three business days of when due, failure to comply with the covenants in the Credit Agreement and related documents, failure to pay or another event of default under other material indebtedness in an amount exceeding $5 million, bankruptcy or insolvency of the Company or any of its subsidiaries, a change in control of the Company or a failure of Piper Jaffray to extend, renew or refinance its existing $250 million committed revolving secured credit facility on substantially the same terms as the existing committed facility. If there is any event of default under the Credit Agreement, the Agent may declare the entire principal and any accrued interest on the loans under the Credit Agreement to be due and payable and exercise other customary remedies.

The Credit Agreement includes covenants that, among other things, limit the Company's leverage ratio, require maintenance of certain levels of cash and regulatory net capital, require the Company's asset management segment to achieve minimum earnings before interest, taxes, depreciation and amortization, and impose certain limitations on the Company's ability to make acquisitions and make payments on its capital stock. With respect to the net capital covenant, the Company's U.S. broker dealer subsidiary is required to maintain minimum net capital of $160 million. At December 31, 2010, the Company was in compliance with all covenants.

Note 17 *Variable Rate Senior Notes*

On December 31, 2009, the Company issued unsecured variable rate senior notes ("Notes") in the amount of $120 million. The initial holders of the Notes were certain entities advised by PIMCO. Interest was based on an annual rate equal to LIBOR plus 4.10%, adjustable and payable quarterly. The proceeds from the Notes were used to fund a portion of the ARI acquisition discussed further in Note 4 to our consolidated financial statements. The unpaid principal and interest on the Notes were repaid on December 30, 2010, from the proceeds of the Credit Agreement discussed above in Note 16 to our consolidated financial statements.

Note 18 *Contingencies and Commitments*

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected.

The Company is a defendant in one potentially material legal proceeding as described below.

The U.S. Department of Justice ("DOJ"), Antitrust Division, the SEC and various state attorneys general are conducting broad investigations of numerous firms, including the Company, for possible antitrust and securities violations in connection with the bidding or sale of guaranteed investment contracts and derivatives to municipal issuers from the early 1990s to date. These investigations commenced in November 2006. In addition, several class action complaints have been brought on behalf of a purposed class of government entities that purchased municipal derivatives. The complaints allege antitrust violations and civil fraud and are pending in a U.S. District Court under the multi-district litigation rules. No loss contingency has been reflected in the Company's consolidated financial statements as this contingency is neither probable nor reasonably estimable at this time. An estimate of the loss, or range of loss that is reasonably possible, cannot be made at this time.

Litigation-related reserve activity for continuing operations included within other operating expenses resulted in expense of $2.1 million, $2.5 million, and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Operating Lease Commitments

The Company leases office space throughout the United States and in a limited number of foreign countries where the Company's international operations reside. Aggregate minimum lease commitments under operating leases as of December 31, 2010 are as follows:

(Dollars in thousands)	
2011	$17,057
2012	15,832
2013	15,486
2014	11,588
2015	8,400
Thereafter	26,408
	$94,771

Total minimum rentals to be received from 2011 through 2016 under noncancelable subleases were $11.3 million at December 31, 2010.

Rental expense, including operating costs and real estate taxes, charged to continuing operations was $17.7 million, $14.9 million and $16.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Fund Commitments

As of December 31, 2010, the Company had commitments to invest approximately $2.6 million in limited partnerships that make investments in private equity and venture capital funds. The commitments are estimated to be funded, if called, through the end of the respective investment periods ranging from 2011 to 2016.

Other Commitments

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated financial statements for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

Note 19 *Restructuring*

The Company incurred pre-tax restructuring-related expenses of $10.9 million for the year ended December 31, 2010, of which $9.3 million related to the restructuring of the Company's European operations and $1.6 million of severance to restructure the Company's U.S. operations as a means to better align its cost infrastructure with its revenues. The majority of such pre-tax restructuring-related expenses were recorded in the Company's Capital Markets segment.

During 2010, the Company made the decision to restructure its European operations to focus European resources on two areas: the distribution of U.S. and Asia securities to European institutional investors and merger and acquisition advisory services. As a result of the restructuring, the Company exited the origination and distribution of European securities.

The components of the charge to restructure of the Company's European operations is shown below:

(Dollars in thousands)	
Severance and employee-related	$7,193
Lease terminations and asset write-downs	896
Contract termination costs	1,237
Total	$9,326

The restructuring charges included the cost of severance, benefits, outplacement costs and acceleration of equity awards associated with the termination of employees. The severance amounts were determined based on a one-time severance benefit. Approximately 50 employees received a severance package.

Lease termination and asset write-downs represent costs associated with redundant office space and furniture and equipment disposed of as part of the restructuring plan. Payments related to the terminated lease contract continue through the original term of the lease, which runs through 2012. In addition, the Company incurred restructuring charges for contract termination costs related to the modification of technology contracts. All costs related to restructuring the Company's European operations are included within restructuring-related expenses on the consolidated statements of operations.

The Company incurred pre-tax restructuring-related expenses of $3.6 million and $17.9 million for the years ended December 31, 2009 and 2008, respectively. These expenses were incurred to restructure the Company's operations as a means to better align its cost infrastructure with its revenues. The Company determined restructuring charges and related accruals based on a specific formulated plan in place at the time of termination.

The components of these charges are shown below:

(Dollars in thousands)	2009	2008
Severance and employee-related	$ 2,787	$12,473
Lease terminations and asset write-downs	785	5,392
Total	$ 3,572	$17,865

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees. The severance amounts were determined based on the Company's severance pay program in place at the time of termination.

Lease terminations and asset write-downs represented costs associated with redundant office space and equipment disposed of as part of the restructuring plan. Payments related to terminated lease contracts continue through the original lease terms, which run for various periods, with the longest lease term running through 2016. The Company also incurred restructuring charges for contract termination costs related to the modification of technology contracts.

In 2006, the Company incurred pre-tax restructuring costs in connection with the sale of the Company's Private Client Services ("PCS") branch network. The costs were incurred upon implementation of a specific restructuring plan to reorganize the Company's support infrastructure as a result of the sale.

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the consolidated statements of financial condition.

(Dollars in thousands)	UK Restructuring	Other Restructuring	PCS Restructure
Balance at December 31, 2008	**$ —**	**$ 8,529**	**$ 9,928**
Provision charged to continuing operations	—	3,196	376
Recovery of provision charged to continuing operations	—	(599)	—
Cash outlays	—	(8,966)	(2,739)
Non-cash write-downs	—	(268)	—
Balance at December 31, 2009	**—**	**1,892**	**7,565**
Provision charged to continuing operations	9,326	2,354	—
Recovery of provision charged to continuing operations	—	—	(118)
Cash outlays	(4,467)	(1,670)	(2,695)
Non-cash write-downs	(856)	(165)	(17)
Balance at December 31, 2010	**$ 4,003**	**$ 2,411**	**$ 4,735**

Note 20 *Shareholders' Equity*

The certificate of incorporation of Piper Jaffray Companies provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.

Common Stock

The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Jaffray Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Piper Jaffray Companies board of directors out of funds legally available for that purpose. In the event that Piper Jaffray Companies is liquidated or dissolved, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Jaffray Companies preferred stock, if any, then outstanding. The holders of the common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Jaffray Companies common stock.

Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business and to repurchase outstanding common stock to the extent authorized by its board of directors. Additionally, as set forth in Note 25, there are dividend restrictions on Piper Jaffray.

During the year ended December 31, 2010, the Company issued 81,696 common shares out of treasury in fulfillment of $3.6 million in obligations under the Piper Jaffray Companies Retirement Plan ("Retirement Plan") and issued 438,742 common shares out of treasury as a result of vesting and exercise transactions under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). During the year ended December 31, 2009, the Company issued 134,700 common shares out of treasury in fulfillment of $3.8 million in obligations under the Retirement Plan and issued 330,791 common shares out of treasury as a result of vesting and exercise transactions under the Incentive Plan.

In the second quarter of 2008, the Company's board of directors authorized the repurchase of up to $100 million in common shares through June 30, 2010. During the six months ended June 30, 2010, the Company repurchased

893,050 shares of the Company's common stock at an average price of $33.57 per share for an aggregate purchase price of $30.0 million related to this authorization. This share repurchase authorization expired as of June 30, 2010.

In the third quarter of 2010, the Company's board of directors authorized the repurchase of up to $75 million in common shares through September 30, 2012. During the third and fourth quarters of 2010, the Company repurchased 624,537 shares of the Company's common stock at an average price of $28.23 per share for an aggregate purchase price of $17.6 million related to this authorization. The Company has $57.4 million remaining under this authorization.

Preferred Stock

The Piper Jaffray Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights associated with the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Piper Jaffray Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Jaffray Companies without further action by its shareholders.

Rights Agreement

Piper Jaffray Companies has adopted a rights agreement. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer for Piper Jaffray Companies stock.

Note 21 *Earnings Per Share*

The Company calculates earnings per share using the two-class method (see Note 2). Basic earnings per common share is computed by dividing net income/(loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Net income/(loss) applicable to common shareholders represents net income/(loss) reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities. All of the Company's unvested restricted shares are deemed to be participating securities as they are eligible to share in the profits (e.g., receive dividends) of the Company. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive stock options. The computation of earnings per share is as follows:

(Amounts in thousands, except per share data)	2010	2009	2008
Net income/(loss)	**$ 24,362**	$ 30,369	$(182,975)
Earnings allocated to participating securities	**(5,433)**(2)	(5,481)(2)	—
Net income applicable to common shareholders(1)	**$ 18,929**	$ 24,888	$(182,975)
Shares for basic and diluted calculations:			
Average shares used in basic computation	**15,348**	15,952	15,837
Stock options	**30**	55	27
Restricted stock	**—**(2)	—(2)	2,334
Average shares used in diluted computation	**15,378**	16,007	18,198(3)
Earnings per share:			
Basic	**$ 1.23**	$ 1.56	$ (11.55)
Diluted	**$ 1.23**	$ 1.55	$ (11.55)(3)

(1) *Net income/(loss) applicable to common shareholders for diluted and basic EPS may differ under the two-class method as a result of adding the effect of the assumed exercise of stock options to dilutive shares outstanding, which alters the ratio used to allocate earnings to common shareholders and participating securities for purposes of calculating diluted and basic EPS.*

(2) *Participating securities were included in the calculation of diluted EPS using the two-class method, as this computation was more dilutive than the calculation using the treasury-stock method.*

(3) *Earning per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.*

The anti-dilutive effects from stock options were immaterial for the periods ended December 31, 2010, 2009 and 2008.

Note 22 *Employee Benefit Plans*

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan (the "Retirement Plan"), a non-qualified retirement plan ("the Non-Qualified Plan"), which was terminated in 2010, a post-retirement medical plan, and health and welfare plans. During the years ended December 31, 2010, 2009 and 2008, the Company incurred employee benefits expenses from continuing operations of $12.6 million, $10.9 million and $11.8 million, respectively.

Retirement Plan

The Retirement Plan consists of a defined contribution retirement savings plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the

Company to a maximum of six percent of recognized compensation up to the social security taxable wage base. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, at the Company's discretion.

Non-Qualified Plan and Post-retirement Medical Plan

The Company accounts for its Non-Qualified Plan and post-retirement medical plan using the recognition and disclosure provisions required by FASB Accounting Standards Codification Topic 715, "Compensation — Retirement Benefits," ("ASC 715"). The Company recognizes the funded status of its plans in the consolidated statements of financial condition with a corresponding adjustment to accumulated other comprehensive income, net of tax. The net unrecognized actuarial losses and unrecognized prior service costs are amortized as a component of net periodic benefit cost. Further, actuarial gains and losses that arise and are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income. These amounts are amortized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income. Additionally, ASC 715 was clarified in 2008 to require the measurement date for plan assets and liabilities to coincide with the sponsor's year end. Prior to this amended provision, the Company used a September 30 measurement date for the Non-Qualified Plan and post-retirement medical plan.

Certain employees participated in the Non-Qualified Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan. Effective December 31, 2009, the Company resolved to terminate the Non-Qualified Plan through lump sum cash distributions to all participants. These lump-sum cash payments, totaling $10.4 million, were based on the December 31, 2009 actuarial valuation of the Non-Qualified Plan and were distributed on March 15, 2010. In 2010, the Company recognized settlement expense of $0.2 million in compensation and benefits expenses on the consolidated statement of operations related to the settlement of all Non-Qualified Plan liabilities.

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees' active service.

Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the Non-Qualified Plan and post-retirement medical plan as of December 31, 2010, 2009 and 2008 are as follows:

	Non-Qualified Plan Benefits			Post-Retirement Medical Plan Benefits		
(Dollars in thousands)	**2010**	2009	2008	**2010**	2009	2008
Change in benefit obligation:						
Benefit obligation, at January 1	**$ 10,078**	$ 11,642	$ 12,239	**$ 560**	$ 556	$ 523
Service cost	**—**	—	—	**81**	72	83
Interest cost	**145**	724	932	**31**	33	38
Plan participants' contributions	**—**	—	—	**199**	196	190
Net actuarial loss/(gain)	**208**	(1,500)	77	**30**	(109)	(66)
Settlement loss/(gain)	**—**	—	(133)	**—**	—	—
Benefits paid	**(10,431)**	(788)	(1,473)	**(234)**	(188)	(212)
Benefit obligation at December 31	**$ —**	$ 10,078	$ 11,642	**$ 667**	$ 560	$ 556
Change in plan assets:						
Fair value of plan assets at January 1	**$ —**	$ —	$ —	**$ —**	$ —	$ —
Employer contributions	**10,431**	788	1,473	**35**	(8)	22
Plan participants' contributions		—	—	**199**	196	190
Benefits paid	**(10,431)**	(788)	(1,473)	**(234)**	(188)	(212)
Fair value of plan assets at December 31	**$ —**	$ —	$ —	**$ —**	$ —	$ —
Amounts recognized in the consolidated statements of financial condition	**$ —**	$(10,078)	$(11,642)	**$ (667)**	$ (560)	$ (556)
Components of accumulated other comprehensive (income)/loss, net of tax:						
Net actuarial loss	**$ —**	$ 6	$ 949	**$ (33)**	$ (53)	$ 14
Prior service credits	**—**	—	—	**(5)**	(18)	(30)
Total at December 31	**$ —**	$ 6	$ 949	**$ (38)**	$ (71)	$ (16)

The components of the net periodic benefits costs for the years ended December 31, 2010, 2009 and 2008, are as follows:

	Non-Qualified Plan Benefits			Post-Retirement Medical Plan Benefits		
(Dollars in thousands)	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ —**	$ —	$ —	**$ 81**	$ 72	$ 66
Interest cost	**145**	724	745	**31**	33	31
Expected return on plan assets	**—**	—	—	**—**	—	—
Amortization of prior service credit	**—**	—	—	**(20)**	(20)	(20)
Amortization of net loss/(gain)	**—**	39	65	**(2)**	—	3
Net periodic benefit cost	**$145**	$763	$810	**$ 90**	$ 85	$ 80
Settlement loss/(gain)	**218**	—	178	**—**	—	—
Total expense for the year	**$363**	$763	$988	**$ 90**	$ 85	$ 80

The post-retirement medical plan expects to recognize a credit of $8,000 in 2011 for the amortization of prior service credits.

The assumptions used in the measurement of the Company's benefit obligations are as follows:

	Non-Qualified Plan Benefits			Post-Retirement Medical Plan Benefits		
	2010	2009	2008	**2010**	2009	2008
Discount rate used to determine year-end obligation	**N/A**	6.00%	6.50%	**5.50%**	6.00%	6.50%
Discount rate used to determine fiscal year expense	**N/A**	6.50%	6.50%	**6.00%**	6.50%	6.50%
Expected long-term rate of return on participant balances	**N/A**	N/A	6.50%	**N/A**	N/A	N/A
Rate of compensation increase	**N/A**	N/A	N/A	**N/A**	N/A	N/A

	2010	2009	2008
Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	**8.5%/8.5%**	9.0%/9.0%	7.0%/8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	**5.0%/5.0%**	5.0%/5.0%	5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	**2018/2018**	2018/2018	2012/2013

A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the Company's post-retirement benefit obligations or net periodic post-retirement benefit cost. The post-retirement medical plan does not have assets and is not funded. Post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

(Dollars in thousands)	Post-Retirement Benefits
2011	$ 73
2012	63
2013	56
2014	57
2015	66
2016 to 2020	509
	$824

Health and Welfare Plans

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Note 23 *Stock-Based Compensation*

The Company maintains two stock-based compensation plans, the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan") and the 2010 Employment Inducement Award Plan (the "Inducement Plan"). The Company's equity awards are recognized in the consolidated statements of operations at grant date fair value over the service period of the award, net of estimated forfeitures.

The following table provides a summary of the Company's outstanding equity awards as of December 31, 2010:

Incentive Plan	
Restricted Stock	
Annual grants	2,337,941
Sign-on grants	632,918
Retention grants	216,902
Performance grants	307,820
	3,495,581
Inducement Plan	
Restricted Stock	145,757
Total restricted stock related to compensation	3,641,338
ARI deal consideration*(1)*	881,846
Total restricted stock outstanding	4,523,184
Incentive Plan	
Stock options outstanding	515,492

(1) The Company issued restricted stock as part of deal consideration for ARI. See Note 4 for further discussion.

Incentive Plan

The Incentive Plan permits the grant of equity awards, including restricted stock and non-qualified stock options, to the Company's employees and directors for up to 7.0 million shares of common stock. The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Company (as defined in the plan), in the event of a participant's death, and at the discretion of the compensation committee of the Company's board of directors.

Restricted Stock Awards

Restricted stock grants are valued at the market price of the Company's common stock on the date of grant and are amortized over the related requisite service period. The Company grants shares of restricted stock to current employees as part of year-end compensation ("Annual Grants") and as a retention tool; and to new employees as "sign-on" awards. The Company has granted restricted stock awards with service conditions to key employees ("Retention Grants"). Additionally, the Company granted restricted stock with performance conditions to certain executive leaders ("Performance Grants").

The Company's Annual Grants are made each year in February and have three-year cliff vesting periods. The Annual Grants provide for continued vesting after termination of employment, so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreements entered into upon termination. The vesting period refers to the period in which post-termination restrictions apply. The Company determined the service inception date precedes the grant date for the Annual Grants, and that the post-termination restrictions do not meet the criteria for an in-substance service condition, as defined by ASC 718. Accordingly, restricted stock granted as part of the Annual Grants is expensed in the one-year period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date. For example, the Company recognized compensation expense during fiscal 2009 for our February 2010 Annual Grants. If an equity award related to the Annual Grants is forfeited as a result of violating the post-termination restrictions, the lower of the fair value of the award at grant date or the fair value of the award at the date of forfeiture is recorded within the consolidated statement of operations as other income. The Company recorded $5.3 million, $3.6 million and $6.1 million of forfeitures through other income for the years ended December 31, 2010, 2009 and 2008, respectively.

Sign-on grants are issued to current employees as a retention tool and used as a recruiting tool for new employees. The majority of sign-on awards have three-year cliff vesting terms and employees must fulfill service requirements in exchange for right to the awards. Compensation expense is amortized on a straight-line basis from the date of grant over the requisite service period. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

Retention Grants are subject to ratable vesting based upon a five-year service requirement and are amortized as compensation expense on a straight-line basis from the grant date over the requisite service period. Employees forfeit unvested retention shares upon termination of employment and a reversal of compensation expense is recorded.

Performance-based restricted stock awards granted in 2008 and 2009 cliff vest upon meeting a specific performance-based metric prior to May 2013. Performance Grants are amortized on a straight-line basis over the period the Company expects the performance target to be met. The performance condition must be met for the awards to vest and total compensation cost will be recognized only if the performance condition is satisfied. The probability that the performance conditions will be achieved and that the awards will vest is reevaluated each reporting period with changes in actual or estimated outcomes accounted for using a cumulative effect adjustment to compensation expense. In 2010, the Company deemed it improbable that the performance condition related to the performance-based restricted stock grants would be met. As a result, the Company recorded a $5.0 million cumulative effect compensation expense reversal in 2010.

Annually, the Company grants stock to its non-employee directors. The stock-based compensation paid to non-employee directors is fully expensed on the grant date and included within outside services expense in the consolidated statements of operations.

Stock Options

The Company previously granted options to purchase Piper Jaffray Companies common stock to employees and non-employee directors in fiscal years 2004 through 2008. Employee and director options were expensed by the Company on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. As described above pertaining to the Company's Annual Grants of restricted shares, stock options granted to employees were expensed in the calendar year preceding the annual February grant date. For example, the Company recognized compensation expense during fiscal 2007 for our annual February 2008 option grant. The maximum term of the stock options granted to employees and directors is ten years.

The Company did not grant stock options during 2009 or 2010.

Inducement Plan

In 2010, the Company established the Inducement Plan in conjunction with the acquisition of ARI. The Company granted $7.0 million (158,801 shares) in restricted shares under the Inducement Plan to ARI employees upon closing of the transaction. These shares vest ratably over five years in equal installments beginning on March 1, 2011, and ending on March 1, 2015. Inducement Plan awards are amortized as compensation expense on a straight-line basis over the vesting period. Employees forfeit unvested Inducement Plan shares upon termination of employment and a reversal of compensation expense is recorded.

The Company recorded total compensation expense of $35.4 million, $44.3 million and $26.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, related to employee restricted stock awards. The year ended December 31, 2010 included the $5.0 million cumulative effect adjustment discussed above related to the Performance Grants. The tax benefit related to stock-based compensation costs totaled $13.9 million, $17.5 million and $10.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table summarizes the changes in the Company's unvested restricted stock (including the restricted stock issued as part of the deal consideration for ARI) under the Incentive Plan and Inducement Plan for the years ended December 31, 2010, 2009 and 2008:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
December 31, 2007	1,827,969	$ 51.93
Granted	2,151,449	40.23
Vested	(585,419)	37.46
Canceled	(216,054)	49.03
December 31, 2008	3,177,945	$ 46.87
Granted	908,188	26.58
Vested	(477,602)	47.94
Canceled	(95,782)	43.29
December 31, 2009	3,512,749	$ 40.46
Granted	1,958,608	43.09
Vested	(682,988)	63.18
Canceled	(265,185)	39.07
December 31, 2010	4,523,184	$ 39.84

The fair value of restricted stock vested during the years ended December 31, 2010, 2009 and 2008 were $43.2 million, $22.9 million and $21.9 million, respectively.

As of December 31, 2010, there was $18.9 million of total unrecognized compensation cost related to restricted stock expected to be recognized over a weighted average period of 2.59 years.

The following table summarizes the changes in the Company's outstanding stock options for the years ended December 31, 2010, 2009 and 2008:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
December 31, 2007	470,715	$ 44.99	7.1	$1,988,641
Granted	128,887	41.09		
Exercised	(899)	39.62		
Canceled	(27,636)	42.04		
December 31, 2008	571,067	$ 44.27	6.7	$ 322,749
Granted	—	—		
Exercised	(30,213)	39.92		
Canceled	(2,050)	41.19		
December 31, 2009	538,804	$ 44.50	5.7	$4,237,480
Granted	—	—		
Exercised	(2,456)	40.06		
Canceled	(20,856)	41.89		
December 31, 2010	515,492	$ 44.64	4.9	$ 166,406
Options exercisable at December 31, 2008	377,999	$ 42.66	5.8	$ 322,749
Options exercisable at December 31, 2009	390,854	$ 43.35	4.8	$3,126,838
Options exercisable at December 31, 2010	386,605	$ 45.82	4.1	$ 166,406

Additional information regarding Piper Jaffray Companies options outstanding as of December 31, 2010 is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$28.01	22,852	4.3	$ 28.01	22,852	$ 28.01
$33.40	4,001	4.6	$ 33.40	4,001	$ 33.40
$39.62	159,613	4.2	$ 39.62	159,613	$ 39.62
$41.09	128,887	7.1	$ 41.09	—	$ 41.09
$47.30 — $51.05	152,726	3.5	$ 47.59	152,726	$ 47.59
$70.13 — $70.65	47,413	5.9	$ 70.26	47,413	$ 70.26

As of December 31, 2010, there was no unrecognized compensation cost related to stock options expected to be recognized over future years.

Cash received from option exercises for the years ended December 31, 2010, 2009 and 2008 were $0.1 million, $1.2 million and $0.04 million, respectively. The fair value of options exercised during the years ended December 31, 2010 and 2008 were immaterial, respectively. The fair value of options exercised during the year ended December 31, 2009 was $0.5 million. The tax benefit realized for the tax deductions from option exercises was immaterial for the years ended December, 31, 2010 and 2008, respectively. The tax benefit realized for tax deductions totaled $0.5 million for the year ended December 31, 2009.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.5 million shares from employee equity awards vesting in 2011, related to the payment of individual income tax on restricted stock vesting. For accounting purposes, withholding shares to cover employees' tax obligations is deemed to be a repurchase of shares by the Company.

Note 24 *Segment Reporting*

On March 1, 2010, the Company completed the purchase of ARI, which expanded the Company's asset management business and resulted in a change to its reportable business segments. In connection with this change, the Company has reclassified prior period segment results to conform to the current period presentation.

Basis for Presentation

The Company structures its segments primarily based upon the nature of the financial products and services provided to customers and the Company's management organization. It evaluates performance and allocates resources based on segment pre-tax operating income or loss and segment pre-tax operating margin. Revenues and expenses directly associated with each respective segment are included in determining their operating results. Other revenues and expenses that are not directly attributable to a particular segment are allocated based upon the Company's allocation methodologies, including each segment's respective net revenues, use of shared resources, headcount or other relevant measures. The financial management of assets is performed on an enterprise-wide basis. As such, assets are not assigned to the business segments.

Reportable segment financial results are as follows:

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008
Capital Markets			
Investment banking			
Financing			
Equities	**$ 113,711**	$ 81,668	$ 40,845
Debt	**65,958**	79,104	63,125
Advisory services	**90,396**	49,518	68,523
Total investment banking	**270,065**	210,290	172,493
Institutional sales and trading			
Equities	**106,206**	120,488	129,867
Fixed income	**79,833**	117,176	6,295
Total institutional sales and trading	**186,039**	237,664	136,162
Other income/(loss)	**6,763**	5,922	2,146
Net revenues	**462,867**	453,876	310,801
Operating expenses(1)	**421,275**	394,566	533,334
Segment pre-tax operating income/(loss)	**$ 41,592**	$ 59,310	$(222,533)
Segment pre-tax operating margin	**9.0%**	13.1%	N/M
Asset Management			
Management and performance fees			
Management fees	**$ 58,080**	$ 13,891	$ 16,969
Performance fees	**8,747**	790	—
Total management and performance fees	**66,827**	14,681	16,969
Other income/(loss)	**380**	233	(1,373)
Net revenues	**67,207**	14,914	15,596
Operating expenses(1)	**51,083**	17,672	16,670
Segment pre-tax operating income/(loss)	**$ 16,124**	$ (2,758)	$ (1,074)
Segment pre-tax operating margin	**24.0%**	N/M	N/M
Total			
Net revenues	**$ 530,074**	$ 468,790	$ 326,397
Operating expenses(1)	**472,358**	412,238	550,004
Total segment pre-tax operating income/(loss)	**$ 57,716**	$ 56,552	$(223,607)
Pre-tax operating margin	**10.9%**	12.1%	N/M

N/M — Not meaningful

(1) Operating expenses include intangible asset amortization as set forth in the table below:

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008
Capital Markets	**$ —**	$ —	$ —
Asset Management	**7,546**	2,456	2,621
Total amortization	**$7,546**	$2,456	$2,621

Geographic Areas

The Company operates in both U.S. and non-U.S. markets. The Company's non-U.S. business activities are conducted through European and Asian locations. Net revenues disclosed in the following table reflect the regional view, with underwriting revenues allocated to geographic locations based upon the location of the issuing client, advisory revenues allocated based upon the location of the investment banking team and net institutional sales and trading revenues allocated based upon the location of the client.

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008
Net revenues:			
United States	**$466,159**	$427,759	$284,113
Asia	**42,330**	21,416	16,750
Europe	**21,585**	19,615	25,534
Consolidated	**$530,074**	$468,790	$326,397

Long-lived assets are allocated to geographic locations based upon the location of the asset. The following table presents long-lived assets by geographic region:

(Dollars in thousands)	December 31, 2010	2009
Long-lived assets:		
United States	**$451,892**	$260,439
Asia	**13,391**	11,943
Europe	**547**	965
Consolidated	**$465,830**	$273,347

Note 25 *Net Capital Requirements and Other Regulatory Matters*

Piper Jaffray is registered as a securities broker dealer with the SEC and is a member of various self regulatory organizations ("SROs") and securities exchanges. The Financial Industry Regulatory Authority ("FINRA") serves as Piper Jaffray's primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2010, net capital calculated under the SEC rule was $189.5 million, and exceeded the minimum net capital required under the SEC rule by $188.3 million.

The Company's short-term committed credit facility of $250 million includes a covenant requiring Piper Jaffray to maintain minimum net capital of $150 million. In addition, the Company's three-year bank syndicated credit facility includes a similar covenant, requiring minimum net capital of $160 million.

Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the U.K. Financial Services Authority ("FSA"). As of December 31, 2010, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.

Piper Jaffray Asia Holdings Limited operates three entities licensed by the Hong Kong Securities and Futures Commission, which are subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rules promulgated under the Securities and Futures Ordinance. As of December 31, 2010, Piper Jaffray Asia regulated entities were in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Ordinance.

Note 26 *Income Taxes*

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The components of income tax expense/(benefit) from continuing operations are as follows:

(Dollars in thousands)	Year Ended December 31,		
	2010	**2009**	**2008**
Current:			
Federal	**$ 11,474**	$ 19,420	$(33,467)
State	**3,860**	2,636	—
Foreign	**142**	308	—
	15,476	22,364	(33,467)
Deferred:			
Federal	**15,973**	2,825	(374)
State	**1,469**	1,810	(4,152)
Foreign	**436**	(816)	(2,140)
	17,878	3,819	(6,666)
Total income tax expense/(benefit)	**$ 33,354**	$ 26,183	$(40,133)

A reconciliation of the statutory federal income tax rates to the Company's effective tax rates for the fiscal years ended December 31, is as follows:

(Dollars in thousands)	**2010**	**2009**	**2008**
Federal income tax expense/(benefit) at statutory rates	**$ 20,201**	$ 19,793	$(78,262)
Increase/(reduction) in taxes resulting from:			
State income taxes, net of federal tax benefit	**3,136**	3,091	(2,699)
Net tax-exempt interest income	**(2,065)**	(2,914)	(7,958)
Foreign jurisdictions tax rate differential	**1,118**	1,294	2,661
Change in valuation allowance	**3,373**	2,370	2,630
Goodwill impairment	**—**	—	42,580
Restricted stock DTA write-off	**5,799**	1,279	—
Other, net	**1,792**	1,270	915
Total income tax expense/(benefit)	**$ 33,354**	$ 26,183	$(40,133)

Income taxes from discontinued operations were $0.3 million expense for the year ended December 31, 2008.

In accordance with ASC 740, U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2010, undistributed earnings permanently reinvested in the Company's foreign subsidiaries were not material.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statements of financial condition consisted of the following items at December 31:

(Dollars in thousands)	**2010**	**2009**
Deferred tax assets:		
Deferred compensation	**$55,041**	$65,150
Liabilities/accruals not currently deductible	**3,206**	4,502
Pension and retirement costs	**259**	4,138
Net operating losses	**10,876**	6,129
Other	**5,379**	8,021
Total deferred tax assets	**74,761**	87,940
Valuation allowance	**(8,373)**	(5,000)
Deferred tax assets after valuation allowance	**66,388**	82,940
Deferred tax liabilities:		
Goodwill amortization	**2,725**	1,014
Firm investments	**655**	676
Fixed assets	**125**	496
Other	**703**	696
Total deferred tax liabilities	**4,208**	2,882
Net deferred tax assets	**$62,180**	$80,058

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its U.S. and Asia deferred tax assets. The Company has recorded a deferred tax asset valuation allowance of $8.4 million as of December 31, 2010 related to its U.K. subsidiary net operating loss carry forwards.

The Company accounts for unrecognized tax benefits in accordance with the provisions of ASC 740, which requires tax reserves to be recorded for uncertain tax positions on the consolidated statement of financial condition. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	
Balance at January 1, 2008	**$10,500**
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(300)
Settlements	—
Balance at December 31, 2008	**10,200**
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(100)
Settlements	(500)
Balance at December 31, 2009	**9,600**
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(30)
Settlements	(60)
Balance at December 31, 2010	**$ 9,510**

Approximately $6.2 million of the Company's unrecognized tax benefits would impact the annual effective tax rate if recognized. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $0.7 million, $0.6 million and $0.8 million, respectively, in interest and penalties. The Company had approximately $2.3 million and $1.6 million for the payment of interest and penalties accrued at December 31, 2010 and 2009, respectively. The Company or one of its subsidiaries files income tax returns with the various states and foreign jurisdictions in which the Company operates. The Company is not subject to U.S. federal tax authorities for years before 2007 and is not subject to state and local or non-U.S. tax authorities for taxable years before 2004. The Company does not currently anticipate a change in the Company's unrecognized tax benefits balance within the next twelve months for the expiration of various statutes of limitation or for resolution of U.S. federal and state examinations.

Note 27 *Piper Jaffray Companies (Parent Company only)*

Condensed Statements of Financial Condition

(Amounts in thousands)	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents	**$ 7,513**	$ 563
Investment in and advances to subsidiaries	**962,694**	938,874
Goodwill	**9,247**	9,247
Other assets	**3,362**	65
Total assets	**$982,816**	$948,749
Liabilities and Shareholders' Equity		
Long-term financing	**$125,000**	$ —
Variable rate senior notes	**—**	120,000
Accrued compensation	**31,771**	33,379
Other liabilities	**12,733**	16,754
Total liabilities	**169,504**	170,133
Shareholders' equity	**813,312**	778,616
Total liabilities and shareholders' equity	**$982,816**	$948,749

Condensed Statements of Operations

(Amounts in thousands)	Year Ended December 31, 2010	2009	2008
Revenues:			
Dividends from subsidiaries	**$ 201,000**	$ —	$ 8,500
Interest	**194**	4	22
Unrealized loss on investments	**—**	(57)	(897)
Total revenues	**201,194**	(53)	7,625
Interest expense	**5,451**	—	—
Net revenues	**195,743**	(53)	7,625
Expenses:			
Total expenses	**4,710**	5,336	13,667
Income/(loss) before income tax expense/(benefit) and equity in undistributed income of subsidiaries	**191,033**	(5,389)	(6,042)
Income tax expense/(benefit)	**112,404**	(2,101)	(2,098)
Income/(loss) of parent company	**78,629**	(3,288)	(3,944)
Equity in undistributed/(distributed in excess of) income of subsidiaries	**(54,267)**	33,657	(179,031)
Net income/(loss)	**$ 24,362**	$ 30,369	$(182,975)

Condensed Statements of Cash Flows

(Amounts in thousands)	Year Ended December 31,		
	2010	**2009**	**2008**
Operating Activities:			
Net income/(loss)	**$ 24,362**	$ 30,369	$(182,975)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Stock-based compensation	**300**	318	263
Goodwill impairment	**—**	—	9,983
Equity distributed in excess of/(undistributed) income of subsidiaries	**54,267**	(33,657)	179,031
Net cash provided by/(used in) operating activities	**78,929**	(2,970)	6,302
Financing Activities:			
Increase in long-term debt	**125,000**	—	—
Issuance/(repayment) of variable rate senior notes	**(120,000)**	120,000	—
Advances from/(to) subsidiaries	**(29,369)**	(93,119)	9,018
Repurchases of common stock	**(47,610)**	(23,908)	(14,990)
Net cash provided by/(used in) financing activities	**(71,979)**	2,973	(5,972)
Net increase in cash and cash equivalents	**6,950**	3	330
Cash and cash equivalents at beginning of year	**563**	560	230
Cash and cash equivalents at end of year	**$ 7,513**	$ 563	$ 560
Supplemental disclosures of cash flow information			
Cash received/(paid) during the year for:			
Interest	**$ (5,257)**	$ 4	$ 22
Income taxes	**$(112,404)**	$ 2,101	$ 2,537

Supplemental Information

Quarterly Information (unaudited)

(Amounts in thousands, except per share data)	2010 Fiscal Quarter First	Second	Third	Fourth
Total revenues	$118,373	$137,510	$124,616	$184,562
Interest expense	8,787	9,857	8,153	8,190
Net revenues	109,586	127,653	116,463	176,372
Non-interest expenses	100,431	115,817	102,885	153,225
Income before income tax expense	9,155	11,836	13,578	23,147
Income tax expense	8,645	4,458	6,524	13,727
Net income	$ 510	$ 7,378	$ 7,054	$ 9,420
Net income applicable to common shareholders	$ 409	$ 5,712	$ 5,415	$ 7,198
Earnings per common share				
Earnings per basic common share	$ 0.03	$ 0.36	$ 0.36	$ 0.49
Earnings per diluted common share	$ 0.03	$ 0.36	$ 0.36	$ 0.49
Weighted average number of common shares				
Basic	15,837	15,901	15,035	14,635
Diluted	15,924	15,925	15,038	14,639

(Amounts in thousands, except per share data)	2009 Fiscal Quarter First	Second	Third	Fourth
Total revenues	$ 86,396	$134,853	$126,453	$139,179
Interest expense	2,514	2,563	6,784	6,230
Net revenues	83,882	132,290	119,669	132,949
Non-interest expenses	80,338	113,872	104,087	113,941
Income before income tax expense	3,544	18,418	15,582	19,008
Income tax expense	6,269	6,842	6,316	6,756
Net income/(loss)	$ (2,725)	$ 11,576	$ 9,266	$ 12,252
Net income applicable to common shareholders	N/A	$ 9,475	$ 7,576	$ 10,009
Earnings per common share				
Earnings/(loss) per basic common share	$ (0.17)	$ 0.59	$ 0.47	$ 0.63
Earnings/(loss) per diluted common share*(1)*	$ (0.17)	$ 0.59	$ 0.47	$ 0.63
Weighted average number of common shares				
Basic	15,868	16,104	16,031	15,803
Diluted	15,868	16,117	16,131	15,908

N/A — Not applicable as no allocation of income was made due to loss position

(1) Earnings per diluted common shares is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

ITEM 9A. *CONTROLS AND PROCEDURES.*

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (b) accumulated and communicated to our management, including our principal executive officer and principal financial officer to allow timely decisions regarding disclosure. During the fourth quarter of our fiscal year ended December 31, 2010, there was no change in our system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the attestation report of our independent registered public accounting firm on management's assessment of internal control over financial reporting are included in Part II, Item 8 entitled "Financial Statements and Supplementary Data" and are incorporated here in by reference.

ITEM 9B. *OTHER INFORMATION.*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information regarding our executive officers included in Part I of this Form 10-K under the caption "Executive Officers" is incorporated herein by reference. The information in the definitive proxy statement for our 2011 annual meeting of shareholders to be held on May 4, 2011, under the captions "Item I — Election of Directors," "Information Regarding the Board of Directors and Corporate Governance — Committees of the Board-Audit Committee," "Information Regarding the Board of Directors and Corporate Governance — Codes of Ethics and Business Conduct" and "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information in the definitive proxy statement for our 2011 annual meeting of shareholders to be held on May 4, 2011, under the captions "Executive Compensation," "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation," "Information Regarding the Board of Directors and Corporate Governance — Compensation Program for Non-Employee Directors" and "Information Regarding the Board of Directors and Corporate Governance - Non-Employee Director Compensation for 2010" is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.*

The information in the definitive proxy statement for our 2011 annual meeting of shareholders to be held on May 4, 2011, under the captions "Security Ownership-Beneficial Ownership of Directors, Nominees and Executive

Officers," "Security Ownership-Beneficial Owners of More than Five Percent of Our Common Stock" and "Outstanding Equity Awards" are incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information in the definitive proxy statement for our 2011 annual meeting of shareholders to be held on May 4, 2011, under the captions "Information Regarding the Board of Directors and Corporate Governance-Director Independence," "Certain Relationships and Related Transactions-Transactions with Related Persons" and "Certain Relationships and Related Transactions-Review and Approval of Transactions with Related Persons" is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

The information in the definitive proxy statement for our 2011 annual meeting of shareholders to be held on May 4, 2011, under the captions "Audit Committee Report and Payment of Fees to Our Independent Auditor-Auditor Fees" and "Audit Committee Report and Payment of Fees to Our Independent Auditor-Auditor Services Pre-Approval Policy" is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(a)(1) FINANCIAL STATEMENTS OF THE COMPANY.

The Consolidated Financial Statements are incorporated herein by reference and included in Part II, Item 8 to this Form 10-K.

(a)(2) FINANCIAL STATEMENT SCHEDULES.

All financial statement schedules for the Company have been included in the consolidated financial statements or the related footnotes, or are either inapplicable or not required.

(a)(3) EXHIBITS.

Exhibit Number	Description	Method of Filing
2.1	Separation and Distribution Agreement, dated as of December 23, 2003, between U.S. Bancorp and Piper Jaffray Companies #	(1)
2.2	Asset Purchase Agreement dated April 10, 2006, among Piper Jaffray Companies, Piper Jaffray & Co. and UBS Financial Services Inc. #	(2)
2.3	Agreement of Purchase and Sale dated April 12, 2007 among Piper Jaffray Companies, Piper Jaffray Newco Inc., WG CAR, LLC, Charles D. Walbrandt, Joseph E. Gallagher, Jr., Wiley D. Angell, James J. Cunnane, Jr. and Mohammed Riad #	(3)
2.4	Amendment to Agreement of Purchase and Sale dated September 14, 2007 among Piper Jaffray Companies, Piper Jaffray Investment Management Inc. (formerly known as Piper Jaffray Newco Inc.), WG CAR, LLC, Charles D. Walbrandt, Joseph E. Gallagher, Jr., Wiley D. Angell, James J. Cunnane, Jr. and Mohammed Riad	(4)
2.5	Equity Purchase Agreement, dated July 3, 2007, among Piper Jaffray Companies, all owners of the equity interests in Goldbond Capital Holdings Limited ("Sellers"), Ko Po Ming, and certain individuals and entities who are owners of certain Sellers #	(5)
2.6	Securities Purchase Agreement dated December 20, 2009 among Piper Jaffray Companies, Piper Jaffray Newco Inc., Advisory Research Holdings, Inc., each of the persons listed on the signature page thereto and Brien M. O'Brien and TA Associates, Inc. #	(6)
3.1	Amended and Restated Certificate of Incorporation	(7)

Exhibit Number	Description	Method of Filing
3.2	Amended and Restated Bylaws	(7)
4.1	Form of Specimen Certificate for Piper Jaffray Companies Common Stock	(8)
4.2	Rights Agreement, dated as of December 31, 2003, between Piper Jaffray Companies and Mellon Investor Services LLC, as Rights Agent #	(1)
4.3	Indenture dated as of December 28, 2009, between Piper Jaffray & Co. and the Bank of New York Mellon #	(9)
10.1	Sublease Agreement, dated as of September 18, 2003, between U.S. Bancorp and U.S. Bancorp Piper Jaffray Inc. #	(10)
10.2	First Amendment to Sublease Agreement, by and among U.S. Bancorp and Piper Jaffray & Co. dated March 26, 2010.	(11)
10.3	U.S. Bancorp Piper Jaffray Inc. Second Century 2000 Deferred Compensation Plan*	(1)
10.4	U.S. Bancorp Piper Jaffray Inc. Second Century Growth Deferred Compensation Plan (As Amended and Restated Effective September 30, 1998)*	(1)
10.5	Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(12)
10.6	Form of Restricted Stock Agreement for Leadership Team Performance Grants in 2008 under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(13)
10.7	Form of Restricted Stock Agreement for Employee Grants in 2009 (related to 2008 performance) under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(14)
10.8	Form of Restricted Stock Agreement for Employee Grants in 2010 (related to 2009 performance) under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(14)
10.9	Form of Restricted Stock Agreement for Employee Grants in 2011 (related to 2010 performance) under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	Filed herewith
10.10	Form of Stock Option Agreement for Employee Grants in 2004 and 2005 (related to 2003 and 2004 performance, respectively) under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(15)
10.11	Form of Stock Option Agreement for Employee Grants in 2006 (related to 2005 performance) under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(16)
10.12	Form of Stock Option Agreement for Employee Grants in 2007 and 2008 (related to 2006 and 2007 performance, respectively) under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(17)
10.13	Form of Stock Option Agreement for Non-Employee Director Grants under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan*	(15)
10.14	Piper Jaffray Companies Deferred Compensation Plan for Non-Employee Directors*	Filed herewith
10.15	Summary of Non-Employee Director Compensation Program*	Filed herewith
10.16	Summary of Annual Incentive Program for Certain Executive Officers*	(18)
10.17	Employment Agreement by and among Piper Jaffray Asia Holdings Limited, Piper Jaffray Companies and Ko, Po Ming*	(13)
10.18	Form of Notice Period Agreement*	(17)
10.19	Loan Agreement (Broker-Dealer VRDN), dated September 30, 3008, between Piper Jaffray & Co. and U.S. Bank National Association #	(19)
10.20	First Amendment to Loan Agreement (Broker-Dealer VRDN), dated November 3, 2008 between Piper Jaffray & Co. and U.S. Bank National Association #	(14)

Exhibit Number	Description	Method of Filing
10.21	Second Amendment to Loan Agreement (Broker-Dealer VRDN), dated September 25, 2009 between Piper Jaffray & Co. and U.S. Bank National Association #	(14)
10.22	Third Amendment to Loan Agreement (Broker-Dealer VRDN), dated September 30, 2010 between Piper Jaffray & Co. and U.S. Bank National Association	(20)
10.23	Fourth Amendment to Loan Agreement (Broker-Dealer VRDN), dated December 31, 2010 between Piper Jaffray & Co. and U.S. Bank National Association	Filed herewith
10.24	Credit Agreement, dated December 29, 2010, by and among the Company, SunTrustBank, as administrative agent, and the lenders party thereto	(21)
10.25	Letter Agreement between Piper Jaffray Companies and Brien M. O'Brien*	(11)
10.26	Restricted Stock Agreement with Brien O'Brien*	(11)
10.27	Compromise Agreement with David Wilson	Filed herewith
10.28	Amendment to Forms of Restricted Stock and Stock Option Agreement	Filed herewith
21.1	Subsidiaries of Piper Jaffray Companies	Filed herewith
23.1	Consent of Ernst & Young LLP	Filed herewith
24.1	Power of Attorney	Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chairman and Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Vice Chairman and Chief Financial Officer	Filed herewith
32.1	Section 1350 Certifications	Filed herewith

* Denotes management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

The Company hereby agrees to furnish supplementally to the Commission upon request any omitted exhibit or schedule.

(1) Filed as an exhibit to the Company's Form 10-K for the fiscal year end December 31, 2003, filed with the Commission on March 8, 2004, and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on April 11, 2006, and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on April 13, 2007, and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on September 14, 2007, and incorporated herein by reference.

(5) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on July 3, 2007, and incorporated herein by reference.

(6) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on December 21, 2009, and incorporated herein by reference.

(7) File as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2007, filed with the Commission on August 8, 2007, and incorporated herein by reference.

(8) Filed as an exhibit to the Company's Form 10, filed with the Commission on June 25, 2003, and incorporated herein by reference.

(9) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on December 30, 2009, and incorporated herein by reference.

(10) Filed as an exhibit to the Company's Amendment No. 2 to Form 10, filed with the Commission on October 23, 2003, and incorporated herein by reference.

(11) Filed as an exhibit to the Company's Form 10-Q For the quarterly period ended March 31, 2010, filed with the Commission on May 7, 2010, and incorporated herein by reference.

(12) Filed as an exhibit to the Company's Form 10-Q for the year ended June 30, 2009, filed with the Commission on July 31, 2009, and incorporated herein by reference.

(13) Filed as an exhibit to the Company's Form 10-Q for the year ended June 30, 2008, filed with the Commission on August 1, 2008, and incorporated herein by reference.

(14) Filed as an exhibit to the Company's Form 10-K For the year ended December 31, 2009, filed with the Commission on February 26, 2010, and incorporated herein by reference.

(15) Filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2004, filed with the Commission on August 4, 2004, and incorporated herein by reference.

(16) Filed as an exhibit to the Company's Form 10-K For the year ended December 31, 2005, filed with the Commission on March 1, 2006, and incorporated herein by reference.

(17) Filed as an exhibit to the Company's Form 10-K For the year ended December 31, 2006, filed with the Commission on March 1, 2007, and incorporated herein by reference.

(18) Incorporated herein by reference to Item 5.02 of the Company's Form 8-K, filed with the Commission on February 23, 2011.

(19) Filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2008, filed with the Commission on November 10, 2008, and incorporated herein by reference.

(20) Filed as an exhibit to the Company's Form 10-Q For the quarterly period ended September 30, 2010, filed with the Commission on November 3, 2010, and incorporated herein by reference.

(21) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on December 30, 2010, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2011.

PIPER JAFFRAY COMPANIES

By /s/ Andrew S. Duff

Its Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2011.

Signature	Title
/s/ Andrew S. Duff Andrew S. Duff	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Debbra L. Schoneman Debbra L. Schoneman	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Michael R. Francis Michael R. Francis	Director
/s/ Virginia Gambale Virginia Gambale	Director
/s/ B. Kristine Johnson B. Kristine Johnson	Director
/s/ Addison L. Piper Addison L. Piper	Director
/s/ Lisa K. Polsky Lisa K. Polsky	Director
/s/ Frank L. Sims Frank L. Sims	Director
/s/ Jean M. Taylor Jean M. Taylor	Director
/s/ Michele Volpi Michele Volpi	Director

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Corporate Headquarters
Piper Jaffray Companies
Mail Stop J09N05
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402
612 303-6000

Company Web Site
www.piperjaffray.com

Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services acts as transfer agent and registrar for Piper Jaffray Companies and maintains all shareholder records for the company. For questions regarding owned Piper Jaffray Companies stock, stock transfers, address corrections or changes, lost stock certificates or duplicate mailings, please contact BNY Mellon Shareowner Services by writing or calling:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
800 872-4409

Street Address for Overnight Deliveries
480 Washington Blvd.
Jersey City, NJ 07310-1900

Web Site Access to Registrar
Shareholders may access their investor statements online 24 hours a day, seven days a week at www.bnymellon.com/shareowner/equityaccess

Independent Accountants
Ernst & Young LLP

Common Stock Listing
New York Stock Exchange (symbol: PJC)

Investor Inquiries
Shareholders, securities analysts and investors seeking more information about the company should contact Jennifer A. Olson-Goude, director of Investor Relations, at jennifer.a.olson-goude@pjc.com, 612 303-6277, or the corporate headquarters address.

Web Site Access to SEC Reports and Corporate Governance Information
Piper Jaffray Companies makes available free of charge on its Web site, www.piperjaffray.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as all other reports filed by Piper Jaffray Companies with the SEC, as soon as reasonably practicable after it electronically files them with, or furnishes them to, the SEC. Piper Jaffray Companies also makes available free of charge on its Web site the company's codes of ethics and business conduct, its corporate governance principles and the charters of the audit, compensation, and nominating and governance committees of the board of directors. Printed copies of these materials will be mailed upon request.

Dividends
Piper Jaffray Companies does not currently pay cash dividends on its common stock.

Forward Looking Statements
This annual report and the preceding letter to shareholders contain forward looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are subject to significant risks and uncertainties that are difficult to predict. A number of these risks and uncertainties are described in our SEC reports, including our Annual Report on Form 10-K for the year ended December 31, 2010.


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